VOICES OF EXPERIENCE



SUMMARY ANNUAL REPORT

BankMutual

These Voices of Experience are the people Bank Mutual is fortunate to work with every day. They are respected experts in their field, whether that be pouring concrete, broadcasting, or developing and managing commercial real estate. They look for that same level of experience and expertise in their financial partner, and they find it at Bank Mutual. We invite you to read what they have to say about their experiences with Bank Mutual through the years.

TABLE OF CONTENTS

1. Letter to Shareholders

4. Additional Financial Perspectives

6. Detailed Financial Highlights

8. Voices of Experience

On the cover John Kersey.
See page 15 for his story.
Inset photo: Courtesy of the Milwaukee County Historical Society.

LETTER TO SHAREHOLDERS

For the year ending December 31, 2007, diluted earnings per share were $0.31, a decrease of 8.8 percent from 2006 earnings of $0.34 per share. Earnings totaled $17.1 million for the year, compared to $20.6 million in 2006. These calculations reflect our ongoing stock repurchase program, through which nearly 11 million shares were purchased in 2007.

At the same time, we rewarded shareholders with dividends four times this year, marking the 28th consecutive quarterly dividend since going public in 2000. The total cash dividends for 2007 were $0.33 per share, an increase of more than 13 percent over the previous year.

While it is not customary for cash dividends to be greater than earnings for the year, we found ourselves in a strong capital position and felt that continuing and increasing these payments to shareholders was a preferred strategy for deploying our excess capital.

Positive News in a Negative Banking Environment

2007 was a difficult year for the banking industry as a whole, as net interest margins were stagnant, earnings decreased, stock prices fell and loan losses soared. Fortunately, the growth strategies we put in place a few years ago immunized Bank Mutual, to a certain extent, from the extreme reactions that plagued many other financial institutions.

The price of Bank Mutual Corporation stock was $10.57 as of December 31, 2007, down 12.7 percent from the previous year-end. By comparison, our peers, as measured by the SNL Midwest Thrift Index, experienced a drop of 17.80 percent for the same 12-month period. The broader America's Community Bankers NASDAQ Index (ACBQ), experienced a drop of 24.8 percent for the same 12-month period. That ACBQ benchmark includes more than 500 community banks with total market capitalizations exceeding $182 billion.



Michael T. Crowley Jr.
Chairman, President &
Chief Executive Officer,
Bank Mutual Corporation

The roadblocks enumerated in last year's report unfortunately persisted longer than was previously anticipated, preventing us from realizing our goal of increased profitability in 2007. The yield curve remained inverted, with short-term Fed rates higher than long-term rates for much of the year. It was not until the third quarter — when some of the larger banks and brokerage houses showed signs of problems with the subprime market — that the Fed started to ease up on rates. In addition, fierce competition for shrinking deposits and loan business drove up the costs of deposits and borrowings — more than offsetting any increases in interest income. That pressure abated somewhat, however, in the fourth quarter of 2007.

Working in our favor were three components of our strategic plan: 1.) We increased fee income; 2.) We managed our expenses with extreme discipline, maintaining an exceptional expense ratio that's well below comparably positioned financial institutions; 3.) Our conservative underwriting standards continued to serve us well. We do not engage in what is generally considered "subprime mortgage lending" and we do not intend to in the future.

In short, we took the necessary steps to avoid the tough market conditions, while preparing for better times. So, while 2007 was a challenging year, we managed to maintain the integrity of our balance sheet and constructed a solid foundation upon which to build for the future.

Additions to Our Governance

In the fourth quarter of 2007, Director David J. Rolfs announced that he would not stand for re-election to the Board of Directors of Bank Mutual Corporation at the 2008 Annual Meeting of Shareholders. Speaking for the entire board and the shareholders of Bank Mutual Corporation, I would like to thank Mr. Rolfs for his 24 years of service to the board and the valuable counsel he provided during that time.

Also in the fourth quarter of 2007, we added two new members to the board of our subsidiary, Bank Mutual.

David C. Boerke is principal and commercial real estate advisor of The Boerke Company, Inc., a member of the Cushman Wakefield Alliance and president of Boerke Advocates, Inc., both commercial real estate companies. In addition, Mr. Boerke is a real estate developer and investor, developing as a principal or on behalf of clients or partners, more than 30 commercial development projects, including a variety of office, retail and industrial properties.

Richard A. Brown was an audit partner with KPMG LLP, an international public accounting firm, until his retirement

Bank Mutual Corporation's Stock Price (NASDAQ: BKMU) At December 31,



$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
$2.59
$4.16
$6.31
$11.39
$12.17
$10.60
$12.11
$10.57
$10.75**
'00* '01* '02* '03 '04 '05 '06 '07 '08

Diluted Earnings Per Share



$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
$0.29
$0.38
$0.43
$0.34
$0.31
'03 '04 '05 '06 '07

Cash Dividends Paid

	2003	2004	2005	2006	2007	2008
1st Qtr.	$0.027	$0.040	$0.060	$0.070	$0.080	$0.090
2nd Qtr.	0.027	0.040	0.060	0.070	0.080	
3rd Qtr.	0.030	0.050	0.065	0.075	0.085	
4th Qtr.	0.035	0.050	0.065	0.075	0.085	
	$0.120	$0.180	$0.250	$0.290	$0.330	

* Adjusted to reflect the October 29, 2003 full conversion transaction and related 3.6686-for-one share exchange.

** Closing price as of February 29, 2008.

in April 2006. He served as managing partner of KPMG's Milwaukee office during the last four years before his retirement. As an audit partner, he primarily served banks, savings banks and other companies in the financial services industry, along with public and private companies in other industries. More recently, Mr. Brown has acted as interim chief financial officer and in other capacities for Families International, Inc., a not-for-profit organization.

Both of these individuals are being proposed for shareholder consideration as directors of Bank Mutual Corporation at our upcoming Annual Meeting of Shareholders. I feel that we will greatly benefit from their insights as we endeavor to implement strategies for the bank and improve the products and services that we offer our customers.

In conclusion, I would like to thank Bank Mutual's management and staff for their unyielding commitment to providing outstanding customer service and for helping Bank Mutual thrive as a well-respected, independent bank. I would also like to thank you, our valued shareholders, for your ongoing support. We remain dedicated to our goal of rewarding you with dividends and long-term growth in shareholder value.

Best regards,



Michael T. Crowley Jr.
Chairman, President and Chief Executive Officer

In Memory of Max McGee
1932–2007



In October 2007, Bank Mutual lost a dear friend and cherished spokesperson with the sudden passing of beloved Packers legend and radio broadcaster Max McGee.

Max helped the Green Bay Packers win five World Championships and two Super Bowls during the Vince Lombardi era of the 1960s. He is probably best known for catching the first touchdown pass and scoring the first points in Super Bowl I in 1967. After retiring from football, Max began a successful business career and became the color voice of the Green Bay Packers radio network from 1979 to 1998.

For the past few years, Max and broadcast partner Jim Irwin recorded a number of commercials for Bank Mutual and were the stars of our Ultimate Tailgate Party event. Whether on the air or in person, Max charmed everyone with colorful stories of his days on the field and in the booth.

We will greatly miss Max's sense of humor, enthusiasm and friendship.

STRATEGIES FOR GROWTH

A Recap of Successful Initiatives

Last year saw the successful deployment of a new investment advisory service by our wholly-owned subsidiary, BancMutual Financial & Insurance Services. We expect that this service will be instrumental in capturing new business from the soon-to-retire Baby Boomer market. Fee income and commissions from this service should play an important role in boosting our non-interest income during 2008.

Bank Mutual also rolled out its improved cash management service in 2007, providing a valuable service to attract new business and retain our profitable business clients. We anticipate that this service will continue to have a positive impact on our financial condition in 2008.

Our investment real estate initiative continued to grow in 2007 with the addition of experienced personnel in Wisconsin and the Twin Cities region. This department, which had originated $138.8 million in multifamily and commercial real estate loans in 2006, saw those loan originations increase to $200.3 million in 2007.

In conjunction with our expanded check imaging initiative, we have vastly improved funds availability, which has helped us earn interest on collected funds sooner.

The successful deployment of online business banking made it possible to offer our clients up-to-date account information, check images, wire transfers, remote deposit capture, lock box services, disbursement services and foreign exchange services.

Also, we opened new offices in Kenosha and Eau Claire, Wisconsin, and relocated the Glendale, Wisconsin, office in the popular new Bayshore Town Center.

2007 was also an important year in Bank Mutual's dynamic capital management plan. Each year, we weigh strategies of asset growth, acquisitions, stock buybacks and dividends to best manage our strong capital position. During the course of last year, we had the opportunity to consider several acquisitions, but did not find one that met our criteria for enhancing shareholder value.

Instead, we used our capital to reward shareholders with record dividends and expanded our stock repurchase program. In 2007, we repurchased 10.8 million shares of common stock at an average price of $11.15, bringing the total amount of stock repurchased since our "second step" public offering in 2003 to nearly 29 million shares.

Promoting Our Brand

Bank Mutual continued to promote the "Trust. The feeling is Mutual." brand message through a variety of advertising campaigns in 2007. Capitalizing on our strong presence in sports sponsorships, we introduced a series of product and branding-related radio spots featuring personalities from the Brewers Radio Network.



Jim Irwin

We continued a series of product-focused radio spots featuring Green Bay Packer legends Jim Irwin and Max McGee, who passed away in 2007. We hosted the second annual Bank Mutual Ultimate Tailgate Party. The event was promoted through in-bank displays, print ads, radio spots and online. Customers entered to win a big screen HD-TV and a tailgate party with their friends and Jim Irwin. This year's winners enjoyed a very memorable and successful event in Sheboygan, Wisconsin.

New to our advertising efforts this year is a "slice of life" radio campaign. Five different spots depict real-life families in everyday situations. The spots incorporate an entertaining, light-hearted tone while communicating the Bank Mutual "trust" brand message. The radio campaign is further reinforced by "slice of life" print ads in local papers.

In response to certain local competitors being acquired by out-of-market financial institutions, we are running a targeted newspaper campaign designed to develop hometown pride and emphasize the importance of


"Other banks can say they're local, but I'll only do business with one that really is a Wisconsin bank."
BankMutual
Special Money Market Account

"Community Focused" Print Campaign

local ownership. The full-color, half-page ads feature local landmarks and position Bank Mutual as one of those landmarks.

Competitive Advantages for 2008

Looking forward, we are pleased with the integrity of our balance sheet and the solid foundation we have built for 2008. We are well positioned for the lower interest rate environment that many anticipate for 2008. One solution we have identified to improve the net interest margin is to change the mix within our loan portfolio to be more dollar weighted to commercial business loans and multifamily and commercial real estate loans. That shift will continue throughout 2008.

We are also well positioned from a credit quality standpoint. The consistent application of our conservative underwriting standards is evident, with our non-performing loans at 0.65 percent of our total loan portfolio. In times of economic stress, it is comforting to know that our loan and investment portfolios are comprised of good credits, and that we have not booked subprime loans or invested in lower quality securities in an effort to reach for higher yields. This will continue to work to our advantage as other financial institutions struggle with subprime loans and investment downgrades in 2008.

Our expenses remain low, consistent with our reputation for expense control across the board. We have continued to maintain that low expense level in these less-than-profitable periods and will keep working hard to do so.

Our Midwest marketplace continues to give us a competitive advantage during these troubled times. We enjoy a stable population of people who show a greater tendency to save, who honor their debt commitments and who value home ownership. While these conservative values moderate the extraordinary peaks seen in boom markets, they also shield us from the devastating bust markets.

Initiatives for 2008

We view 2008 as a turning point for Bank Mutual, and we are pleased with the foundation we have established as we face growing market opportunities. We will continue to reduce our cost of funds and control expenses. We will concentrate on multifamily and commercial loan origination and will add staff to achieve additional volume. In addition, we will be strengthening and cultivating our retail bank office staff to recognize opportunities in commercial lending as well as wealth management.

Our marketplace values local, independent ownership and responsive, friendly service from people they know. Our customers appreciate that we make loan decisions and service the loans locally. This year will see the addition of local service outlets and new opportunities for growth with offices in Franklin and Greenfield, Wisconsin.

We will also be introducing a service channel for customers who prefer to do their banking exclusively online. Bank Mutual Direct will offer a High Yield Money Market Account for consumers.

During the past few years, we have held a steady and conservative course and have not allowed ourselves to be tempted by short-term profit opportunities that turned out to be today's headaches. As we strategize for 2008, we will continue to base our decisions not merely on chasing quarter-to-quarter earnings per share, but on maintaining a strong vision of what is needed for long-term success.

FINANCIALS

Selected Financial Condition Data

	At December 31,				
	2007	2006	2005	2004	2003
	(In thousands except number of shares and per share amounts)				
Total assets	$3,488,046	$3,451,385	$3,431,377	$3,445,299	$3,108,527
Loans receivable, net	1,994,556	2,024,325	1,990,492	1,875,885	1,712,278
Loans held for sale	7,952	3,787	2,312	4,987	4,056
Securities available-for-sale, at fair value:					
Investment securities	99,450	48,290	63,361	68,753	67,854
Mortgage-related securities	1,099,922	1,064,851	1,087,816	1,266,224	1,053,349
Foreclosed properties & repossessed assets	3,687	1,231	708	1,621	630
Goodwill	52,570	52,570	52,570	52,570	52,570
Other intangible assets	2,428	3,089	3,750	4,412	5,073
Mortgage servicing rights	4,708	4,653	4,771	4,542	4,698
Deposits	2,112,968	2,158,641	2,086,822	1,982,881	2,052,290
Borrowings	912,459	705,025	765,796	761,525	299,491
Shareholders' equity	430,035	533,779	544,374	670,454	731,080
Tangible shareholders' equity	371,303	474,706	484,786	610,698	670,771
Number of shares outstanding – net of treasury stock	49,834,756	60,277,087	62,325,268	73,485,113	78,775,779
Book value per share	$8.63	$8.86	$8.73	$9.12	$9.28
Tangible book value per share	$7.45	$7.88	$7.78	$8.31	$8.51

Selected Operating Data

	At December 31,				
	2007	2006	2005	2004	2003
	(In thousands except per share amounts)				
Total interest income	$182,468	$173,871	$164,210	$148,921	$141,070
Total interest expense	113,771	99,091	77,231	58,498	69,482
Net interest income	68,697	74,780	86,979	90,423	71,588
Provision for (recovery of) loan losses	(272)	632	541	1,330	1,304
Net interest income after provision for loan losses	68,969	74,148	86,438	89,093	70,284
Total noninterest income	20,961	17,568	17,441	16,175	19,618
Total noninterest expense	63,543	61,311	60,837	60,082	55,608
Minority interest in income of real estate operations	392	–	–	–	–
Income before income taxes	25,995	30,405	43,042	45,186	34,294
Income taxes	8,892	9,808	15,016	15,632	11,695
Net Income	$17,103	$20,597	$28,026	$29,554	$22,599
Earnings per share – basic	$0.32	$0.35	$0.44	$0.39	$0.30
Earnings per share – diluted	$0.31	$0.34	$0.43	$0.38	$0.29
Cash dividends paid per share	$0.33	$0.29	$0.25	$0.18	$0.12

Selected Financial Ratios

	At or for the year ended December 31,				
	2007	2006	2005	2004	2003
Net interest margin[1]	2.07%	2.25%	2.62%	3.00%	2.58%
Average net interest rate spread	1.57	1.72	2.15	2.44	2.17
Return on average assets	0.49	0.59	0.80	0.93	0.76
Return on average shareholders' equity	3.57	3.89	4.84	4.10	5.45
Return on average tangible shareholders' equity[2]	4.07	4.38	5.39	4.47	6.30
Efficiency ratio[3]	70.87	66.39	58.26	56.36	60.97
Noninterest expense as a percent of average assets	1.81	1.77	1.74	1.88	1.88
Shareholders' equity to total assets	12.33	15.47	15.86	19.46	23.52
Tangible shareholders' equity to adjusted total assets[4]	10.83	13.99	14.38	18.04	22.01

Selected Asset Quality Ratios

	At or for the year ended December 31,				
	2007	2006	2005	2004	2003
Non-performing loans to loans receivable, net	0.65%	0.72%	0.29%	0.33%	0.61%
Non-performing assets to total assets	0.48	0.46	0.19	0.23	0.35
Allowance for loan losses to non-performing loans	90.98	86.74	207.23	222.09	132.77
Allowance for loan losses to non-performing assets	70.80	79.95	184.81	176.46	125.17
Allowance for loan losses to loans receivable, net	0.59	0.62	0.61	0.74	0.80
Charge-offs to average loans	0.03	0.01	0.12	0.07	0.02

[1] Net interest margin is calculated by dividing net interest income by average earning assets.

[2] This ratio is calculated by dividing net income by tota shareholders' equity minus goodwill, other intangible assets net of deferred taxes and mortgage servicing rights.

[3] Efficiency ratio is calculated by dividing noninterest expense by the sum of net interest income and noninterest income.

[4] This ratio is calculated by dividing total shareholders' equity minus goodwill, other intangible assets net of deferred taxes and mortgage servicing rights, by total assets minus goodwill, other intangible assets net of deferred taxes and mortgage servicing rights.

These tables provide selected financial data for Bank Mutual Corporation for its past five fiscal years. The data is derived from Bank Mutual's audited financial statements, although the table itself is not audited. The preceding data should be read together with Bank Mutual's consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Form 10-K.


Jim.
PETERS
CONCRETE

VOICES OF EXPERIENCE

Jim Peters, Peters Concrete

In the concrete business, timing is crucial. Jim Peters, owner of Peters Concrete, has found that Bank Mutual understands the importance of timing and always provides quick answers to his banking questions.

Jim's dad started the Green Bay-based Peters Concrete in 1932, and Jim took over its management in the late 1980s. Now he has four sons in the business with him: Jim Jr., Jack, Joe and Jeff. The company does a variety of roadwork and ready-mix business, plus sewer and water projects, crushing and washing of aggregate, and some trucking.

"They've been very helpful because they understand our business. We look to them for advice on purchases and financing our operations, which has helped us a great deal."

- Jim Peters

Jim has banked with Bank Mutual for the last six years — a period of tremendous growth in both the relationship and the business.

"We've really expanded with Bank Mutual over the last several years. They've helped us finance our growth with lines of credit, building and equipment loans and transaction accounts," says Jim. He started with 15 employees and now has almost 130 people, plus many more contractors who depend on them for work.

"Peters Concrete has grown exponentially in the last 10 to 15 years, especially now that they've gotten into excavation," reports Bank Mutual Vice President Tim Beno, Peters' relationship manager. Tim has seen Peters' revenue grow by nearly 10 times since he's started working with them. Much of that tremendous growth has been fueled by contracts with the Wisconsin Department of Transportation.

Peters Concrete has been involved in projects at Green Bay's Austin Straubel International Airport, a major expansion of Highway 41, and numerous roads and bridges in northeastern Wisconsin. "This growth has occurred in a very competitive market," adds Tim. "There are a lot of concrete contractors for a city the size of Green Bay."

Because concrete is a seasonal business, Peters Concrete has looked to Bank Mutual for operating funds to help get through the off season. "I appreciate their ability to make decisions on the spot rather than trucking a loan application off to another city where some loan review board might not know us," Jim says. As a family-owned business, Peters Concrete appreciates that decisions are made locally and quickly.

"They've been very helpful because they understand our business," Jim adds. "We look to them for advice on purchases and financing our operations, which has helped us a great deal." Jim reports that he and Tim Beno talk every couple of weeks. "It's just an excellent relationship."

Tim agrees. "When you deal with a company for so long, you get to really understand their business. There's a comfort level on both sides."



Pictured: Rob Crockarell.
Inset photo courtesy of the
Minnesota Historical Society.

VOICES OF EXPERIENCE

Jim and Rob Crockarell, and Rosemary Kortgard, Property Owners and Managers

After 30 years in the commercial real estate business and with retail, residential and office properties all over Minnesota, Jim Crockarell recognizes a property with a lot of potential when he sees one. What impressed him about Bank Mutual was his banker's ability to share the same vision.

Jim and his son Robert, who have been in business together for the past three years, had an opportunity to purchase a 212,000-square-foot office building in downtown St. Paul last May. The building was only 72 percent occupied, but Jim, Rob and Jim's wife, Rosemary Kortgard, knew they could lease it up further. Their mortgage broker, Bob Boysen, recommended that they get a bid from Bank Mutual's Woodbury, Minnesota, office.

"This (transaction) has been everything we hoped it would be and expect it to continue to be a good investment in the future. This was a win-win for Bank Mutual and for us."

- Jim Crockarell

"We took competitive proposals from at least three separate financial institutions. We analyzed the deals and thought Bank Mutual made us the best offer." A number of aspects of the loan were attractive, Jim recalls, including a competitive rate and flexible terms that would allow them to refinance when the building was fully leased.

"We thought Bank Mutual had the best proposal," says Jim. "We met with Jim Basten from the Woodbury office and two other principals from Milwaukee, and thought they were nice people to work with. It had the makings of a nice long-term relationship."

The Crockarells were most impressed with how Bank Mutual's Jim Basten was in tune with the local real estate market. "He had done his homework and asked the right questions," said Jim Crockarell. "He was very knowledgeable about the St. Paul real estate market and his analysis of the property was right on target." Because of his research, Jim Basten knew it was a stable investment and was very supportive of getting the transaction completed.

Jim Basten remembers thinking it was a good match for Bank Mutual's real estate lending portfolio. "I think Jim Crockarell was comfortable with the fact that we're a good-sized lender, but not so large that he can't pick up the phone and call someone about the deal." Price, personal service and flexibility were the keys to this transaction.

The closing last August went smoothly and the Crockarells have been pleased with Bank Mutual's service ever since. Today, thanks to Bank Mutual's mortgage, the Crockarells are the largest office property owners in downtown St. Paul.

"This has been everything we hoped it would be and expect it to continue to be a good investment in the future," says Jim Crockarell. "This was a win-win for Bank Mutual and for us."


87

VOICES OF EXPERIENCE

Willie Davis, Milwaukee Radio Alliance

Willie Davis appreciates having Bank Mutual on his team whether he's going to purchase a building or remodel a studio for his business, Milwaukee Radio Alliance. And Willie knows something about teamwork. He was a defensive lineman for the Green Bay Packers from 1960 to 1969.

"What impresses me the most is they ask you the questions that are important for them to ask, but then the decisions and transactions are always very professional and very quick."
- *Willie Davis*

On and off the field, Willie exhibited the dedication, intelligence and leadership that would later make him a successful businessman. He helped the Packers earn five NFL championships, six divisional titles and two Super Bowl victories. Willie was chosen for the Pro Bowl five years in a row and never missed a game in his 162-game career.

During his final years in Green Bay, Willie earned his MBA from the University of Chicago. A year after his retirement from football, he became the first minority owner of a major brewery distributor.

In 1977, Willie joined the broadcasting business with the purchase of his first radio station, in Inglewood, California. Soon afterwards, he bought an AM-FM combination station in Milwaukee. He has owned several stations through the years, but today concentrates on two stations in California and three in Milwaukee: B93.3 soft rock, FM/102.1 alternative rock and WMCS-AM1290, the Talk of the Town.

For the past 17 years, Willie and the Milwaukee Radio Alliance have been Bank Mutual customers. He recalls his first meeting with a Bank Mutual banker in 1990. "I was frankly looking for a bank where I could feel special, a bank where I had the opportunity to have a good relationship without a lot of hassle," he says. "And it has led to a relationship that's been just fantastic."

Through the years, Bank Mutual has provided financing for the purchase of offices and studios, a line of credit for remodeling and operating expenses, and deposit accounts for the Milwaukee Radio Alliance.

"As far as I'm concerned, most banks are ready to help people who don't need any help, whose situation is already pretty substantial," Willie notes. "Each time I've had a need to go to Bank Mutual, what impresses me the most is they ask you the questions that are important for them to ask, but then the decisions and transactions are always very professional and very quick. They are understanding and always willing to help you," he adds.

Although Willie lives in California much of the year, he professes to "leave his heart in Milwaukee" every time he's away. "Life just seems to be better and more productive in Wisconsin," he admits. "As long as I live, I will have some kind of involvement in Milwaukee."

Willie, Bank Mutual will be here for you.



VOICES OF EXPERIENCE

John Kersey, Director of Investments, Zilber Ltd.

One of the most cherished landmarks in Milwaukee has recently been one of its most controversial. The Pabst Brewery, once the largest brewery in America, closed its doors after 150 years of operation, leaving behind a 20-acre campus of buildings dating as far back as the 1870s.

"In our business, the bank lines of credit enable us to go out and make our real estate projects a reality. They are our lifelines and a significant part of our success."

- John Kersey

After nearly 10 years of false starts and squabbling over what to do with this valuable land in the northwest part of downtown Milwaukee, one individual won lawmakers' approval to purchase and develop the site: Joseph Zilber, through his company, Zilber Ltd.

Joseph Zilber, a Milwaukee native, founded his realty company in 1949. Since then, he has built a diversified real estate conglomerate with holdings in Arizona, California, Hawaii and Texas, as well as his beloved hometown. Now 90 years old, his vision for the Pabst Brewery site is a charming neighborhood comprising residential units, offices, restaurants and retail shops.

Joseph purchased the Pabst site for $13.5 million, with the city providing twice that amount in tax incremental financing. Once the Brewery Project is completed, experts expect the assessed value to be in excess of $200 million, making a tremendous addition to the city's tax base.

The Zilber Ltd. team is currently replacing all the site utilities and working on environmental cleanup while inviting other developers to get involved. Vacant land on site is available for new construction, and the existing masonry buildings can be purchased for restoration and historic redevelopment, using federal historic tax credits. At publication, plans were in place for turning the former keg house into loft apartments, the lab and boiler house buildings into offices, and the old blacksmith and wagon building into residential condominiums with ground-floor retail space.

Bank Mutual extends a line of credit to Zilber Ltd. to finance its real estate projects. "In our business, the bank lines of credit enable us to go out and make our real estate projects a reality. They are our lifelines and a significant part of our success," says John Kersey, director of investments for Zilber Ltd.

A developer the size and scope of Zilber Ltd. needs to have relationships with a number of local banks, and Bank Mutual stands out because of its relationship management. "Any time we have gone to Bank Mutual with a request, they have come through for us," John says. "The customer service that we get from Tom Koepp as our relationship manager is outstanding. They have a very seasoned real estate team and they understand our business."

Bank Mutual is delighted to be part of Joseph Zilber's team as he brings his exceptional vision for the City of Milwaukee to life.

BANK MUTUAL'S 80 OFFICES


Hayward
Spooner
Rice Lake
St. Croix Falls
Barron
Cornell
Bloomer
Chippewa Falls (2)
Stanley
Hudson
Menomonie (2)
Eau Claire (5)
Woodbury, MN
Ellsworth
Crivitz
Marinette (2)
Peshtigo
Sturgeon Bay
Shawano
Howard
Green Bay (4)
Ashwaubenon
De Pere (2)
Brillion
New Holstein
Sheboygan (2)
New London
Hortonville
Appleton
Neenah
Kiel
Berlin
Thiensville
Cedarburg
West Bend
Grafton
Mequon
Portage
Fond du Lac
Beaver Dam
Middleton
Glendale
Wauwatosa
Menomonee Falls
Brookfield (2)
Madison (2)
Waukesha (2)
Milwaukee (7)
West Allis
Greenfield
Greendale
Franklin
Oak Creek
Racine (2)
Kenosha
Corporate Headquarters
4949 West Brown Deer Road
Milwaukee, Wisconsin 53223

CORPORATE INFORMATION

BankMutual
CORPORATION

Executive Officers

Michael T. Crowley Jr.	*Chairman, President and Chief Executive Officer*
Eugene H. Maurer	*Interim Chief Financial Officer, Senior Vice President, Secretary*
Marlene M. Scholz	*Senior Vice President*
P. Terry Anderegg	*Senior Vice President, Retail Banking (of the Bank)*
Christopher J. Callen	*Senior Vice President, Lending (of the Bank)*

Bank Mutual Corporation Directors

Thomas H. Buestrin
Michael T. Crowley Jr.
Raymond W. Dwyer Jr.
Mark C. Herr
Thomas J. Lopina Sr.
William J. Mielke
Robert B. Olson
David J. Rolfs
Jelmer G. Swoboda

Corporate Headquarters

Bank Mutual Corporation
4949 West Brown Deer Road
Milwaukee, WI 53223
414-354-1500
bankmutualcorp.com

Transfer Agent

Inquiries regarding change of address, transfer of stock, lost certificates and dividend reinvestment should be directed to:
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
800-368-5948

Independent Auditors

Ernst & Young LLP
875 East Wisconsin Avenue
Milwaukee, WI 53202
Through 2007

Deloitte & Touche LLP
555 East Wells Street
Milwaukee, WI 53202
Effective 2008

General Counsel

Quarles & Brady LLP
411 East Wisconsin Avenue
Milwaukee, WI 53202

Annual Meeting

The 2008 Annual Meeting of Shareholders will be held on May 6, 2008, at 10 a.m. at the Four Points Sheraton Inn Milwaukee North, 8900 North Kildeer Court, Milwaukee, WI.

Stock Listing

Bank Mutual Corporation common stock is traded on the NASDAQ Global Select Market℠ under the symbol BKMU.

Investor Relations

Shareholders, analysts, the news media and others desiring general information about the Company or its subsidiaries may contact Michael T. Crowley Jr., Chairman and Chief Executive Officer at the Corporate Headquarters.

A copy (without exhibits) of our Annual Report on Form 10-K for the year ended December 31, 2007, as filed with the Securities and Exchange Commission is available to shareholders on our Web site (bankmutualcorp.com) or at no charge upon written request to our corporate offices. The Annual Report on Form 10-K is included with the proxy statement for Bank Mutual Corporation's 2008 annual meeting of shareholders and includes complete financial statements and other financial information about Bank Mutual Corporation that is not included in this Summary Annual Report. We urge shareholders and others to read the Form 10-K.

The discussions in this summary annual report which are not historical statements contain forward-looking statements that involve risk and uncertainties. Statements which are not historical statements include those in the future tense or which use terms such as "believe," "expect," and "anticipate." Our actual future results could differ in important and material ways from those discussed. Many factors could cause or contribute to such differences, including those discussed under "Risk Factors" in our annual report on Form 10-K filed with the Securities and Exchange Commission.

BankMutual
CORPORATION

2007
SUMMARY ANNUAL REPORT

4949 West Brown Deer Road
Milwaukee, Wisconsin 53223
bankmutualcorp.com

BankMutual
CORPORATION

NOTICE OF 2008 ANNUAL MEETING OF SHAREHOLDERS

PROXY STATEMENT

2007 FORM 10-K ANNUAL REPORT

BankMutual
CORPORATION

BANK MUTUAL CORPORATION
4949 West Brown Deer Road
Milwaukee, Wisconsin 53223
(414) 354-1500

March 7, 2008

Dear Fellow Shareholder,

We invite you to attend the Bank Mutual Corporation 2008 Annual Meeting of Shareholders, which will be held at the Four Points Sheraton Milwaukee North Hotel, 8900 N. Kildeer Court, Milwaukee, Wisconsin at 10:00 a.m., Central Time, on Tuesday, May 6, 2008.

Bank Mutual Corporation's Notice of Annual Meeting of Shareholders and Proxy Statement which are enclosed describe the business to be conducted at the Annual Meeting. If you plan to attend the Annual Meeting, please check the box on the proxy form so that we can make the appropriate arrangements.

Also enclosed is a copy of Bank Mutual Corporation's Summary Annual Report and attached to this Proxy Statement is the Annual Report on Form 10-K for the year ended December 31, 2007.

YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the Annual Meeting, we urge you to **mark, sign, date and return your proxy form in the enclosed postage-paid envelope as soon as possible** to make sure that you are represented. Signing the proxy will not prevent you from voting in person at the Annual Meeting, but will ensure that your shares will be represented if you are unable to attend.

Sincerely,

BANK MUTUAL CORPORATION

Michael T. Crowley

MICHAEL T. CROWLEY, JR.
Chairman, President and Chief Executive Officer

BANK MUTUAL CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 6, 2008

To the Shareholders of Bank Mutual Corporation:

The 2008 annual meeting of shareholders of Bank Mutual Corporation will be held on Tuesday, May 6, 2007, at 10:00 a.m., Central Time, at the Four Points Sheraton Milwaukee North Hotel, 8900 N. Kildeer Court, Milwaukee, Wisconsin for the following purposes:

(1) Electing four directors to serve for terms expiring in 2011;
(2) Ratifying the selection of Deloitte & Touche LLP as independent auditors; and
(3) Transacting such other business as may properly come before the annual meeting or any adjournment thereof.

The board of directors recommends that shareholders vote FOR each of the board's director nominees and FOR the ratification of the selection of Deloitte & Touche LLP as independent auditors.

The board of directors has fixed the close of business on March 3, 2008 as the record date for the determination of shareholders entitled to notice of and to vote at the annual meeting and any adjournment thereof. Only shareholders of record at the close of business on that date will be entitled to vote at the annual meeting.

We call your attention to the proxy statement accompanying this notice for a more complete statement regarding the matters to be acted upon at the annual meeting. Please read it carefully.

If you have questions or comments, please direct them to Bank Mutual Corporation, 4949 West Brown Deer Road, Milwaukee, Wisconsin 53223, Attention: Corporate Secretary. Please also contact the corporate Secretary if you would like directions to the Annual Meeting. If you prefer, you may also e-mail questions, comments or requests for directions to eugene.maurer@bankmutual.com.

By Order of the Board of Directors

Eugene H. Maurer, Jr.
Senior Vice President and Secretary

Milwaukee, Wisconsin
March 7, 2008

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be Held on May 6, 2008: The Company's Proxy Statement, Annual Report on Form 10-K for the year ended December 31, 2007, and Summary Annual Report are available at: http://www.bankmutualcorp.com/amm.html.

To view this material, your browser must support the PDF file format. If your browser does not support PDF viewing, download and installation instructions are available at the above link.

YOUR VOTE IS IMPORTANT

Your vote is important regardless of the number of shares you own. Whether or not you expect to attend the annual meeting, please indicate your voting directions, sign, date and promptly return the accompanying proxy, which is solicited by the Bank Mutual Corporation board of directors, using the enclosed self-addressed envelope, which requires no postage if mailed in the United States. If for any reason you should desire to revoke your proxy, you may do so at any time before it is voted at the annual meeting.

PROXY STATEMENT

BANK MUTUAL CORPORATION
4949 West Brown Deer Road
Milwaukee, Wisconsin 53223
(414) 354-1500

SOLICITATION AND VOTING

This proxy statement and accompanying proxy are furnished to the shareholders of Bank Mutual Corporation ("Bank Mutual Corporation" or the "Company") in connection with the solicitation of proxies by Bank Mutual Corporation's board of directors for use at the annual meeting of Bank Mutual Corporation shareholders on Tuesday, May 6, 2008, and at any adjournment of that meeting. The 2007 summary annual report to shareholders, which accompanies this proxy statement, and the 2007 annual report on Form 10-K, attached hereto, contain financial statements and other information concerning the Company. We are mailing the proxy materials to shareholders beginning on or about March 14, 2008.

Record Date and Meeting Information. The board of directors has fixed the close of business on March 3, 2008 as the record date for the determination of shareholders entitled to notice of and to vote at the annual meeting and any adjournment thereof.. Only holders of record of Company common stock, the only class of voting stock of Bank Mutual Corporation outstanding, on the record date are entitled to notice of and to vote at the annual meeting. Each share of common stock is entitled to one vote. At the record date, there were 48,605,080 shares of common stock validly issued and outstanding.

The board of directors of Bank Mutual Corporation knows of no matters to be acted upon at the annual meeting other than as set forth in the notice attached to this proxy statement. If any other matters properly come before the annual meeting, or any adjournment thereof, it is the intention of the persons named in the proxy to vote such proxies in accordance with their best judgment on such matters.

Voting Your Shares. Any shareholder entitled to vote at the annual meeting may vote either in person or by a properly executed proxy. Shares represented by properly executed proxies received by Bank Mutual Corporation will be voted at the annual meeting, or any adjournment thereof, in accordance with the terms of such proxies, unless revoked. If no voting instructions are given on a properly executed proxy, the shares will be voted FOR the election of the designated director nominees and FOR ratification of Deloitte & Touche LLP as independent auditors.

A shareholder may revoke a proxy at any time prior to the time it is voted by filing a written notice of revocation with the corporate secretary of the Company, by delivering a properly executed proxy bearing a later date or by voting in person at the annual meeting. Attendance at the annual meeting will not in itself constitute revocation of a proxy.

Shares in Dividend Reinvestment or Employee Plans. If a shareholder participates in the Company's Dividend Reinvestment and Stock Purchase Plan (the "DRP"), the proxy also will serve as voting instructions for the participant's shares held in the DRP. Participants' shares will be voted by the administrator of the DRP in accordance with those voting instructions. If a participant does not return a proxy, the DRP administrator will not vote that participant's shares held in the DRP.

Any shareholder who owns shares through an investment in the Company Common Stock Fund of the Bank Mutual Corporation 401(k) Plan (the "401(k) Plan") will receive a separate blue proxy card, marked "401k," to instruct the 401(k) Plan's administrator how to vote those shares. The administrator will vote shares in those participants' 401(k) Plan accounts in accordance with the voting instructions on the proxies. If a 401(k) Plan participant does not return a proxy, the administrator will vote that participant's shares in the 401(k) Plan in the same proportion as the voting of all shares in the 401(k) Plan for which voting instructions have been received.

Any shareholder who owns shares through an allocation to that person's account under the Bank Mutual Corporation Employee Stock Ownership Plan (the "ESOP") will receive a separate green proxy card, marked "ESOP," to instruct the ESOP's administrator how to vote those shares. The ESOP administrator, which is Bank Mutual Corporation acting through its board, will vote shares allocated to those participants' ESOP accounts in accordance with the participant's voting instructions on the proxies. The ESOP administrator may vote, at its discretion, unallocated ESOP shares and any allocated ESOP shares which are not voted by the individuals to whom they are allocated. It is expected that those shares will be voted FOR all nominees and proposals.

Quorum and Required Vote. A majority of the votes entitled to be cast by the shares entitled to vote, represented in person or by proxy, will constitute a quorum of shareholders at the annual meeting. Shares for which authority is withheld to vote for director nominees and broker non-votes (i.e., proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owners or other persons entitled to vote shares as to a matter with respect to which the brokers or nominees do not have discretionary power to vote) will be considered present for purposes of establishing a quorum. The inspectors of election appointed by the board of directors will count the votes and ballots at the annual meeting.

A plurality of the votes cast at the annual meeting by the holders of shares of common stock entitled to vote is required for the election of directors. In other words, the individuals who receive the largest number of votes are elected as directors up to the maximum number of directors in a class to be chosen at the annual meeting. With respect to the election of directors, any shares not voted, whether by withheld authority, broker non-vote or otherwise, will have no effect on the election of directors except to the extent that the failure to vote for an individual results in another individual receiving a comparatively larger number of votes.

Assuming that a quorum is present, the selection of Deloitte & Touche LLP will be deemed to have been ratified if more shares are voted in favor of ratification than are voted against ratification. Accordingly; any shares not voted on this matter, whether by abstention, broker non-vote or otherwise will have no effect on this matter.

Expenses and Solicitation. Expenses in connection with the solicitation of proxies will be paid by the Company. Proxies will be solicited principally by mail, but may also be solicited by the directors, officers and other employees of the Company in person or by telephone, facsimile or other means of communication. Those directors, officers and employees will receive no compensation therefor in addition to their regular compensation, but may be reimbursed for their related out-of-pocket expenses. Brokers, dealers, banks, or their nominees, who hold common stock on behalf of another will be asked to send proxy material and related documents to the beneficial owners of such stock, and the Company will reimburse those persons for their reasonable expenses.

Corporate Background. Bank Mutual Corporation is a Wisconsin-chartered corporation which is the successor in a 2003 restructuring transaction to a mutual holding company subsidiary holding company of the same name. In this proxy statement: "Bank Mutual Corporation" and the "Company" refer to both the Wisconsin-chartered corporation and to its federally-chartered predecessor; the "Bank" refers to the Company's subsidiary bank named Bank Mutual; and "First Northern" refers to First Northern Savings Bank, which was a Company subsidiary from its acquisition in 2000 until it was merged into the Bank in 2003.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The table below sets forth information regarding the beneficial ownership of Company common stock as of the March 3, 2008 record date by each director and nominee for director, by each executive officer named in the Summary Compensation Table below and by all directors and executive officers of the Company as a group. The table also includes information as to the only known 5% or greater shareholders of the Company.

Name of Beneficial Owner	Number of Shares and Nature of Beneficial Ownership (1)(2)	Percent of Class
P. Terry Anderegg	391,430	*
Thomas H. Buestrin	216,934	*
Christopher J. Callen	379,641	*
Michael T. Crowley, Jr.	2,330,817	4.7%
Raymond W. Dwyer, Jr.	109,901	*
Mark C. Herr	128,578	*
Thomas J. Lopina, Sr.	223,610	*
Eugene H. Maurer, Jr.	338,546	*
William J. Mielke	140,042	*
Robert B. Olson	477,995	*
David J. Rolfs	140,042	*
J. Gus Swoboda	237,710	*
All directors and executive officers as a group (13 persons) (3)(4)	6,590,813	13.0%
David C. Boerke (5)	5,000	*
Richard A. Brown (5)	5,000	*
Rick B. Colberg (6)	286,631	*
Barclays Global Investors, NA. (7)	2,877,733	5.9%

* Less than 1.0%. Percentages are based on shares outstanding on the record date.

(1) Unless otherwise noted, the specified persons have sole voting and dispositive power as to the shares. Beneficial ownership of the following shares is shared: Mr. Buestrin – 58,591; Mr. Crowley Jr. – 87,240; Mr. Dwyer – 10,058; Mr. Herr – 25,313; Mr. Lopina – 104,436; Mr. Olson – 343,823; Mr. Rolfs – 42,188; Mr. Swoboda – 123,068; group – 796,217; and Mr. Colberg – 56,951. See also notes (3) and (4) below.

(2) Includes the following shares subject to options exercisable within 60 days of the record date: Messrs. Anderegg and Callen – 225,086 each; Mr. Buestrin – 98,000; Mr. Crowley Jr. – 939,047; Messrs. Dwyer, Lopina and Rolfs – 48,000 each; Mr. Herr – 84,065; Mr. Maurer – 69,111; Mr. Mielke – 71,372; Mr. Olson – 121,372; Mr. Swoboda – 85,372; and all directors and executive officers as a group – 2,284,847. As of December 31, 2007, Mr. Lopina had pledged 100,413 shares, Mr. Colberg had pledged 151,475, and Mr. Maurer held 62,691 shares in a margin account.

(3) The total for the group (but not any individual) includes 780,677 unallocated shares held in the ESOP, as to which voting and dispositive power is shared. As administrator, the Company (through its board) may vote, in its discretion, shares which have not yet been allocated to participants. Employees may vote the shares allocated to their accounts; the administrator will vote unvoted shares in its discretion. Allocated shares are included only if allocated to named executive officers, in which case they are included in those individuals' (and the group's) beneficial ownership. Also includes 89,942 shares held under the Benefit Restoration Plan in which officers share beneficial ownership of shares held for the accounts of others.

(4) Because the 401(k) Plan permits participants to vote shares and make investment decisions, except for certain takeover offers, shares held in the 401(k) Plan are included only if held in the accounts of named persons, even though certain of the officers are trustees or administrators of one of the plans.

(5) Messrs. Boerke and Brown are director-nominees. In addition to the shares listed above, the Compensation Committee has decided, effective as of May 6, 2008 and subject to their election to the Company's board of directors, to grant Messrs. Boerke and Brown options to purchase 16,000 shares of Company common stock, at an exercise price equal to the fair market value on that date, and to award them 6,400 shares of restricted stock under the 2004 Stock Plan. The options and restricted stock grants vest 20% per year, becoming fully vested after five years.

(6) Mr. Colberg retired as Chief Financial Officer in January 2008.

(7) Barclays Global Investors, NA. ("Barclays") filed a report on Schedule 13G dated January 10, 2008 reporting sole voting power as to 2,298,052 shares and sole dispositive power as to 2,877,733 shares of common stock. The report was filed jointly with Barclays Global Fund Advisors, Barclays Global Investors, Ltd., Barclays Global Investors Japan Trust and Banking Company Limited, Barclays Global Investors Japan Limited, Barclays Global Investors Canada Limited, Barclays Global Investors Australia Limited and Barclays Global Investors (Deutschland) AG. The address of Barclays, a bank with investment advisor affiliates, is 45 Fremont Street, San Francisco, California 94105.

The above beneficial ownership information is based on data furnished by the specified persons and is determined in accordance with Rule 13d-3 under the Securities Exchange Act, as required for purposes of this proxy statement. It is not necessarily to be construed as an admission of beneficial ownership for other purposes.

ELECTION OF DIRECTORS

The bylaws provide that the number of directors of Bank Mutual Corporation shall be between seven and thirteen, as determined by the board of directors. At each annual meeting, the term of office of one class of directors expires and a class of directors is elected to serve for a term of three years or until their successors are elected and qualified. The board has recently added an additional directorship, bringing the number of directors to ten. The newly-created position will join the class of directors up for election at the annual meeting with a term expiring in 2011. Messrs. Lopina and Olson, two of the directors whose terms expire at the annual meeting, are being nominated for re-election as directors.

As previously announced, David J. Rolfs, whose term also expires at the annual meeting, decided not to accept a nomination for re-election due to his desire to scale back on his commitments. Mr. Rolfs has been a director of the Company and its affiliates since 1984. We have greatly appreciated his 24 years of service to the Company. The board of directors would like to thank Mr. Rolfs for his dedicated service.

The Nominating and Governance Committee has nominated David C. Boerke and Richard A. Brown for election to the board to fill the newly-created vacancy and the vacancy created by Mr. Rolfs' decision not to run for re-election. Under the bylaws, the board may appoint a new director to fill a vacancy which occurs between annual meetings, including a vacancy which would result from a later determination to increase the size of the board.

Shares represented by proxies will be voted FOR the election of the nominees unless otherwise specified by the executing shareholder. If any nominee declines or is unable to act as a director, which we do not foresee, proxies may be voted with discretionary authority for a substitute nominee designated by the board. Information regarding the nominees and the directors whose terms continue is set forth in the following table. The board of directors unanimously recommends that shareholders vote FOR the election of the director nominees listed in the following table.

Name and Age	Principal Occupation and Business Experience (1)	Director Since (2)
	Nominees for Terms expiring in 2011	
David C. Boerke 62 (3)	Principal, commercial real estate advisor, The Boerke Company, Inc., a commercial real estate group that is a member of the Cushman Wakefield Alliance, a commercial real estate company; president, Boerke Advocates, Inc., commercial real estate company; private equity investor, Antietam, LLC and Market Street Investors	-- (4)
Richard A. Brown 59	Retired in 2006 as an audit partner, KPMG LLP, an international accounting firm; private equity investor and board member, Fortress Banc Ventures, LP; interim chief financial officer, Families International, Inc., a not-for-profit organization, since 2006	-- (4)
Thomas J. Lopina, Sr. 70 (6)	Associate, Spectrum Solutions, Inc., small business consulting firm	1979
Robert B. Olson, 70 (5)	Retired as self-employed consultant in 2005; prior to 2000, an executive with Little Rapids Corporation, specialty paper producer	1997
	Continuing Director – Terms expire in 2010	
Raymond W. Dwyer, Jr., 85 (6) (7) (8)	Retired; prior thereto, architect with R.W. Dwyer Architects	1957
Mark C. Herr, 55	Partner, Plunkett Raysich Architects LLC	2001
J. Gus Swoboda, 73 (7) (8)	Retired; prior thereto, Senior Vice President, Human and Corporate Development, Wisconsin Public Service Corporation, electric and gas utility	1987
	Continuing Director – Terms expire in 2009	
Thomas H. Buestrin, 71 (3) (5)	President of Buestrin, Allen & Associates Ltd., real estate investment, management and development	1995
Michael T. Crowley, Jr., 65 (8)	President, CEO and Chairman of the Company since 2003; President, CEO and Chairman of the Bank since 2005	1970
William J. Mielke, 60 (5) (6) (7)	President and CEO of Ruekert & Mielke Inc., engineering	1988

(1) Unless otherwise noted, all directors have been employed in their respective principal occupations listed for at least the past five years.

(2) Indicates the date when director was first elected to the board of the Company, the Bank or First Northern Savings Bank (acquired by the Company in 2000), as the case may be. Each of these persons, other than Messrs. Boerke, Brown and Herr, became a director of the Company in 2000.

(3) Messrs. Boerke and Buestrin are first cousins. As discussed below, Mr. Boerke was initially suggested for board membership by Mr. Buestrin.
(4) Messrs. Boerke and Brown are not currently directors of the Company, but have been directors of the Bank since October 2007.
(5) Member of the Audit Committee, of which Mr. Mielke is Chairman.
(6) Member of the Compensation Committee, of which Mr. Rolfs is Chairman.
(7) Member of the Nominating and Governance Committee, of which Mr. Mielke is chairman.
(8) Member of the Executive Committee, of which Mr. Crowley Jr. is Chairman.

Board Meetings and Committees

The Bank Mutual Corporation board of directors met 10 times during 2007. Messrs. Buestrin, Dwyer, Lopina, Mielke, Olson, and Swoboda are considered "independent" under Nasdaq Stock Market rules, and all members of the Audit, Compensation, and Nominating and Governance Committees are "independent." In addition, it is anticipated that Messrs. Boerke and Brown, if elected, will be considered "independent" under Nasdaq Stock Market rules. As part of the board meetings, independent directors regularly met without management or non-independent directors present. The independent directors rotate who chairs those executive sessions on an informal basis. Each director attended at least 75% of the total of the number of meetings of the board and the number of meetings of all committees of the board on which such director served during the year.

When making its determination regarding director independence, the board of directors considers the Nasdaq Stock Market rules and also reviews other transactions and relationships involving the Company, which are described, or of the types described, in "Certain Transactions and Relationships with the Company." The board has not considered ordinary course of business banking transactions with the Bank (such as outstanding loans to Messrs. Lopina and Mielke and a trust for Mr. Buestrin's daughter) to be an impediment to independence, so long as the transactions meet the standards described in "Certain Transactions and Relationships with the Company," since such transactions are in the ordinary course of the Bank's regular business. In addition, that section describes actions which have been taken so that Mr. Herr may be considered an independent director in future periods.

Audit Committee. The Audit Committee met five times in 2007. On behalf of the Audit Committee, Mr. Mielke, its chair, also regularly consulted with the independent auditors about the Company's periodic public financial disclosures, and participated in seven calls relating to SEC-filed documents and financial disclosures. See also "Report of the Audit Committee" and "Independent Auditors" for other information pertaining to the Audit Committee.

The board believes that all of the members of the Audit Committee have sufficient experience, knowledge and other personal qualities to be "financially literate" and be active, effective and contributing members of the Audit Committee. In addition, the board has determined that Messrs. Mielke, Buestrin and Olson are "financially sophisticated" within Nasdaq Stock Market rules. Mr. Buestrin was for seven years a member of the board of directors of the Federal Home Loan Bank of Chicago, and served for several years on its audit committee and, at its request, on the boards of several savings institutions. Both Messrs. Buestrin and Mielke have served as executive officers of their companies, and in those positions have regularly had responsibility for their companies' financial affairs as well as financial matters for projects undertaken by their companies. Mr. Olson has served as an executive officer of a manufacturing company, and for many years was the chief operating officer of one of its divisions. As such, Mr. Olson had primary responsibility for financial performance and reporting of that division. Mr. Rolfs, a retiring director who also currently serves on the Audit Committee, has also occupied executive positions which have included financial elements.

It is expected that Mr. Brown, a director nominee at the annual meeting, will replace Mr. Rolfs on the Audit Committee, if Mr. Brown is elected to the board. Based on his prior employment and public company auditing experience with KPMG LLP, an international public accounting firm, the board has determined that Mr. Brown meets the SEC's definition of "audit committee financial expert."

Compensation Committee. The Compensation Committee held four meetings during 2007. The Compensation Committee reviews, and either establishes or recommends to the board: compensation policies and plans; salaries, bonuses and benefits for all officers; salary and benefit levels for employees; determinations with respect to stock options and restricted stock awards; and other personnel policies and procedures. See also "Compensation Discussion and Analysis" for other information pertaining to the Compensation Committee, including information about the Compensation Committee's policies and procedures.

Compensation Committee Interlocks and Insider Participation. None of the members of the Compensation Committee was an officer or employee of the Company, the Bank or a Bank subsidiary, nor did any of them have any other reportable interlock. For a description of the Company's policies with respect to loans to and other banking transactions with officers, directors and employees, see "Certain Transactions and Relationships with the Company."

Nominating and Governance Committee. The Nominating and Governance Committee met once in 2007. The Nominating and Governance Committee considers nominees for director positions and also evaluates and oversees some other corporate governance and related issues. The Nominating and Governance Committee will identify nominees based upon suggestions by outside directors, management members and/or shareholders. The selection criteria for membership on Bank Mutual Corporation's board of directors, which were confirmed by the board in connection with the formation of the Nominating and Governance Committee, include: strength of character and judgment; honesty and integrity; a diversity of education and experience with business and other organizations; and interplay of the candidates' experience with the experience of other board members. Nominees must have a background which demonstrates an understanding of business and financial affairs. A first-time nominee should be highly respected and active in his or her profession. A nominee must be a Company shareholder, and the willingness to hold a significant position in Company stock will be considered. A nominee must be capable and able to work well with other directors and management and be able to spend the time needed to function effectively as a director. The nominee must have a genuine interest in representing the interests of the Company and the shareholders overall, not any particular interest group. The nominee should not have conflicts of interest which would interfere with that person's duty of loyalty. The Company has not paid any third party fee to assist in the process of identifying or evaluating director nominees.

Messrs. Boerke and Brown, both of whom are being nominated to serve as directors of the Company with terms expiring in 2011, were elected as directors of Bank Mutual in October 2007; they were selected by the Nominating and Governance Committee as nominees for the Company's board of directors following the procedures outlined above. Mr. Boerke was initially suggested for Bank board membership, and eventual Company board membership, by Mr. Buestrin, an independent director. (Mr. Boerke is Mr. Buestrin's first cousin.) Mr. Brown was initially suggested for Bank board membership, and eventual Company board membership, by Mr. Crowley, Jr., the President and Chief Executive Officer of the Company.

The Nominating and Governance Committee will also consider proposed nominees whose names are submitted to it by shareholders, and it intends to evaluate proposed nominees the same regardless of who has made the proposal. If a shareholder wishes to suggest a name for the Nominating and Governance Committee to consider for a director position, the name of that nominee and related personal information should be forwarded to the Nominating and Governance Committee, in care of the corporate Secretary, at least five months before the next annual meeting to assure time for meaningful consideration by the Nominating and Governance Committee. The Nominating and Governance Committee believes that such an informal consideration process is adequate given the lack of suggestions received in the past.. The Nominating and Governance Committee reviews periodically whether additional policies should be adopted. See also "Shareholder Proposals and Notices" for bylaw requirements for nominations. The Company has not received any proposed nominees which have been suggested by eligible 5%-or-greater security holders contemplated by relevant SEC disclosure requirements, or rejected any such nominees.

Executive Committee. The Executive Committee did not meet in 2007. The Executive Committee may act on most matters on behalf of the entire board when action is necessary or appropriate on short notice between board meetings.

Committee Charters. The board of directors has adopted charters for the Audit, Compensation, and Nominating and Governance Committees. The Company will continue to respond to and comply with SEC and Nasdaq Stock Market proposals relating to board committees as they are finalized, adopted and become effective. The Company posts copies of the charters for its Audit, Compensation, and Nominating and Governance Committees (including director selection criteria) and other corporate governance documents on its website, at www.bankmutualcorp.com, under the link "Corporate Governance." If any of those documents are changed, or related documents adopted, those changes and new documents will be posted on the Company's corporate website at the internet address above.

Other Board and Corporate Governance Matters

Communications between Shareholders and the Board. Any shareholder communication which is sent to the board in care of the Chief Executive Officer, the corporate Secretary or another corporate officer is forwarded to the board, unless the communication relates specifically to a customer inquiry or complaint in which shareholder status is not relevant. The Chief Executive Officer and the corporate Secretary have been given the authority to conduct that screening process and make that determination. The procedure has been unanimously approved by the board, and was specifically approved by its independent members. Unless and until any other more specific procedures are developed and posted on the Company corporate website, any communications to the board of directors should be sent to it in care of the Chief Executive Officer or the corporate Secretary.

Director Attendance at Annual Shareholders' Meeting. Bank Mutual Corporation expects all of its directors to attend the annual meeting of shareholders. A board meeting is also held immediately after the annual shareholders' meeting to facilitate directors' attendance at both. All directors attended the 2007 annual meeting of shareholders.

Code of Ethics. As a long-standing part of the Company's and the Bank's corporate governance practices, the Bank has had for many years a code of ethics. Bank Mutual Corporation has built on that code to reflect current circumstances and SEC and Nasdaq definitions for such codes, and has adopted a vision statement, a code of ethics and a code of conduct for itself, the Bank and other subsidiaries. Among other things, the code of ethics and code of conduct include provisions regarding honest and ethical conduct, conflicts of interest, full and fair disclosure, compliance with law, and reporting of and sanctions for violations. The codes apply to all directors, officers and employees of Bank Mutual Corporation and subsidiaries. The Company has posted copies of its vision statement and code of ethics, including the related code of conduct, on its corporate website, at www.bankmutualcorp.com, under the link "Corporate Governance." If further matters are documented, or if those documents (including the code of ethics and the code of conduct) are changed, waivers from the code of ethics or the code of conduct are granted, or new procedures are adopted, those new documents, changes and/or waivers will be posted on the corporate website at the internet address above.

DIRECTORS' COMPENSATION

Meeting Fees

The Company. In 2007, Bank Mutual Corporation's directors who are not officers received a $14,000 annual retainer for serving as a member of the board of directors. Each director also received a fee of $1,400 per board meeting attended, the Chairman of the Audit Committee received $1,000 for each Audit Committee meeting and each other non-officer director received $500 for each meeting attended of a committee of which the director is a member. For purposes of determining fees, meetings include conference calls in which committee chairs and/or other representatives participate to review Company disclosures and filings. The same fees remain in effect for 2008. Some directors of the Company also serve as a director of the Bank; compensation for service on the Bank's board of directors is described below.

The Bank. The Bank does not pay a retainer fee to its directors. Each director received a $1,200 fee for each board meeting attended and each non-officer director received a $1,200 fee for attending an executive committee meeting. The same fees remain in effect for 2008. Messrs. Buestrin, Crowley Jr., Dwyer, Herr, Mielke, Olson and Rolfs were directors of the Bank for the entire year in 2007, and Messrs. Boerke and Brown became directors of the Bank in October 2007. Messrs. Boerke (after October 2007), Buestrin, Crowley Jr., Dwyer, Olson and Rolfs were members of the Bank's executive committee in 2007. With the exception of Mr. Rolfs (who will cease to be on the board as of May 6, 2008), all Bank directors and executive committee members will continue as such in 2008.

Stock Incentive Plans

Bank Mutual Corporation directors are eligible to participate in the Company's 2004 Stock Incentive Plan ("2004 Stock Plan"), and were eligible to participate in the 2001 Stock Incentive Plan ("2001 Stock Plan"). No options or awards of restricted stock were granted to directors or executive officers under either plan in 2007, 2006 or 2005. In 2004, each non-officer director received 32,000 shares of restricted stock, with a value of $10.673 per share on the date of grant, and options to purchase 80,000 shares at $10.673 per share, under the 2004 Stock Plan. The options and restricted stock grants vest 20% per year, becoming fully vested after five years, subject to accelerated vesting in the event of a change in control of the Company, death or disability. In addition, the Compensation Committee has decided, effective as of May 6, 2008 and subject to their election to the Company's board of directors, to grant Messrs. Boerke and Brown options to purchase 16,000 shares of Company common stock, at an exercise price equal to the fair market value on that date, and to award them 6,400 shares of restricted stock under the 2004 Stock Plan. The options and restricted stock grants vest 20% per year, becoming fully vested after five years. The directors also received grants in 2001 under the 2001 Stock Plan, which have fully vested. No further awards may be made under the 2001 Stock Plan.

Deferred Plans for Directors

The Bank. The Bank maintains a deferred retirement plan for the Bank's non-officer directors (other than Mr. Olson, who is covered by the First Northern plan described below). Non-officer directors of the Bank who have provided at least five years of service will be paid $1,167 per month for 10 years (or, if less, the number of years of service on the board) after their retirement from the Bank board or age 65, whichever is later. All of the existing eligible directors' benefits have vested. In the event a director dies prior to completion of these payments, payments will go to the director's heirs. The Bank has funded these arrangements through "rabbi trust" arrangements and, based on actuarial analyses, believes these obligations are adequately funded. The Bank's directors' deferred retirement plan includes provisions whereby the directors may forfeit their benefits for matters specified in the plan that are adverse to the Bank. The plan may be amended by the Bank's board of directors, although a plan amendment may generally not impair the rights of persons who are receiving benefits under the plan.

First Northern. A similar deferred retirement plan of First Northern terminated upon First Northern's merger into the Bank in 2003. Messrs. Lopina, Olson and Swoboda have vested benefits under that plan, but will not accrue further benefits. That plan provides for monthly payments of $1,000 for 180 months after the end of board service or until the director's death if earlier. Payments under that plan began in 2003 to Messrs. Lopina, Olson and Swoboda as a consequence of the merger of First Northern into the Bank and are continuing.

Directors' Compensation Table

Set forth below is a summary of the compensation paid to each non-officer director, and each director-nominee as a director of the Bank, in fiscal 2007:

DIRECTORS' COMPENSATION TABLE
2007

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Mr. Buestrin	$69,900	$68,307	$9,750	$ 0	$147,957
Mr. Dwyer	60,500	68,307	9,750	0	138,557
Mr. Herr	42,400	68,307	9,750	19,588	140,045
Mr. Lopina	30,000	68,307	9,750	12,000	120,057
Mr. Mielke	53,500	68,307	9,750	0	131,557
Mr. Olson	72,500	68,307	9,750	12,000	162,557
Mr. Rolfs	72,100	68,307	9,750	0	150,157
Mr. Swoboda	28,500	68,307	9,750	12,000	118,557
Mr. Boerke (4)	8,400	(4)	(4)	0	8,400
Mr. Brown (4)	2,400	(4)	(4)	0	2,400

(1) Includes annual retainer, meeting, committee and chairmanship fees.

(2) No options were granted, or shares of restricted stock awarded, in 2007. The amounts shown reflect the amounts expensed in 2007 for grants and awards in prior years. The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123(R), Share-Based Payment ("SFAS No. 123(R)"), which requires us to recognize compensation expense for stock options and other stock-related awards granted to our employees and directors based on the estimated fair value of the equity instrument at the time of grant. The compensation expense is recognized over the vesting period. The requirements of SFAS No. 123(R) became effective beginning in the first quarter of fiscal 2006. The assumptions used to determine the valuation of the awards are discussed in note 1 to our consolidated financial statements.

The ultimate value of the options will depend on the future market price of Company common stock, which we cannot forecast. The actual value, if any, that an optionee would realize upon exercise of an option depends on the market value of Company common stock as compared to the exercise price when the option is exercised.

(3) Represents, in the case of Messrs. Lopina, Olson and Swoboda, payments under the First Northern directors' deferred retirement plan. In the case of Mr. Herr, it represents benefits accrued during the fiscal year under the Bank's deferred retirement plan for directors, based on one additional year of service. The deferred compensation payments for other non-officer directors of the Bank other than Messrs. Boerke and Brown, as described above, have fully vested. No further benefits are being accrued nor do any earnings accrue thereon.

(4) Messrs. Boerke and Brown became directors of the Bank in October 2007. Effective as of May 6, 2008 and subject to their election to the Company's board of directors, the Compensation Committee has decided to grant Messrs. Boerke and Brown options to purchase 16,000 shares of Company common stock, at an exercise price equal to the fair market value on that date, and to award them 6,400 shares of restricted stock under the 2004

Stock Plan. The options and restricted stock grants vest 20% per year, becoming fully vested after five years, subject to accelerated vesting in the event of a change in control of the Company, death or disability.

* * *

No options or restricted stock were awarded in fiscal 2007. Each non-officer director, and each director nominee, had the following equity awards outstanding as of the end of fiscal 2007.

	Option Awards	Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) (1)	Number of Shares of Stock That Have Not Vested (#) (1)
Mr. Buestrin	130,000	12,800
Mr. Dwyer	80,000	12,800
Mr. Herr	116,065	12,800
Mr. Lopina	80,000	12,800
Mr. Mielke	103,372	12,800
Mr. Olson	153,372	12,800
Mr. Rolfs	80,000	12,800
Mr. Swoboda	135,372	12,800
Mr. Boerke	—	—
Mr. Brown	—	—

(1) The options generally expire upon on the earlier of (i) 10 years from the date of grant or (ii) termination of service as a director, except that directors and executive officers have: (x) one year after death or termination due to disability to exercise options, whether or not exercisable at the time of such death or termination, or (y) one year upon a termination other than for cause to exercise options that were exercisable at the time of such termination. As to each of the current directors, options for 32,000 shares have not yet vested. Options and the restricted shares vest 20% per year in each of the five years after the May 2004 grant date, or earlier in the event of termination of service as a director or a change of control as defined in the 2004 Stock Plan.

Other

See "Executive Compensation" for compensation paid to, and other compensatory agreements with, Mr. Crowley Jr. as an executive officer and employee of Bank Mutual Corporation and the Bank. See also "Certain Transactions and Relationships with the Company" for information on amounts paid to Michael T. Crowley, Sr., a former director and the father of Mr. Crowley Jr., and for architectural services fees paid to Mr. Herr's company.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Under the federal securities laws, Bank Mutual Corporation's directors, executive officers and any person holding more than 10% of Company common stock are required to report their initial ownership of the common stock and any change in that ownership to the Securities and Exchange Commission ("SEC"). Specific due dates for these reports have been established and the Company is required to disclose in this proxy statement any failure to file such reports by these dates during the last year.

The Company believes that all of these filing requirements were satisfied on a timely basis for the year ended December 31, 2007. In making these disclosures, the Company has relied solely on written representations of its directors and executive officers and copies of the reports that they have filed with the SEC.

COMPENSATION DISCUSSION AND ANALYSIS

Summary. The board's Compensation Committee (for purposes of this Compensation Discussion and Analysis, the "Compensation Committee" or the "Committee") makes decisions relating to Company compensation consistent with an intent to use compensation to attract and retain talented and highly-experienced personnel and to provide incentives for that personnel to maximize corporate performance. The major elements of compensation that the Committee uses to achieve these goals are driven by competitive pressures and include:

- fixed salaries, which are intended to provide our executive officers with a predictable stream of income for their living expenses, in an amount commensurate with their duties and responsibilities;
- annual cash incentive bonuses, which tie potential additional cash compensation to specified objective Company financial goals and specific individual performance goals;
- stock-based compensation, which is intended to further align the interests of our executive officers and our shareholders and incent executive officers by providing economic rewards as shareholder value increases; and
- longer-term compensation, including retirement benefits and protections in the event of a change in control, which are intended to reward long-term service to the Company and provide a degree of security to executive officers to assist their focus on corporate goals.

In addressing these elements, the Company is aware that there is a high degree of competition for the services of talented employees, particularly those with significant experience in the financial institutions industry. The Committee particularly focuses on obtaining and retaining the services of highly-experienced personnel, especially those with a long-term commitment to the Company.

Committee Composition. The Bank Mutual Corporation board of directors has established a Compensation Committee to determine salaries and make other compensation and plan decisions. The Committee made compensation determinations for 2007, and expects to continue in that role going forward. All members of the Committee are independent directors. The current members of the Committee are identified below.

Compensation Philosophy. In determining compensation, the Committee has recognized that the Company must provide its executive officers and key employees a competitive compensation package in order to attract and retain talented and highly-experienced personnel. The Committee has sought to offer compensation which it believes is in line with compensation paid by other similarly situated institutions, including banks, savings banks and savings associations, so as to be neither unduly generous nor lagging behind other institutions. In making its decisions, the Committee has also noted that, as a mutual institution, the Bank previously could not provide stock-based incentive compensation, as could publicly-held institutions, and noted the effect on prior compensation when going forward. In particular, and in part because of the years as a mutual institution, the Committee has sought to especially recognize and reward service to the Company over an extended period of time; the Committee believes that the Company greatly benefits from such continuity of experience.

The Committee has the ultimate authority within the Company to make fundamental decisions as to the types of compensation plans offered by the Company, as well as determining compensation levels under those plans. In making its determinations (including for fiscal 2007 and 2008), the Committee has utilized compensation summaries involving comparably-sized Midwestern financial institutions. While the Committee reviews these studies and uses them as a resource, it does not formally benchmark Company compensation as compared to other companies or aim for any particular compensation level compared to those other companies. These studies were prepared by RP® Financial, LC. ("RP Financial"), which also advises the Company on certain other financial matters. Since the analyses by RP Financial have generally involved objective criteria and summarization, the Committee believes that RP Financial is sufficiently independent to make an appropriate review even though the Company utilizes its services for other purposes. RP Financial has not provided other compensation consulting services, nor has any other party in recent periods. The Company also purchases other third-party compiled compensation information relating to peers. The Committee has full discretion as to whether to use compensation consultants or other third party services, and the identity and compensation of such persons or entities.

In addition, upon request, other personnel of the Company (including from time to time executive officers) compile and summarize additional information for the Committee. In 2007, Messrs. Crowley Jr. and Maurer provided these services. Mr. Crowley Jr. participates in discussions of other executive officers' compensation, but not in discussion of his own.

Elements of Compensation. The Company, with the review of the Committee, offers various types of compensation for its executive officers and, in most cases, other employees in order to achieve and balance various corporate goals and remain competitive with other financial institutions. The Company's corporate goals include attracting and retaining highly-qualified employees, motivating those employees to achieve improved corporate results, and connecting employees' interests with shareholders' interests in order to induce long-term commitment to the Company through the provision of financial security in retirement and, in the case of executive officers, in the event of a change in control of the Company.

Salary. The Company provides a significant portion of compensation through a fixed salary. The Committee believes that providing competitive base salary levels is important in attracting and retaining talent, as the salary levels are often the initial point of consideration in a compensation package. The Committee also believes salary is important to provide officers with a steady and predictable source of income for them and for their families' basic living needs. Salaries are intended to be commensurate with their duties and responsibilities. However, the Committee has recently de-emphasized salary as compared to short-term and long-term incentives.

Cash Bonus/Incentives. The Committee considers it important to offer financial incentives to achieve corporate performance goals that are measured by specific financial metrics. Therefore, the Company provides cash incentives through its Management Incentive Compensation Plan (the "Management Incentive Plan"). Under the Management Incentive Plan, the Committee establishes Company financial performance criteria upon which cash bonuses depend. The Committee believes it is important to develop these performance criteria to provide management with specific incentives to achieve corporate financial goals. These goals are particularly targeted to the Company's goals and results, and do not depend upon performance in the stock market, which can be heavily influenced by factors outside of the Company's control and financial performance. The Committee believes that this creates further incentive for employees to achieve corporate goals.

Individual goals are also set for the executive officers (other than the CEO) and employees, and a portion of the bonus depends upon the achievement of these goals. The Committee believes that it is important to particularize some portion of the bonus for these individuals to incent personal performance. However, in the case of executive officers, to recognize the importance of the Company-wide goals, these bonuses may be earned only if the Company also meets its corporate financial performance thresholds.

Stock-Based Plans. The Company and Committee provide incentives that link executive officers' compensation to the returns experienced by Company shareholders. To accomplish that, the Committee established two compensation plans – a stock incentive plan and an employee stock ownership plan – that are based upon the Company's common stock. Under the Company's 2004 Stock Incentive Plan ("2004 Stock Plan"), the Committee may grant stock options and make management recognition awards of shares of restricted stock. Stock options, which are awarded at the average market value on the date of grant, are intended to reward option holders in the event of increases in market price of that stock. Restricted stock grants are intended to provide an additional equity stake in the Company with the goal of helping grantees further identify with other shareholders of the Company. Both options and restricted stock vest over five-year periods, both to comply with Office of Thrift Supervision ("OTS") regulations and to incent long-term employment with the Company.

The 2004 Stock Plan and a similar predecessor plan, the 2001 Stock Incentive Plan ("2001 Stock Plan"), were established at the times when the Company was engaged in conversion transactions from a mutual institution to a fully shareholder-owned institution. OTS regulations significantly limit the types of plans that may be adopted shortly after conversion. Because the 2004 Stock Plan and its predecessor were adopted during those periods, they were limited by those regulations. In light of the OTS regulations and in recognition of the fact that periods of conversion from a mutual form of organization create insecurity for management and other employees, the

Committee did not believe it was appropriate to impose further limitations upon the stock plans. Therefore, for example, we chose to implement plans which provide for time vesting (rather than performance vesting) for the awards. In addition, through 2007, we have made relatively large option grants only upon the establishment of these plans after the two conversion transactions (rather than making annual grants) because we believe that this practice would recognize the past service of key employees and best recognize long-term service to the Company. Options can no longer be granted under the 2001 Stock Plan; however, they can still be granted under the 2004 Stock Plan.

The Committee regularly considers whether to begin making more frequent grants, and may determine in the future to do so. The Committee also considers and makes additional grants in connection with new hiring and significant promotions. As the Company continues further into its existence as a shareholder-owned institution, the particular factors which affected it during periods of conversion are becoming less significant, and more regular award grants may be considered.

In addition, at the time of the 2000 initial conversion transaction, we also established our Employee Stock Ownership Plan ("ESOP") to provide further equity ownership of the Company generally throughout the Company's employee base. In 2003, at the time of the Company's second-step conversion, the Company did not make an additional re-load contribution to its ESOP, which would have been permitted under OTS regulations, because the Committee believed that the amount committed to the ESOP in 2000 was sufficient to achieve its goal without adding additional expense going forward. The ESOP was established in accordance with OTS regulations. The ESOP is intended to increase the depth of share ownership among employees. We have also adopted Benefit Restoration Plans (the "Restoration Plans") which, as related to the ESOP, provide the equivalent of full participation by any Company employee whose compensation is above Internal Revenue Code (the "Code") limitations to be considered for participation in the ESOP. We believe that was appropriate so that the persons covered by the Restoration Plans could receive benefits similar to other Company employees, so as not to dis-incent the highest-paid personnel.

Retirement and Post-Employment Compensation. The Company maintains both the Bank Mutual Corporation Pension Plan (the "Pension Plan"), a defined benefit plan, and the Company's 401(k) Retirement Plan (the "401(k) Plan"), a defined contribution plan that also allows voluntary employee contributions. In connection with these plans, the Company also maintains a supplemental retirement plan applicable to Mr. Crowley Jr. (the "Supplemental Plan"). The Restoration Plans also have provisions for executive officers relating to the 401(k) Plan.

The Company and its predecessors have maintained the Pension Plan for over 45 years. Under the Pension Plan, which is supplemented by the Supplemental Plan, benefits are determined by a matrix depending upon final average compensation (salary and bonus) and years of credited service to the Company. It is Company policy to evaluate the Pension Plan periodically to help ensure that it is adequately funded. The Committee believes that it is appropriate to continue to offer a defined benefit retirement plan because the Company's employees have, over the course of many years, come to depend upon the Pension Plan as a source of income to provide security in retirement and because the years of service provisions of the Pension Plan incent employees to remain with the Company over time, thus helping to provide the Company with a stable and experienced employee base. The Company's decision to maintain both a defined benefit plan and a defined contribution plan was based on its evaluation of the costs of those plans and its determination that providing both a defined benefit plan and a defined contribution plan was the most cost-effective manner to provide competitive compensation to employees. In particular, the Committee believes that the cost of freezing the Pension Plan and establishing a more generous 401(k) Plan in its place would outweigh the cost of continuing current arrangements. Also, the Company uses cliff vesting (whereby the employee's benefits vest all at once after five years, at the maximum permitted by law) to recognize longer-term service, and the forfeitures relating to unvested benefits help to fund benefits for continuing employees.

The Company's 401(k) Plan permits supplemental employee contributions, with a minimal Company match. When it was acquired by the Company in 2000, First Northern did not maintain a defined benefit plan; rather, its employees participated in a defined contribution retirement plan, with a more generous company match than the Company's. Former employees of First Northern were subsequently integrated into the Pension Plan. At that time, however, the Company decided to retain its prior 401(k) Plan and expand it Company-wide, retaining only the Company's minimal match. The Committee maintained the 401(k) Plan to provide employees an additional vehicle under which they could further save for retirement. Under the 401(k) Plan, the Company makes matching contributions up to a stated percentage (currently 1%) of the participating employee's salary because it believes that this modest incentive assists with employee morale and long-term employee well-being.

The Restoration Plans and the Supplemental Plan are intended to provide benefits equivalent to those under the Pension Plan and 401(k) Plan for certain individuals whose benefits otherwise are limited with respect to qualified tax treatment under the Code as a result of income or payment limitations. The Committee continues to maintain the Restoration Plans and the Supplemental Plan because it believes that it is not appropriate to provide these individuals with a benefit that is proportionately less than other employees simply due to the Code's limits on covered salary and/or years of service which may be considered in a tax-qualified retirement plan. In essence, these additional plans only retain the same percentage level of benefit that would have applied but for the Code's limits.

The Company maintains a separate supplemental retirement agreement with Mr. Colberg, which was entered into between First Northern and Mr. Colberg before First Northern's acquisition by the Company. Mr. Colberg's benefits under this agreement were fully vested by the time of the acquisition. However, Mr. Colberg did not begin participating, or accrue years of service, in the Pension Plan until after the First Northern acquisition.

The Company has employment agreements with its executive officers. These agreements include change in control provisions. The Committee believes it is important to have agreements, including change in control provisions, to provide security to the executive officers in view of their long-term dedication to the Company, which the Company, in turn, believes will facilitate those officers' commitment and dedication to the Company, particularly in cases where Company interests may diverge from a personal interest. The Committee believes this is particularly important in the case of a potential acquisition. The change in control provisions utilize a "double trigger" before benefits are payable because the Committee did not believe it was appropriate to provide benefits simply upon the change in control if employment is not affected.

Other Benefits. Executive officers qualify for the same group health, life and disability insurance benefits as other full-time salaried employees of the Company. The Committee believes that these insurance benefits are generally important to address market conditions and attract and retain qualified employees. In addition, the Company reimburses officers and other high-level employees for approved memberships in certain civic and industry groups, appropriate attendance at related functions and, in one case, the cost of a club membership used exclusively for appropriate business entertaining. However, because these expenses are reimbursed only if and to the extent they are specifically incurred for business purposes, these are not considered by the Committee to be "perquisites" or personal benefits to these persons. The Committee seeks to minimize any benefits or "perquisites" for executive officers which are not on the same terms and conditions as other salaried employees; however, certain executives receive use of a business automobile, which is not on the same terms as other salaried employees.

2007 Annual Compensation Determinations. The Committee makes determinations of salary and cash bonus incentives, and decisions relating to awards of stock-based incentives, on an annual basis. The following paragraphs discuss the Committee's determinations for 2007, and includes the results under the annual cash incentive plan for 2007.

Base Salary. In determining the base salary of executive officers for 2007 under their employment agreements, the Committee reviewed, among other things, RP Financial's studies of peer institutions, other peer group information gathered by Committee members, the historical compensation of the officers and the performance of the Company and its subsidiaries. The Committee also prepares tally sheets summarizing compensation, awards and vesting over the past several years under the various plans and arrangements under which the officers receive compensation and benefits. In addition, the CEO provides the Committee with salary recommendations for each executive. After reviewing the various materials and considering management's recommendations, the Committee discusses each executive individually and decides his or her base compensation for the upcoming year.

The bonus and incentive plans are heavily performance based, tied to the financial metrics described below, and remained a significant source of potential compensation in 2007. As a result, base salary determinations for 2007 were not directly related to statistical corporate performance. In addition, the Committee noted that stock-based incentives were awarded in 2001 and 2004 and provided an additional means of compensation, but that no additional awards were made in 2005 or 2006 or expected to be (or in fact) made in 2007.

Based upon those factors, the Committee determined that executive officers should receive increases in base salary for 2007, with amounts varying depending upon individual responsibilities and salary levels. The following table contains information showing the percentage increase in base salary that each of the executive officers received in 2007.

Name	2007 Base Salary ($)	Increase in Base Salary Over 2006 (%)
Mr. Crowley Jr.	$660,000	3.1%
Mr. Colberg	147,500	15.7
Mr. Anderegg	185,300	3.9
Mr. Maurer	182,250	3.4
Mr. Callen	183,000	4.0
Ms. Scholz	137,500	10.0

The percentage increases from 2006 to 2007 for Mr. Colberg and Ms. Scholz exceed the percentage increases for the other officers in order to recognize their significant duties and responsibilities as senior officers of a publicly held company. The salary increases for executive officers in 2008 compared to 2007 were 3.4% for Mr. Crowley and 4.3% or 4.4% for the other continuing executive officers.

Cash Bonus/Incentives. For fiscal 2007, annual cash bonus payments were determined under the Management Incentive Plan. Under the Management Incentive Plan, a portion of each participant's (other than the CEO) incentive opportunities is based on corporate performance and a portion on individual performance. The Management Incentive Plan provides bonus payments depending whether the Company achieved various threshold, target or maximum levels of performance. For 2007, the Committee set the Company's return on assets target at 0.74% and the net income target at $24.2 million. (By comparison, in 2006 the Company achieved 0.58% and $20.1 million on these metrics.) The Compensation Committee chose these targets because they reflected the higher end of a range of business plan projections, while still maintaining the Company's ongoing conservative operating principles. If the targets are met, each of the executive officers receives target bonus payments (expressed as a percentage of base salary), which vary from 20% of salary for the CEO to 18% for other executive officers. Each officer can earn up to double the target amount if performance reaches maximum levels. Actual bonus amounts are determined based upon the Company's performance with respect to the financial criteria mentioned above. For each percentage point by which the Company missed its targets, the potential bonus is reduced by 1.5 percentage points. For each percentage point above target, the potential bonus is increased by 2 percentage points. If Company performance reaches at least 80% of the target amounts, executives are eligible to receive threshold bonuses (which are equal to the target bonus amount minus the 1.5 times percentage point reduction discussed above). If the Company's performance is below 80% of the performance target (which would result in 70% of target bonus), no bonuses are paid. Earnings per share and net income will be used as metrics for 2008.

The Management Incentive Plan also permits a portion of the bonus to be determined based on individual performance goals. Under the plan, 20% of the bonuses for selected individuals (excluding Mr. Crowley Jr.) is connected to individual performance goals and the other 80% of bonuses is connected to corporate performance. In practice, the Committee generally uses the percentage earned based on corporate performance as a ceiling on the percentage earned for personal performance goals. If the Company does not reach at least 80% of its targeted performance goals, no bonuses (neither corporate performance based nor personal performance based) are paid; however, even in those cases, individuals may be eligible to earn discretionary bonuses. In the case of Mr. Crowley Jr., his bonus is determined solely on corporate performance. Discretionary bonuses are based on various factors, including for example, the successful completion of a specific project, achievement of meaningful business development or increased profitability and case-by-case increases driven by competitive pressures and market conditions.

In fiscal 2007, the Company achieved 62% and 71% of its return on assets and income targets, respectively, for a performance average of 67%. Therefore, due to the reduction by 1.5 times the percent by which goals were missed, performance was below the threshold amounts and no bonuses were earned based on corporate performance measurements. Because no bonus was earned with respect to corporate performance, executive officers were also

EXECUTIVE COMPENSATION

The following table contains compensation information with respect to the individuals who served as the Company's Chief Executive Officer and Chief Financial Officer in 2007 and 2006 and the three other most highly-compensated individuals who were serving as executive officers of the Company at the end of 2007 (collectively, referred to occasionally in this section as the "named executive officers").

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)(5)	Total ($)
Michael T. Crowley, Jr. *Chairman, President and Chief Executive Officer of the Company and the Bank*	2007	$688,400 (6)	$0	$597,688	$87,030	$0	$630,730	$107,136	$2,110,984
	2006	665,600 (6)	0	712,545	135,093	0	435,069	145,790	2,094,097
Rick B. Colberg *Chief Financial Officer of the Company* (7)	2007	147,500	0	85,384	4,686	0	15,020	24,581	277,171
	2006	127,500	0	105,231	24,630	0	15,998	29,381	302,740
P. Terry Anderegg *Senior Vice President - Retail and Operations of the Bank*	2007	185,300	0	85,384	13,906	0	46,466	31,066	362,122
	2006	178,400	0	105,231	24,630	0	29,203	42,245	379,709
Eugene H. Maurer, Jr. *Senior Vice President and Secretary of the Company; Senior Vice President and Secretary/Treasurer of the Bank* (7)	2007	182,250	0	85,384	13,906	0	92,921	30,492	404,953
	2006	176,250	0	105,231	24,630	0	75,143	40,139	421,393
Christopher J. Callen *Senior Vice President - Lending of the Bank*	2007	183,000	0	85,384	13,906	0	30,438	30,679	343,407
	2006	176,000	0	105,231	24,630	0	49,890	39,557	395,308

(1) Includes amounts voluntarily deferred by the named persons under the Restoration Plan. The voluntarily deferred amounts are included in the "Executive Contributions in Last FY" column of the "Nonqualified Deferred Compensation" table below.

(2) No bonuses, either discretionary or based on the formulas under the Management Incentive Plan, were earned in fiscal 2006 or 2007.

(3) No options were granted, or shares of restricted stock awarded, in 2006 or 2007. The amounts shown reflect the amounts expensed in the relevant year for grants and awards in prior years. The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123(R), Share-Based Payment ("SFAS No. 123(R)"), which requires us to recognize compensation expense for stock options and other stock-related awards granted to our employees and directors based on the estimated fair value of the equity instrument at the time of grant. The compensation expense is recognized over the vesting period. The requirements of SFAS No. 123(R) became effective beginning in the first quarter of fiscal 2006. The assumptions used to determine the valuation of the awards are discussed in footnote 1 to our consolidated financial statements. See the "Grants of Plan-Based Awards" table below for further discussion regarding the prior years' awards.

Based upon those factors, the Committee determined that executive officers should receive increases in base salary for 2007, with amounts varying depending upon individual responsibilities and salary levels. The following table contains information showing the percentage increase in base salary that each of the executive officers received in 2007.

Name	2007 Base Salary ($)	Increase in Base Salary Over 2006 (%)
Mr. Crowley Jr.	$660,000	3.1%
Mr. Colberg	147,500	15.7
Mr. Anderegg	185,300	3.9
Mr. Maurer	182,250	3.4
Mr. Callen	183,000	4.0
Ms. Scholz	137,500	10.0

The percentage increases from 2006 to 2007 for Mr. Colberg and Ms. Scholz exceed the percentage increases for the other officers in order to recognize their significant duties and responsibilities as senior officers of a publicly held company. The salary increases for executive officers in 2008 compared to 2007 were 3.4% for Mr. Crowley and 4.3% or 4.4% for the other continuing executive officers.

Cash Bonus/Incentives. For fiscal 2007, annual cash bonus payments were determined under the Management Incentive Plan. Under the Management Incentive Plan, a portion of each participant's (other than the CEO) incentive opportunities is based on corporate performance and a portion on individual performance. The Management Incentive Plan provides bonus payments depending whether the Company achieved various threshold, target or maximum levels of performance. For 2007, the Committee set the Company's return on assets target at 0.74% and the net income target at $24.2 million. (By comparison, in 2006 the Company achieved 0.58% and $20.1 million on these metrics.) The Compensation Committee chose these targets because they reflected the higher end of a range of business plan projections, while still maintaining the Company's ongoing conservative operating principles. If the targets are met, each of the executive officers receives target bonus payments (expressed as a percentage of base salary), which vary from 20% of salary for the CEO to 18% for other executive officers. Each officer can earn up to double the target amount if performance reaches maximum levels. Actual bonus amounts are determined based upon the Company's performance with respect to the financial criteria mentioned above. For each percentage point by which the Company missed its targets, the potential bonus is reduced by 1.5 percentage points. For each percentage point above target, the potential bonus is increased by 2 percentage points. If Company performance reaches at least 80% of the target amounts, executives are eligible to receive threshold bonuses (which are equal to the target bonus amount minus the 1.5 times percentage point reduction discussed above). If the Company's performance is below 80% of the performance target (which would result in 70% of target bonus), no bonuses are paid. Earnings per share and net income will be used as metrics for 2008.

The Management Incentive Plan also permits a portion of the bonus to be determined based on individual performance goals. Under the plan, 20% of the bonuses for selected individuals (excluding Mr. Crowley Jr.) is connected to individual performance goals and the other 80% of bonuses is connected to corporate performance. In practice, the Committee generally uses the percentage earned based on corporate performance as a ceiling on the percentage earned for personal performance goals. If the Company does not reach at least 80% of its targeted performance goals, no bonuses (neither corporate performance based nor personal performance based) are paid; however, even in those cases, individuals may be eligible to earn discretionary bonuses. In the case of Mr. Crowley Jr., his bonus is determined solely on corporate performance. Discretionary bonuses are based on various factors, including for example, the successful completion of a specific project, achievement of meaningful business development or increased profitability and case-by-case increases driven by competitive pressures and market conditions.

In fiscal 2007, the Company achieved 62% and 71% of its return on assets and income targets, respectively, for a performance average of 67%. Therefore, due to the reduction by 1.5 times the percent by which goals were missed, performance was below the threshold amounts and no bonuses were earned based on corporate performance measurements. Because no bonus was earned with respect to corporate performance, executive officers were also not paid any bonus with respect to their individual performance goals. No discretionary bonuses were paid to executive officers for 2007 performance.

Stock-Based Incentives. The Committee believes that stock-based compensation can provide an important incentive to executive officers that aligns officers' interests with those of shareholders, since the value of the compensation will depend upon the performance of the stock price. However, in view of the significant awards made in 2001 and 2004 under the 2004 Stock Plan and its predecessor plan, the Committee did not grant any stock options, or award any restricted shares, to executive officers in 2005, 2006 or 2007.

Other Benefits. In 2007, certain executive officers (including the CEO) also received use of a business automobile which was not on the same terms as other salaried employees. The value of this benefit totaled less than $1,700 in each case.

Chief Executive Officer Compensation. In addition to the factors discussed above, when determining the salary of the CEO, the Committee continued a transition, which began in 2002, to more incentive-based compensation because the Committee continues to believe that that type of compensation provides well-targeted incentives and encourages employees to strive to achieve corporate goals. In its determinations, the Committee reviewed the CEO's performance and goals during 2006. The Committee was pleased with the CEO's performance and decided to increase his base salary to $660,000 in 2007, a 3.1% increase. The Committee also considered the substantial roles of the CEO in the Company and the Bank and determined that his salary level compared to other executive officers was appropriate to reflect those circumstances and his relative role in the organization. The Committee noted that under the Management Incentive Plan, the CEO would be eligible to earn a target cash incentive bonus in 2007 of up to 20% of his base salary. The CEO received no 2007 bonus as a result of corporate performance. Because of the significant level of option and restricted stock awards in 2001 and 2004 under the 2004 Stock Plan and its predecessor, no awards were made to the CEO in 2005, 2006 or 2007. The CEO also receives board fees for service on the Bank's board of directors. In accordance with long-standing company policy, in 2007, the CEO received $14,400 in director fees related to service provided to the Bank's board and $14,000 in director fees related to service provided to the Company's board.

In 2007, the CEO was allocated 3,353 shares under the ESOP, on the same basis as other employees. In determining salary for 2007, the Committee considered the CEO's participation in the Company's Restoration Plans and his supplemental retirement benefits. Under the Restoration Plans, the CEO received payments totaling $35,443, due to the limitation of benefits under qualified plans relating to the 401(k) Plan and the ESOP. Under the Supplemental Plan, he received $65,101. The Committee continues to believe it is fair and appropriate to maintain the Restoration Plans and the Supplemental Plan to fully recognize the CEO's compensation when determining benefits under other plans which generally are available to all full-time employees because it wants to remain competitive with industry peers and properly reward the CEO's efforts and because it believes that it is not appropriate to provide the CEO with a benefit that is proportionately less than other employees simply due to the Code's limits on covered salary and/or years of service which may be considered in a tax-qualified retirement plan. In essence, the Restoration Plans and Supplemental Plan only retain the same percentage level of benefit which would have applied but for the Code's limits.

Employment Agreements/Change in Control Provisions. The Company also maintains employment agreements, which include change in control provisions, with certain of its executive officers. See "Executive Compensation--Employment Agreements and Potential Payments Upon Termination or Change in Control" below. Mr. Crowley Jr.'s agreement has been in effect, with subsequent amendments, for over 14 years. The other executive officers' employment agreements were entered into in 2000, in connection with the Company's initial conversion to a shareholder-owned entity and the acquisition of First Northern. First Northern executive officers at the time of the acquisition, two of whom became executive officers of the Company, had pre-existing employment agreements, and the Company believed it was important that similar agreements continue with the Company in order to maintain continuity. At the same time, the Company believed it would be appropriate to enter into analogous employment agreements with other executive officers so as to provide for similar treatment for similarly situated persons. The Committee continues to renew these employment agreements on an annual basis because it believes that the agreements provide an appropriate degree of security for these persons which, in turn, enhances their continuing efforts to pursue Company goals, even in situations where they may not align with their personal interests. The Chief Executive Officer's employment agreement is more extensive than those of other executives, in recognition of his more extensive responsibilities.

The employment agreements and the 2004 Stock Plan include provisions which provide additional protections to the employees in the event of a change in control of the Company. We believe it is important to have these types of agreements with our executive officers in order to provide them with incentive to consider transactions that may be in the Company's best interest without jeopardizing the security of their individual positions. The Company has adopted particular change in control provisions in an attempt to balance the potential cost of these provisions to an acquirer, which the Committee believes to be quite modest, with a meaningful degree of security to the affected personnel. In particular, the Company's change in control agreements have a "double trigger," which means that change in control benefits are payable to the executive only if the ownership or control of the Company changes and, after such change, the executive's compensation or duties are significantly reduced or altered. The Company utilizes the double trigger because it believes that, while it is appropriate to protect key personnel in the event of an acquisition, those protections should be limited to situations in which actions are taken that substantially affect their employment. However, under the 2004 Stock Plan, there is a single trigger so that unvested options and restricted shares automatically vest upon a change in control. The Committee also determined that it would be appropriate to cap the potential change in control payments to the amount for which the Company could achieve a tax deduction, in order to balance the interests of the Company and the individuals. The 2004 Stock Plan provides for automatic vesting because we believe that the recipients of these awards should receive the intended benefits in the event that the Company's shareholders receive a commensurate benefit in a transaction.

Tax Considerations. Section 162(m) of the Code limits the deductibility of compensation in excess of $1 million during a fiscal year to certain executive officers of publicly-held companies. Exceptions are made for, among other things, performance based plans approved by shareholders. Stock options are considered performance based compensation; however, restricted stock awards are not unless they are coupled with performance goals. The Committee is mindful of these limitations; for 2007, approximately $334,900 of Mr. Crowley Jr.'s taxable compensation (resulting primarily from the vesting of restricted stock) was not deductible. Shareholder approval of the 2004 Stock Plan and its predecessor plan was obtained, among other reasons, to qualify for an exception from Section 162(m) for any performance based compensation (such as options) payable under the plans.

Other provisions of the Code can also affect the decisions we make. Under Section 280G of the Code, a 20% excise tax is imposed upon executive officers of a public corporation who receive "excess" payments upon a change in control if the payments exceed an amount approximating three times their average annual compensation, determined by a five-year average. The excise tax applies to all payments over average annual compensation. Under Section 280G, the Company would not be able to deduct "excess" payments. To avoid application of Section 280G, the executives' change in control agreements provide that benefits payable pursuant to them are limited to 2.99 times the "average compensation" as determined under the Code.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

As part of its duties, the Compensation Committee has reviewed and discussed with management the "Compensation Discussion and Analysis" contained above in this proxy statement. Based upon that review and those discussions, the Compensation Committee recommended to the board of directors that the Compensation Discussion and Analysis be incorporated by reference in the Company's annual report to shareholders on Form 10-K and be included in this proxy statement.

Members of the Compensation Committee in 2007:

David J. Rolfs, Chairman
Raymond W. Dwyer, Jr.
Thomas J. Lopina, Sr.
William J. Mielke

EXECUTIVE COMPENSATION

The following table contains compensation information with respect to the individuals who served as the Company's Chief Executive Officer and Chief Financial Officer in 2007 and 2006 and the three other most highly-compensated individuals who were serving as executive officers of the Company at the end of 2007 (collectively, referred to occasionally in this section as the "named executive officers").

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)(5)	Total ($)
Michael T. Crowley, Jr. *Chairman, President and Chief Executive Officer of the Company and the Bank*	2007	$688,400 (6)	$0	$597,688	$87,030	$0	$630,730	$107,136	$2,110,984
	2006	665,600 (6)	0	712,545	135,093	0	435,069	145,790	2,094,097
Rick B. Colberg *Chief Financial Officer of the Company* (7)	2007	147,500	0	85,384	4,686	0	15,020	24,581	277,171
	2006	127,500	0	105,231	24,630	0	15,998	29,381	302,740
P. Terry Anderegg *Senior Vice President - Retail and Operations of the Bank*	2007	185,300	0	85,384	13,906	0	46,466	31,066	362,122
	2006	178,400	0	105,231	24,630	0	29,203	42,245	379,709
Eugene H. Maurer, Jr. *Senior Vice President and Secretary of the Company; Senior Vice President and Secretary/Treasurer of the Bank* (7)	2007	182,250	0	85,384	13,906	0	92,921	30,492	404,953
	2006	176,250	0	105,231	24,630	0	75,143	40,139	421,393
Christopher J. Callen Senior *Vice President - Lending of the Bank*	2007	183,000	0	85,384	13,906	0	30,438	30,679	343,407
	2006	176,000	0	105,231	24,630	0	49,890	39,557	395,308

(1) Includes amounts voluntarily deferred by the named persons under the Restoration Plan. The voluntarily deferred amounts are included in the "Executive Contributions in Last FY" column of the "Nonqualified Deferred Compensation" table below.

(2) No bonuses, either discretionary or based on the formulas under the Management Incentive Plan, were earned in fiscal 2006 or 2007.

(3) No options were granted, or shares of restricted stock awarded, in 2006 or 2007. The amounts shown reflect the amounts expensed in the relevant year for grants and awards in prior years. The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123(R), Share-Based Payment ("SFAS No. 123(R)"), which requires us to recognize compensation expense for stock options and other stock-related awards granted to our employees and directors based on the estimated fair value of the equity instrument at the time of grant. The compensation expense is recognized over the vesting period. The requirements of SFAS No. 123(R) became effective beginning in the first quarter of fiscal 2006. The assumptions used to determine the valuation of the awards are discussed in footnote 1 to our consolidated financial statements. See the "Grants of Plan-Based Awards" table below for further discussion regarding the prior years' awards.

The ultimate value of the options will depend on the future market price of Company common stock, which we cannot forecast. The actual value, if any, that an optionee would realize upon exercise of an option depends on the market value of our common stock as compared to the exercise price when the option is exercised.

(4) Represents the increase in the actuarial present value of pension benefits, under both our tax-qualified Pension Plan and our related Supplemental Plan, between fiscal 2006 and 2007. See the "Pension Benefits" and "Nonqualified Deferred Compensation" tables below for further discussion regarding our pension and deferred compensation plans.

(5) The amounts listed under the column entitled "All Other Compensation" in the "Summary Compensation Table" above include Company contributions to the 401(k) Plan, the ESOP and contributions to the Restoration Plans, which are listed in the table below:

	Year	Company ESOP Allocation ($)	Company Matching Contribution to 401(k) Plan ($)	Company Contribution to Benefits Restoration Plan ESOP ($)	401(k) ($)	Total ($)
Mr. Crowley Jr.	2007	$35,443	$2,250	$65,101	$4,342	$107,136
	2006	41,113	3,000	97,243	4,434	145,790
Mr. Colberg	2007	23,113	1,467	-	-	24,580
	2006	27,923	1,458	-	-	29,381
Mr. Anderegg	2007	29,147	1,850	-	69	31,066
	2006	38,974	2,035	-	1,235	42,245
Mr. Maurer	2007	28,672	1,820	-	-	30,492
	2006	38,534	1,605	-	-	40,139
Mr. Callen	2007	28,784	789	-	1,106	30,679
	2006	37,594	1,015	-	948	39,557

(6) Includes amounts Mr. Crowley Jr. received for service as a member of the board of directors of the Bank and the Company. In 2006, Mr. Crowley Jr. received $25,600 and, in 2007, he received $28,400 for such service.

(7) Mr. Colberg retired as an officer and employee of the Company effective as of January 4, 2008. Since that date, Mr. Maurer has served as interim Chief Financial Officer of the Company.

* * *

The Company maintains employment agreements with each of its executive officers; those employment agreements cover, among other things, the compensation and benefits received by these persons and payments upon termination of employment. For more information on these agreements, see "Employment Agreements and Potential Payments upon Termination or Change in Control" below. In addition, our equity-based awards are made under the 2004 Stock Plan, and annual cash incentive awards are made under our Management Incentive Plan, which is described under "Grants of Plan-Based Awards" below.

Employee Stock Ownership Plan. The ESOP is a tax-qualified plan that covers substantially all salaried employees who have at least one year of service and have attained age 21. It became effective at the completion of the Company's 2000 restructuring. The Company loaned the ESOP sufficient funds to purchase up to 8% of the Company shares issued in that transaction to persons other than the then-established mutual holding company of Bank Mutual Corporation. The ESOP has purchased 3,271,947 Company shares.

The loan to the ESOP is for a term of 10 years and calls for level annual payments of principal. Interest payments, at 8% per annum, are made annually. The ESOP initially pledged the shares it purchased as collateral for the loan and holds them in a suspense account until allocated to employees upon repayment of loan principal.

The ESOP does not allocate the pledged shares immediately. Instead, it releases a portion of the pledged shares annually as payments are made on the loan. The loan payments made by the ESOP come from employer contributions and, if determined in certain years, dividends paid on the shares held in the plan. If the ESOP repays its loan as scheduled over a 10-year term, 10% of the shares would be released and allocated to participants annually in 2001 through 2010; however, payments have occasionally been made more quickly by the use of dividends which were paid on unallocated shares to release additional shares. As a result of the actual payments made, 327,250 shares were allocated to participants' accounts in 2007, and, cumulatively, 2,164,501 shares were previously released and allocated through 2006. The ESOP allocates the shares released each year that are attributable to employer contributions among the accounts of participants in proportion to their compensation for the year. For example, if a participant's compensation for a year represents 1% of the total compensation of all participants for the year, the ESOP would allocate to that participant 1% of the shares released for the year attributable to employer contributions.

ESOP participants direct the voting of shares which are allocated to their individual accounts. Shares in the suspense account, which are those not yet allocated to individual accounts, are voted at the discretion of the Company's board of directors.

401(k) Plan. To provide an additional incentive for employees to save for their retirement, the Company maintains the Bank Mutual Corporation 401(k) Plan. The 401(k) Plan, a tax-qualified defined contribution plan, is offered to substantially all of our employees. Under the 401(k) Plan, employees may voluntarily contribute additional funds to accounts for their benefit in the plan, and may designate within several specified choices how those funds will be invested. To provide additional incentives for these employees to contribute to their 401(k) accounts, the Company provides matching payments to contributions made by the participating employees. The Company's matching payments are limited to 20% of the first 5% of salary deferred, for a maximum employer contribution of 1% of the participants' salary (up to Code limits).

Restoration Plans. The Company also maintains Restoration Plans to compensate participants for benefits under the ESOP and the 401(k) Plan that they are unable to receive because of limitations under the Code on contributions and benefits under those plans. The Code restricts the amount of tax-qualified plan benefits that can be received by plan participants, and also limits salary deferrals that an employee may contribute to the 401(k) Plan.

The Restoration Plans provide benefits for all employees, including officers, based on allocations which they would have received in the ESOP in the absence of Code limitations. For example, under the ESOP, only the first $225,000 of earnings were considered in determining ESOP benefits for 2007. Under the Restoration Plan related to the ESOP, each participant receives an amount equal to the benefit that he or she would have received under the ESOP in the absence of the Code's compensation limit, less the amount received under the ESOP itself.

The Restoration Plan related to the 401(k) Plan permits eligible participants to defer compensation that they are unable to contribute to the 401(k) Plan and receive Company allocations thereunder, in each case because of Code limits. Under the Code, in 2007, only the first $225,000 of compensation is considered in determining benefits under tax-qualified plans.

The Restoration Plan related to the ESOP covers all employees, and the Restoration Plan related to the 401(k) Plan covers officers and key employees who are selected by the board. The annual allocations to employees under the Restoration Plans are not tax deductible by the employer or included in the taxable compensation of the employees receiving the allocations. When benefits are paid to the employees following the termination of employment, the payments, which will require board approval, will be deductible by the employer and included in the taxable compensation of the employees receiving those payments.

GRANTS OF PLAN-BASED AWARDS
2007

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1) Threshold ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (#) (2)	All Other Option Awards: Number of Securities Underlying Options (#) (2)	Exercise or Base Price of Option Awards ($/Sh)	Fair Value of Stock and Option Awards
Mr. Crowley Jr.	12/18/06	$92,400	$132,000	$264,000	•	•	•	•
Mr. Colberg	12/18/06	14,868	21,240	42,480	•	•	•	•
Mr. Anderegg	12/18/06	18,678	26,683	53,366	•	•	•	•
Mr. Maurer	12/18/06	18,371	26,244	52,488	•	•	•	•
Mr. Callen	12/18/06	18,446	26,352	52,704	•	•	•	•

(1) Because Company financial performance did not meet threshold levels, no bonuses were earned with respect to Company performance in fiscal 2007 and no amounts were actually paid. Please see the "Bonus" and "Non-Equity Incentive Plan Compensation" column in the "Summary Compensation Table" above.

The amounts shown above represent amounts payable pursuant to the Company quantitative portion of the Management Incentive Plan only, based upon 80% of bonus being payable pursuant to these criteria (except for Mr. Crowley Jr., whose bonus is 100% based on these criteria). Executive officers other than Mr. Crowley Jr. are able to earn up to 20% of their target bonus based upon achievement of personal goals, but only if the Company's quantitative financial goals were met.

(2) No stock options or shares of restricted stock were awarded in 2007.

* * *

All awards in the above table were potential annual cash bonus amounts payable pursuant to the Company's Management Incentive Plan. Under the Management Incentive Plan, the Compensation Committee sets targets near the beginning of the fiscal year for Company performance and cash bonus payments depend upon the degree to which the Company meets these targets. The actual bonus amounts are determined based upon the Company's performance as to those financial criteria. For each average percentage point by which the Company missed its targets, the potential bonus is reduced by 1.5 percentage points. No bonus is paid for performance more than 20% below targets. For each average percentage point by which the Company exceeds its targets, the bonus is increased by 2 percentage points. No bonus is earned with respect to any criteria if Company performance is below threshold criteria, also set at the beginning of the year. In addition, the Management Incentive Plan permits a portion of the cash bonus to be determined based upon individual performance goals. In total, Mr. Crowley Jr. was able to earn up to 14% at the threshold, 20% at the target, or 40% at maximum, of his salary as bonus, and other executive officers up to 12.6%, 18% and 36%. For further information as to the computation of these awards for fiscal 2007, see "Compensation Discussion and Analysis -- 2007 Annual Compensation Determinations -- Cash Bonus/Incentives" above.

No equity-based awards were made to executive officers in 2007 under the Company's 2004 Stock Plan. Under the 2004 Stock Plan, the Compensation Committee may grant awards of stock options and/or restricted stock to officers, directors and other key employees of the Company and its subsidiaries. Options under the 2004 Stock Plan are priced at the average of the high and low trading prices on the Nasdaq Stock Market on the grant date. Grants thereunder vest upon service with the Company, with 20% of the options and/or shares awarded vesting on each of the first five anniversaries of the grant. The 2004 Stock Plan also includes provisions which provide for accelerated vesting in the event of a change in control of the Company. Awards were also made in 2001 under the Company's 2001 Stock Plan, which was the predecessor and substantially similar to the 2004 Stock Plan.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END
December 31, 2007

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(3)	Market Value of Shares or Units of Stock That Have Not Vested ($)(4)
Mr. Crowley Jr.	519,047		$3.2056	5/8/11 (1)		
	420,000	280,000	$10.6730	5/3/14 (2)		
					112,000	$1,183,840
Mr. Colberg	9,111		$3.2056	5/8/11 (1)		
	60,000	40,000	$10.6730	5/3/14 (2)		
					16,000	$169,120
Mr. Anderegg	165,086		$3.2056	5/8/11 (1)		
	60,000	40,000	$10.6730	5/3/14 (2)		
					16,000	$169,120
Mr. Maurer	165,086		$3.2056	5/8/11 (1)		
	60,000	40,000	$10.6730	5/3/14 (2)		
					16,000	$169,120
Mr. Callen	165,086		$3.2056	5/8/11 (1)		
	60,000	40,000	$10.6730	5/3/14 (2)		
					16,000	$169,120

(1) Option award, under the 2001 Stock Plan, which has an exercise price equal to the market value of our common stock (average of the high and low trading prices) on the May 8, 2001 grant date, as adjusted for a subsequent stock split. Vested in five annual increments of 20% each.

(2) Option award, under the 2004 Stock Plan, which has an exercise price equal to the market value of our common stock (average of the high and low trading prices) on the May 3, 2004 grant date and vests in five annual increments of 20% each beginning on the first anniversary following the grant date. At December 31, 2007, 40% of the options awarded in 2004 remained unvested.

(3) Consists of restricted shares awarded on May 3, 2004 under the 2004 Stock Plan. The restricted shares vest in five annual increments of 20% each beginning on the first anniversary following the award. At December 31, 2007, 40% of the restricted shares awarded in 2004 remained unvested.

(4) Based on the $10.57 per share closing price of a share of our common stock on December 31, 2007, the last trading day of the year.

OPTION EXERCISES AND STOCK VESTED
2007

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)(1)	Value Realized on Vesting ($)(1)
Mr. Crowley Jr.	–	–	56,000	$670,880
Mr. Colberg	151,475	$1,310,925	8,000	95,840
Mr. Anderegg	–	–	8,000	95,840
Mr. Maurer	–	–	8,000	95,840
Mr. Callen	–	–	8,000	95,840

(1) The number of shares acquired on vesting and the value realized on vesting relates to shares of restricted stock that were granted in 2004 under the 2004 Stock Plan and that were subject to vesting at the rate of 20% per year in the five years after grant. The shares are valued at the average of the high and low trading prices on Nasdaq on the dates of vesting.

PENSION BENEFITS

The following table provides information on the benefits which are accrued under the Bank Mutual Corporation Pension Plan, the qualified defined benefit pension plan that covers substantially all of our employees, and Mr. Crowley Jr.'s Supplemental Plan, which applies to specified officers.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Mr. Crowley Jr.	Pension Plan	40	$1,776,332	•
Mr. Crowley Jr.	Supplemental Plan	40	4,960,688	•
Mr. Colberg	Pension Plan	6	92,971	•
Mr. Anderegg	Pension Plan	14	305,582	•
Mr. Maurer	Pension Plan	25	827,466	•
Mr. Callen	Pension Plan	8	325,115	•

Pension Plan

The Pension Plan is a qualified defined benefit pension plan which covers all employees of the Company and its subsidiaries who are age 21 or over and who have completed at least one year of service with the Company. Pension benefits are based on the participant's average annual compensation (salary and bonus), including annual cash incentive compensation, and years of credited service to the Company and its subsidiaries. Years of credited service in the Pension Plan begin at the date of participation in the plan. Benefits are determined in the form of a 10-year certain and life annuity. Pension Plan payments were calculated assuming a retirement age of 65 and a discount rate of 6.25% and using the RP 2000 mortality table for determining post-retirement mortality.

Supplemental Retirement Plan

Designated officers (currently only Mr. Crowley Jr.) also participate in the Supplemental Plan, which is a supplemental non-qualified defined benefit pension plan. The Supplemental Plan provides monthly supplemental benefits to participants that will be paid out of a "rabbi trust" established for the Supplemental Plan, or unsecured corporate assets. The amount of the Supplemental Plan benefit in the form of a 10-year certain and life annuity is determined as:

- An amount calculated under the Pension Plan without regard to the limitations imposed by the Code on benefit or compensation amounts and without regard to certain limitations on years of service, minus
- The pension benefit accrued under the Pension Plan.

In 2007, under Code limits, the maximum annual benefit payable through the Pension Plan was $180,000 and the maximum annual compensation which could be taken into account to determine pension benefits was $225,000. In 2008, those amounts increased to $185,000 and $230,000, respectively. The Code limits the number of years of service which may be taken into account to 40 years.

Benefits under the Supplemental Plan are calculated assuming a retirement age of 65 and a discount rate of 6.25% and using the RP 2000 mortality table for determining post-retirement mortality. To support obligations payable under the Supplemental Plan, the Company maintains assets in a "rabbi trust," the amount of which is based on the actuarial value of future benefits; the Company expenses payments into the rabbi trust when they are made. These amounts will be paid from the Company's funds, including funds of the rabbi trust in the future; they will not be paid out of the assets in the Pension Plan.

NONQUALIFIED DEFERRED COMPENSATION

The Company maintains Restoration Plans which, in part, relate to Code limits on Company contributions made with respect to the 401(k) Plan and the ESOP. The Code limits the salary deferral that an employee may contribute to the 401(k) Plan and also restricts the amount of tax-qualified plan benefits that can be received by plan participants. It also limits the amount of salary which may be considered for ESOP allocations. See the description included following the "Summary Compensation Table" above.

The following table includes information as to the additional contributions under the Restoration Plans.

Name	Executive Contributions in Last FY ($) (1)	Registrant Contributions in Last FY ($) (2)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Mr. Crowley Jr.	$21,712	$69,443	$(14,080)	–	$313,226
Mr. Colberg	–	–	–	–	–
Mr. Anderegg	343	69	(3,147)	–	39,850
Mr. Maurer	–	–	–	–	–
Mr. Callen	10,730	1,106	2,406	–	62,636

(1) These amounts are also included under the "Salary" column of the "Summary Compensation Table" above.
(2) These amounts are also included under the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the "Summary Compensation Table" above.

* * *

EMPLOYMENT AGREEMENTS AND POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The Bank has employment agreements with Messrs. Crowley Jr., Anderegg, Maurer and Callen and Ms. Scholz (another executive officer), and had such an agreement with Mr. Colberg prior to his retirement. The initial terms of all of the employment agreements were three years. For Mr. Crowley Jr., each year the agreement may be extended, upon agreement of Mr. Crowley Jr. and by affirmative action of the Bank's board of directors, so that the agreement remains in effect for a rolling three-year period. For the other executives, on each anniversary date after the expiration of the initial three-year period, the employment term may be extended for one year upon agreement of the executive and by affirmative action taken by the Bank's board. The terms of the agreements were extended at January 1, 2007 and 2008. Under the employment agreements, each executive is entitled to a base salary which is reviewed annually by the Bank's board, as well as benefits, perquisites, directors and officers insurance and indemnity, in accordance with the Bank's policies. Each executive is also entitled to incentive compensation based upon individual performance, the Bank's incentive compensation plan and the Bank's financial results.

The current 2008 annual base salary amounts for each of the covered executive officers are as follows: Mr. Crowley Jr. – $ 682,500;$ Mr. Anderegg – $193,300; Mr. Maurer – $190,000; Mr. Callen – $191,000; and Ms. Scholz – $143,500. Mr. Colberg retired effective January 4, 2008. These amounts may be changed in subsequent years, but generally may not be reduced.

The employment agreements can be terminated: at the election of the executive officer or the Bank at the expiration of the term; upon death, retirement or disability of the executive; at any time for cause (as defined in the agreements); or voluntarily without cause by the executive or the Bank. Each executive officer may also terminate his or her employment agreement under certain circumstances following a change in control. Upon any event of termination or a change in control, each executive will receive his or her earned but unpaid base salary and incentive compensation, as well as compensation for accrued but unused vacation time. In addition, depending on the manner of termination, each executive will receive additional benefits as discussed and quantified in the tables below.

If the Bank terminates Mr. Crowley Jr.'s agreement at the end of the term, he will receive a lump sum payment equal to 100% of his annual base salary at the time of termination. In addition, he will receive insurance benefits (life, medical, dental and optical) and required medical coverage at the Bank's expense for a period of up to 12 months in accordance with the Bank's policies and applicable law. The other executives do not receive any additional payments if terminated at the end of the current term of his or her agreement.

Upon each executive's death or retirement, the executive or executive's personal representative will receive his or her earned but unpaid base salary and incentive compensation, prorated to the end of the calendar month in which the termination occurred, and compensation for accrued but unused vacation time. The amounts owed in these circumstances will be a lump sum cash payment. Retirement age is set at 55 for Messrs. Crowley Jr. and at 65 for the other executives; it was also 55 for Mr. Colberg. In Mr. Crowley Jr.'s case, if he is age 65 or older at the time of retirement, the Bank will also pay for certain Medicare coverage. In addition, in the event of death of Mr. Crowley Jr., the Bank will provide certain medical coverage and benefits for his spouse and dependent children; Mr. Colberg's agreement had similar provisions.

Upon disability, each executive's unpaid base salary and incentive compensation will be prorated to the end of the calendar month in which the termination occurred. The executive will also receive an amount equal to 100% of his or her annual base salary at the time of termination, as well as insurance benefits (life, medical, dental and optical) at the Bank's expense for a period of up to 12 months in accordance with the Bank's policies and applicable law. Mr. Crowley Jr. is also entitled to receive medical coverage required by law at the Bank's expense for an additional 29 months. In addition, upon termination due to disability, Mr. Crowley Jr. will receive benefits comparable to the amount and duration that other executives would receive under the Bank's short- and long-term disability plans as if the maximum benefit limitation and eligibility periods did not apply. Similarly, Mr. Colberg's agreement provided, for a one-year severance period, benefits comparable in amount to benefits other executives would receive under the Bank's short- and long-term disability plans as if the maximum benefit limitation and eligibility periods did not apply.

If, during the term, the Bank terminates an executive without cause or the executive officer terminates his or her employment for cause (e.g., the Bank reduces the executive's base compensation or duties or breaches the employment agreement), the executive would be entitled to receive a lump sum payment equal to 100% of his or her base salary at the time of termination through the end of a one-year severance period. In Mr. Crowley Jr.'s case, he would receive such amount for an aggregate of 36 months. In addition, if the Bank terminates an executive officer without cause, the executive will receive insurance benefits (life, medical, dental and optical) at the Bank's expense through the end of the one-year severance period, in accordance with the Bank's policies and applicable law. In Mr. Crowley Jr.'s case, the benefits period is extended for a period of up to 36 months after the date of termination. Mr. Crowley Jr. also receives required medical coverage at the Bank's expense and potential Medicare benefits, if he is age 65 or older at the time of termination. The Bank must also pay each executive officer a lump sum cash payment in an amount equal to the product of: (i) the Bank's annual aggregate contributions for the executive to all qualified retirement plans in the year preceding termination and (ii) the number of years in the severance period (Mr. Crowley Jr. receives three times the Bank's annual aggregate contributions).

Each executive also has the right to terminate his or her employment following a change in control of the Bank if any of the following occur as a result of the change in control: the executive's compensation, benefits, responsibilities or duties are reduced; or the executive is transferred more than 50 miles from his current principal office of employment or is required travel as part of his or her duties more than in the past. Upon any termination resulting from a change in control, each executive has a right to receive severance payments and termination benefits as if a termination by the Bank without cause had occurred. In addition, Mr. Crowley Jr. will continue (and Mr. Colberg would have continued) to receive certain benefits in the event of a change in control of the Bank.

Under each employment agreement, the aggregate amount of all severance payments and termination benefits payable to the executive officer, computed on a present value basis, may not exceed an amount which would cause the payments to be characterized as "parachute payments" within the meaning of Section 280G(b)(2) of the Code. That section generally defines parachute payments to include any severance payments and termination benefits which, on a present value basis, equal or exceed three times the person's average annual total compensation over a five-year period immediately preceding the change in control.

If an executive is terminated by the Bank for cause, the executive will receive his or her earned but unpaid base salary and incentive compensation, as well as compensation for accrued but unused vacation time; however, the executive will not be entitled to any compensation or employment benefits for any period after the date of such termination, or the continuation of any benefits, except as may be required by law. In addition, the employment agreements for all executives other than Mr. Crowley Jr. contain specific conditions under which the Bank's obligations to make payments or provide benefits would be suspended or terminated. If the executive is suspended or temporarily prohibited from participating in the Bank's affairs pursuant to the Federal Deposit Insurance Act ("FDIA"), the Bank's obligations will be suspended, and if the executive is removed or permanently prohibited from participating in the Bank's affairs pursuant to the FDIA, the Bank's obligations will terminate, except that the executive will still be entitled to vested rights. Each agreement may also be terminated by the Office of Thrift Supervision if it is determined that the Bank needs assistance or is in an unsafe or unsound condition.

Each executive officer is also subject to non-compete provisions, under which he or she agrees not to compete with the Bank for the greater of one year or the period for which he or she received post-employment compensation under the agreement, but not to exceed two years. If the executive breaches the non-compete provisions, the Bank is entitled to injunctive and equitable relief in addition to other remedies available at law.

The following tables set forth the estimated current value of benefits that could be paid to our named executive officers upon various events of termination or a change in control under the individual employment agreements with the named executive officers and the terms of our equity compensation plans. These amounts are estimates only and do not necessarily reflect the actual amounts that would be paid to the named executive officers; the actual amounts would be known only at the time that they become eligible for payment and would be payable only if a termination event or change in control were to occur. The table reflects the amounts that could be payable under the various arrangements if a termination event or change in control had occurred at December 31, 2007.

TERMINATION AND CHANGE IN CONTROL PAYMENTS AND BENEFITS

Michael T. Crowley Jr.

Event	Base Salary ($) (1)	Incentive Compensation ($) (2)	Early Vesting of Stock Options ($) (3)	Early Vesting of Restricted Shares ($) (4)	Accrued and Unused Vacation ($)	Other Benefits ($) (5)	Total ($)
Termination by Bank at End of Term	$660,000	$0	N/A	N/A	$50,769	$29,942	$740,711
Death (6)	0	0	0 (8)	1,183,840	50,769	16,771	1,251,380
Retirement (6)		0	N/A	N/A	50,769	0	50,769
Disability (7)	660,000	0	0 (8)	1,183,840	50,769	364,795	2,259,404
Termination by Executive For Cause	1,980,000	0	N/A	N/A	50,769	0	2,030,769
Termination by Bank Without Cause	1,980,000	0	N/A	N/A	50,769	686,014(9)	2,716,783
Termination by Executive Due to Change in Control	1,980,000	0	0 (8)	1,183,840	50,769	687,094(9)	3,901,703(10)

Other Executive Officers:

Event / Name of Executive Officer	Base Salary ($) (1)	Incentive Compensation ($) (2)	Early Vesting of Stock Options ($) (3)	Early Vesting of Restricted Shares ($) (4)	Accrued and Unused Vacation ($)	Other Benefits ($) (5)	Total ($)
Death (6)							
Mr. Colberg	$0	$0	$0 (8)	$169,120	$ 0	$17,350	$186,470
Mr. Anderegg	0	0	0 (8)	169,120	6,414	N/A	175,534
Mr. Maurer	0	0	0 (8)	169,120	6,309	N/A	175,429
Mr. Callen	0	0	0 (8)	169,120	10,558	N/A	179,678

Retirement (6)							
Mr. Colberg	0	0	N/A	N/A	0	N/A	0
Mr. Anderegg	0	0	N/A	N/A	6,414	N/A	6,414
Mr. Maurer	0	0	N/A	N/A	6,309	N/A	6,309
Mr. Callen	0	0	N/A	N/A	10,558	N/A	10,558
Disability (7)							
Mr. Colberg	147,500	0	0 (8)	169,120	0	670,921	987,541
Mr. Anderegg	185,300	0	0 (8)	169,120	6,414	711,049	1,071,883
Mr. Maurer	182,250	0	0 (8)	169,120	6,309	323,565	681,244
Mr. Callen	183,000	0	0 (8)	169,120	10,558	73,068	435,746
Termination by Executive For Cause							
Mr. Colberg	147,500	0	N/A	N/A	0	0	147,500
Mr. Anderegg	185,300	0	N/A	N/A	6,414	0	191,714
Mr. Maurer	182,250	0	N/A	N/A	6,309	0	188,559
Mr. Callen	183,000	0	N/A	N/A	10,558	0	193,558
Termination by Bank Without Cause							
Mr. Colberg	147,500	0	N/A	N/A	0	22,360(9)	169,860
Mr. Anderegg	185,300	0	N/A	N/A	6,414	47,414(9)	239,128
Mr. Maurer	182,250	0	N/A	N/A	6,309	102,526(9)	291,085
Mr. Callen	183,000	0	N/A	N/A	10,558	40,046(9)	233,604
Termination by Executive Due to Change in Control							
Mr. Colberg	147,500	0	0 (8)	169,120	0	22,360(9)	338,980 (10)
Mr. Anderegg	185,300	0	0 (8)	169,120	6,414	47,414(9)	408,248 (10)
Mr. Maurer	182,250	0	0 (8)	169,120	6,309	102,526(9)	460,205 (10)
Mr. Callen	183,000	0	0 (8)	169,120	10,558	40,046(9)	402,724 (10)

(1) For officers other than Mr. Crowley Jr., this amount represents the sum of the executive's base salary in the year before the applicable termination event. In Mr. Crowley Jr.'s case, in the event of (i) termination by Mr. Crowley Jr. for cause, (ii) termination by the Bank without cause and (iii) termination by Mr. Crowley Jr. due to a change in control, this amount represents base salary for the remaining term of the agreement and up to one year post-term, with a 36-month maximum. Amounts payable to Mr. Crowley Jr. do not include compensation earned for service as a director of the Company or the Bank.

(2) These amounts are based on the executive's receipt of no bonus for 2007 performance. See the "Summary Compensation Table" above.

(3) All outstanding unvested stock options would become vested (i) pursuant to each executive's employment agreement, upon a change in control and (ii) pursuant to the stock plans, upon death or disability of the executive. The amount shown represents the value of the options based on a closing stock price on December 31, 2007, the last trading day of the year, of $10.57 per share.

(4) All outstanding unvested shares of restricted stock would become vested (i) pursuant to each executive's employment agreement, upon a change in control and (ii) pursuant to the stock plans, upon death or disability of the executive. This amount represents the value of the unvested restricted share awards held by the executive based on a closing stock price on December 31, 2007, the last trading day of the year, of $10.57 per share.

(5) These amounts include payments of employer-paid life insurance, employer-paid medical and dental benefits and, if applicable, the lump sum cash payment equal to the Bank's annual aggregate contributions for the executive to retirement benefit plans. In the case of Messrs. Crowley Jr. and Colberg, in the event of a change in control, these amounts include certain benefits such as use of a company automobile and club membership dues. Benefits extending for an indeterminate number of years are at their present value, assuming a 10-year span for those benefits and 5% annual increases in current expense amounts.

(6) These amounts exclude amounts, if any, payable pursuant to any Company retirement plans.

(7) These amounts exclude amounts, if any, payable pursuant to third party insurance policies.

(8) The stock options subject to early vesting have no value because the exercise price was higher than the closing stock price on December 31, 2007, the last trading day of the year, of $10.57 per share.

(9) In the case of termination of the executive by the Bank without cause or a change in control, these amounts include an amount equaling the expected increase in pension accruals for the remaining employment term or severance period, as set forth in the executive's employment agreement.

(10) Per the employment agreements, the total amount payable is limited to 2.99 times the executive officer's Base Amount (defined as the average annual total compensation over a five-year period immediately preceding the change in beneficial ownership or control of the Bank) so as to prevent the payment from being classified as a parachute payment within the meaning of Section 280G(b)(2) of the Code. Therefore, the actual amounts payable to an executive might be less than the amount indicated in this table.

* * *

In the event any of these persons otherwise voluntarily terminates or is terminated for cause, they would receive any accrued salary and vacation pay through the time of termination.

CERTAIN TRANSACTIONS AND RELATIONSHIPS WITH THE COMPANY

General Principles

Bank Mutual Corporation has a policy that transactions, if any, between the Company, on the one hand, and its executive officers or directors (or related party), on the other hand, must be on a basis that is fair and reasonable to the Company, and in accordance with Bank Mutual Corporation's Code of Ethics and other policies. Lending transactions between the Bank and such a person that are on the same terms and conditions as applied to others must be approved in advance by the board of directors or the executive committee of the Bank and also must be brought to the attention of the Company's board of directors; depository transactions on the same terms and conditions as other customers do not need approval. Any other transactions with the Company's directors or executive officers, or their related parties, must be approved by either a disinterested majority of the Company's board of directors or by its Audit Committee.

Banking Relationships

The Bank has had, and expects to continue to have, regular business dealings with its officers and directors, as well as their associates and the firms which they serve. The Bank's historical policy has been that transactions, including loans, deposits and other securities, with its directors and executive officers be on terms that are no more favorable to the director or executive officer than the Bank would provide to unaffiliated third parties. Directors and executive officers, and their associates, regularly deposit funds with the Bank; the deposits are made on the same terms and conditions which are offered to other depositors.

The Bank historically discouraged lending from the Bank to its insiders, but loans were occasionally made. Certain directors and executive officers have been indebted to the Bank for loans made in the ordinary course of business. Those loans have been on substantially the same terms, including interest rates and collateral, as those then prevailing for comparable transactions with other persons. These loans do not involve more than the normal risk of collectability or present other unfavorable features.

Upon the merger of First Northern into the Bank, the combined Bank adopted policies for loans, with preferential rates, to officers, directors and employees similar to First Northern's historical policies. Prior to its acquisition by the Company, First Northern established policies relating to loans to directors, officers and employees which, consistent with applicable laws and regulations, permitted certain preferential loan terms. However, the Bank no longer enters into such preferential loans with the Company's directors and executive officers. Management believes that the loans made to directors and officers do not involve more than the normal risk of collectability or present other unfavorable features.

During 2007, there were no loans with any special terms to directors or executive officers of Bank Mutual Corporation. During 2007, Messrs. Crowley, Jr., Lopina and Mielke had outstanding ordinary course, non-preferential loans from the Bank; however, none of those loans had an outstanding balance as of December 31, 2007. Also, the Lisa M. Buestrin 1996 Trust, a trust established for Mr. Buestrin's daughter, had an outstanding ordinary course, non-preferential mortgage from the Bank in 2007. In addition, all of the directors and executive officers had deposit accounts with the Bank; these accounts are on the same terms and conditions that are offered to the Bank's other customers. The board has considered these relationships when determining which directors are "independent" and has concluded that they do not affect independence.

Family Relationships

Michael T. Crowley III, the adult son of Mr. Crowley Jr., is the Vice President–Bank Office Administration for the Southeast Region of the Bank. In 2007, his salary was $85,300. No bonus for 2007 was payable under the Bank's incentive plan. He also participates in other Bank benefit plans on the same basis as other salaried employees of the Bank. Mr. Crowley III does not have an employment agreement with the Company or the Bank.

Michael T. Crowley, Sr., the father of Mr. Crowley Jr., was a director of Bank Mutual Corporation until December 2004. In addition, he was a director and executive officer of the Bank until his retirement in May 2005. The Company makes various post-retirement payments to Mr. Crowley Sr. as described below.

Deferred Compensation Agreement. The Bank maintained a deferred compensation arrangement with Mr. Crowley Sr. for over 25 years under which it agreed to defer part of Mr. Crowley Sr.'s compensation in exchange for compensation payments at a later date. The precise provisions were modified from time to time, most recently in

1998. To fund this obligation, the Bank purchased a life insurance policy on Mr. Crowley Sr. The policy is fully paid, and the Bank believes the arrangement is fully funded.

Upon Mr. Crowley Sr.'s retirement in May 2005, he began to receive a life income in monthly installments of $10,607, with a minimum of 120 installments. The monthly installments are equal to the amount that would be payable to the Bank under the life insurance policy if the Bank exercised a settlement option under the policy for monthly life income, with a 120-month period certain. If Mr. Crowley Sr. dies before his receipt of 120 monthly payments, the amounts otherwise payable to him will be paid to a beneficiary or beneficiaries named by him or to his estate. Under his employment agreement as in effect when he retired, Mr. Crowley Sr. also receives continuing medical insurance benefits in retirement, valued at $5,800 in 2007.

Defined Benefit Retirement Plans. As a consequence of his retirement, Mr. Crowley Sr. is participating in the Company's qualified defined benefit pension plan and the Supplemental Plan, both as described in "Executive Compensation" above. Under the qualified plan, Mr. Crowley Sr. had more than 70 years of service with the Bank prior to his retirement, and received $105,936 in 2007 in accordance with the plan, reflecting Code limits. In addition, as a consequence of those legal limits, Mr. Crowley Sr. also received approximately $297,288 under the supplemental non-qualified plan; these amounts are paid out of a rabbi trust maintained by the Company.

Architectural Fees

Mr. Herr is a partner in Plunkett Raysich Architects LLC, an architectural firm that from time to time provides architectural design and related services to the Bank. These types of fees tended to increase during periods in which the Bank was preparing to open or relocate multiple offices. However, in early 2006, the Company, Mr. Herr and Plunkett Raysich agreed that the Company would reduce its use of Plunkett Raysich's services in order that Mr. Herr may qualify in the future for consideration as an "independent" director. The Company did no business with, and paid no fees to, Plunkett Raysich in 2007. For services during 2006 and 2005, the Bank paid Plunkett Raysich and its affiliates approximately $1,389 and $102,346, respectively, for such services.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Bank Mutual Corporation board of directors was constituted in 2000, upon the Company's formation. The Audit Committee's functions include meeting with the Company's independent auditors and making recommendations to the board regarding independent public accountants; assessing the adequacy of internal controls, accounting methods and procedures; reviewing public disclosures required for compliance with securities laws; and considering and reviewing various other matters relating to the Company's financial accounting and reporting. No member of the Audit Committee is employed by or has any other material relationship with the Company. The members of the Audit Committee are "independent" as defined in Rule 4200(a)(15) of the Rules of Nasdaq, applicable to companies listed on the Nasdaq Stock Market. The board of directors has adopted a written charter for the Audit Committee, a copy of which is available on the Company's website.

In connection with its function to oversee and monitor the financial reporting process of the Company, the Audit Committee has done the following:

- reviewed and discussed the audited financial statements for the fiscal year ended December 31, 2007 with Bank Mutual Corporation management;
- discussed with Ernst & Young LLP, the Company's independent auditors for 2007, those matters that are required to be discussed by SAS 61 (Codification of Statements on Auditing Standards, AU §380); and
- received the written disclosures and the letter from Ernst & Young LLP required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and has discussed with Ernst & Young LLP its independence.

Based on the foregoing, the Audit Committee recommended to the board that those audited financial statements be included in the Company's annual report on Form 10-K for the year ended December 31, 2007.

In addition, the Audit Committee also considered the fees paid to Ernst & Young LLP for services provided by Ernst & Young during 2007. See "Independent Auditors" below. The Committee believes that the provision of the non-audit services is compatible with maintaining Ernst & Young's independence.

Members of the Audit Committee in 2007:

William J. Mielke (Chairman) Thomas H. Buestrin Robert B. Olson David J. Rolfs

INDEPENDENT AUDITORS

The Audit Committee, subject to shareholder ratification, has selected Deloitte & Touche LLP, certified public accountants, to audit the financial statements of the Company for the year ending December 31, 2008. See "Change in Independent Registered Public Accounting Firm" below for more information regarding Deloitte & Touche LLP's initial selection in 2007.

Although not required by law to submit the appointment to a vote by shareholders, the Audit Committee and the board believe it appropriate, as a matter of policy, to request that the shareholders ratify the appointment of Deloitte & Touche LLP as independent auditors for 2008. If the shareholders should not so ratify, the Audit Committee will reconsider the appointment.

Representatives of Deloitte & Touche LLP are expected to be present at the 2008 annual meeting to respond to appropriate questions and to make a statement if they so desire. The Company does not expect that representatives of Ernst & Young LLP will be present.

Independent Auditors for 2007

The firm of Ernst & Young LLP has audited the books and records of Bank Mutual Corporation for 2007; it has served as the independent accountants for the Bank for more than 25 years and of the Company since its inception in 2000. As discussed in "Change in Independent Registered Public Accounting Firm" below, the Audit Committee has decided to appoint Deloitte & Touche LLP as the independent auditors to audit the books and accounts of the Company for 2008, subject to shareholder ratification.

Fees. Fees (including reimbursements for out-of-pocket expenses) paid to Ernst & Young LLP for services relating to fiscal 2007 and 2006 were as follows:

	2007	2006
Audit fees:	$399,935	$360,000
Audit-related fees:	-0-	-0-
Tax fees:	46,250	55,725
All other fees:	-0-	-0-

The above amounts relate to services provided in the indicated fiscal years, irrespective of when they were billed. Tax services consisted solely of compliance matters, including tax return assistance. The Audit Committee considered the compatibility of non-audit services by Ernst & Young LLP with the maintenance of that firm's independence.

The Audit Committee generally approves all engagements of the independent auditor in advance, including approval of the related fees. The Audit Committee approves individual projects and the approved levels of fees for each. Management must have such projects approved by the Committee. Projects of the types approved in general by the Committee for which fees total less than $10,000 in each case may be approved by management with the concurrence of the chairman of the Audit Committee, subject to review and approval by the Committee at its next meeting. There were no services or fees in 2007 or 2006 which were not approved in advance by the Committee or its chairman under this policy.

Change in Independent Registered Public Accounting Firm

On August 24, 2007, the Audit Committee, through the Company's Chief Financial Officer, notified Ernst & Young LLP that upon completion of the 2007 engagement and the filing of the Company's Annual Report on Form 10-K for the year ending December 31, 2007, Ernst & Young LLP would be dismissed as the Company's independent registered public accounting firm. That change occurred on March 7, 2008. Ernst & Young LLP's reports on the Company's consolidated financial statements as of and for the fiscal years ended December 31, 2005, 2006 and 2007 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principle.

During the years ended December 31, 2005, 2006 and 2007 and the subsequent period through the date of the mailing of this proxy statement, there were no disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Ernst & Young LLP's satisfaction, would have caused Ernst & Young LLP to make reference thereto in their reports on the financial statements for such years. Also during that period there have been no reportable events described in Item 304(a)(1)(v) of Regulation S-K except that, in connection with the audit of the Company's 2006 financial statements, errors were identified relating to the accounting policies for defined benefit plans under SFAS No. 87 and the incorrect application of these accounting policies to the Company's non-qualified pension plans. This incorrect application of accounting policies resulted in the Company overstating an asset and understating expense. While the error was corrected in accordance with SAB No. 108, whereby shareholders' equity and other assets were adjusted as of January 1, 2006, the Company and Ernst & Young LLP noted this as a material weakness in internal control over financial reporting in the Company's Annual Report on Form 10-K for the year ended December 31, 2006.

The Audit Committee determined that the time was opportune to engage in a "request for proposal" process for choosing the Company's auditor for 2008. The decision to dismiss Ernst & Young LLP and engage a new accounting firm resulted from that RFP process, in which Ernst & Young LLP participated.

On August 24, 2007, the Audit Committee appointed Deloitte & Touche LLP as the Company's new independent registered public accounting firm beginning for fiscal 2008, subject to shareholder ratification at the 2008 annual meeting. The appointment became effective on March 7, 2008, upon completion of the Ernst & Young LLP 2007 engagement. During the fiscal years ended December 31, 2005, 2006 and 2007, and through the date of the mailing of this proxy statement, neither the Company nor anyone acting on its behalf consulted with Deloitte & Touche LLP regarding any of the matters or events described in Items 304(a)(2)(i) and (ii) of Regulation S-K. The Company has authorized Ernst & Young LLP to respond fully to any inquiries by Deloitte & Touche LLP regarding matters related to the issues described above.

SHAREHOLDER PROPOSALS AND NOTICES

Shareholder proposals must be received by the Secretary of Bank Mutual Corporation, Eugene H. Maurer, Jr., no later than November 14, 2008 in order to be considered for inclusion in next year's annual meeting proxy materials pursuant to the SEC's Rule 14a-8 under the Securities Exchange Act.

Under SEC rules relating to the discretionary voting of proxies at shareholder meetings, if a proponent of a matter for shareholder consideration (other than a shareholder proposal under Rule 14a-8 described above) fails to appropriately notify Bank Mutual Corporation of the matter at least 45 days prior to the month and day of mailing the prior year's proxy statement, then management proxies are allowed to use their discretionary voting authority with respect to such a matter if it is raised at the annual meeting, without any discussion of the matter in the proxy statement. Therefore, for inclusion, any such matters must be received by the Company by no later than January 28, 2009 in the case of the 2009 annual meeting of shareholders. If such a notice is not received, the persons voting the proxies may use their discretion on any such matter. The Company is not aware of any such proposals for the 2008 annual meeting.

In addition, as a separate requirement, the Company's bylaws also require that any nomination of a director or submission of a matter for consideration of the meeting must be presented, with specified accompanying information, to Bank Mutual Corporation's corporate Secretary at least 70, but not more than 100, days before the scheduled date for the next annual meeting of shareholders. No such submissions under the bylaws have been received by the Company for the 2008 annual meeting. Assuming that the 2009 annual meeting is held as scheduled on May 12, 2009, the period in which materials must be received is between January 30, 2009 and March 3, 2009 for the 2009 annual meeting in order to be considered.

By Order of the Board of Directors

Eugene H. Maurer, Jr.
Senior Vice President and Secretary

Milwaukee, Wisconsin
March 7, 2008

A copy, without exhibits, of Bank Mutual Corporation's Annual Report on Form 10-K filed with the SEC for the year ended December 31, 2007 is attached to this proxy statement. The Company will provide an additional copy of the 10-K, without exhibits, without charge to any record or beneficial owner of Company common stock upon the written request of that person directed to: Eugene H. Maurer, Jr., Senior Vice President and Secretary, Bank Mutual Corporation, 4949 West Brown Deer Road, Milwaukee, Wisconsin 53223. The 10-K provides a list of exhibits, which will be provided for a reasonable fee to reflect duplication and mailing costs; exhibits are also available through the SEC's website at www.sec.gov.

Multiple Shareholders Sharing the Same Address. In some cases, we have multiple shareholders of record at a single address. We are sending a single annual report and proxy statement to that address unless we received instructions to the contrary. Each shareholder of record, however, will continue to receive a separate proxy card. This practice, known as "householding," is designed to reduce our printing and postage costs. If you wish to receive separate copies of the annual report and proxy statement now or in the future, or to discontinue householding entirely, you may call our transfer agent, Registrar and Transfer Company, at 1-800-368-5948, contact it by e-mail at info@rtco.com, or provide written instructions to Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016-3572.

If you receive multiple copies of the annual report and proxy statement, you also may contact our transfer agent at the telephone number or address above to request householding. If your shares are held in street name through a bank, broker or other holder of record, you may request householding by contacting that bank, broker or other holder of record.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended **December 31, 2007**

Commission file number: **000-31207**

BANK MUTUAL CORPORATION
(Exact name of registrant as specified in its charter)

Wisconsin	**39-2004336**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
4949 West Brown Deer Road, Milwaukee, WI	**53223**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(414) 354-1500**

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $0.01 Par Value	**The NASDAQ Stock Market LLC**
(Title of each class)	(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act:

NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act
Yes ______ No __X__

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ______ No __X__

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes __X__ No ______

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer ___ Accelerated filer __X__ Non-accelerated filer ___ Smaller Reporting Company ___

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the act).
Yes ______ No __X__

As of February 29, 2008, 48,605,080 shares of Common Stock were validly issued and outstanding. The aggregate market value of the Common Stock (based upon the $11.53 last sale price quotation on The NASDAQ Global Select Market[SM] on June 29, 2007, the last trading of our second fiscal quarter) held by non-affiliates (excluding shares reported as beneficially owned by directors and executive officers and unallocated shares of the Employee Stock Ownership Plan; does not constitute an admission as to affiliate status) was approximately $583.2 million.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Part of Form 10-K Into Which Portions of Document are Incorporated
Current Report on Form 8-K dated August 24, 2007	Item 9
Proxy Statement for Annual Meeting of Shareholders on May 6, 2008	Part III

BANK MUTUAL CORPORATION

FORM 10-K ANNUAL REPORT TO THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2007

TABLE OF CONTENTS

ITEM		PAGE
PART I		
1.	Business	3-32
1A.	Risk Factors	33-35
1B.	Unresolved Staff Comments.	35
2.	Properties	36-39
3.	Legal Proceedings	40
4.	Submission of Matters to a Vote of Security Holders	40
	Executive Officers of the Registrant	40
PART II		
5.	Market for Registrant's Common Equity, Related Stockholders Matters and Issuer Purchases of Equity Securities	41-43
6.	Selected Financial Data	44-45
7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	46-61
7A.	Quantitative and Qualitative Disclosures About Market Risk	62-65
8.	Financial Statements and Supplementary Data	66-103
9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	104
9A.	Controls and Procedures (including Management's and Independent Auditors Report on Effectiveness of Internal Control Over Financial Reporting)	104-106
9B.	Other Information	107
PART III		
10.	Directors and Executive Officers of the Registrant	108
11.	Executive Compensation	108
12.	Security Ownership of Certain Beneficial Owners and Management	108
13.	Certain Relationships and Related Transactions and Director Independence	108
14.	Principal Accountant Fees and Services	108
PART IV		
15.	Exhibits, Financial Statement Schedules	109
	Signatures	110

Part 1

Item 1. Business

General

Until October 29, 2003, Bank Mutual Corporation was an OTS chartered United States corporation which became the mid-tier holding company in the 2000 regulatory restructuring of Mutual Savings Bank, into mutual holding company form. Bank Mutual Bancorp, MHC (the "MHC"), a U.S.-chartered mutual holding company of which Mutual Savings Bank's depositors held all of the voting and membership rights, owned a majority of Bank Mutual Corporation's outstanding common stock.

On November 1, 2000, Bank Mutual Corporation acquired First Northern Capital Corp., the parent of First Northern Savings Bank. On March 16, 2003, Mutual Savings Bank and First Northern Savings Bank combined to form a single OTS chartered savings bank subsidiary of Bank Mutual Corporation named "Bank Mutual" ("Bank Mutual" or the "Bank").

The Bank is a community-oriented financial institution, which emphasizes traditional financial services to individuals and businesses within our market areas. Our principal business is originating mortgage loans, consumer loans, commercial real estate loans, and commercial business loans and attracting retail deposits from the general public. We also invest in various mortgage-related securities and investment securities. The principal lending is on one- to four-family, owner-occupied homes, home equity loans and lines of credit, automobile loans, multi-family and commercial real estate loans, and commercial business loans.

The Bank's revenues are derived principally from interest on our loans and mortgage-related securities, interest and dividends on our investment securities, and noninterest income (including loan servicing fees, deposit servicing fees, gains on sales of loans and commissions on insurance, security and annuity sales). Our primary sources of funds are deposits, borrowings, scheduled amortization and prepayments of loan principal and mortgage-related securities, and maturities of investment securities and funds provided by operations.

The Company maintains a website at bankmutualcorp.com. We make available through that website, free of charge, copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports, as soon as reasonably practical after the Company electronically files those materials with, or furnishes them to, the Securities and Exchange Commission. You may access those reports by following the links under "Financial and SEC Reports" at the Company's website at www.bankmutualcorp.com.

Cautionary Factors

This Form 10-K contains or incorporates by reference various forward-looking statements concerning the Bank's prospects that are based on the current expectations and beliefs of management. Forward-looking statements may also be made by the Company from time to time in other reports and documents as well as oral presentations. When used in written documents or oral statements, the words "anticipate," "believe," "estimate," "expect," "objective" and similar expressions and verbs in the future tense, are intended to identify forward-looking statements. The statements contained herein and such future statements involve or may involve certain assumptions, risks and uncertainties, many of which are beyond the Company's control, that could cause the Bank's actual results and performance to differ materially from what is expected. In addition to the assumptions and other factors referenced specifically in connection with such statements, the following factors could impact the business and financial prospects of the Company: general economic conditions; legislative and regulatory initiatives; increased competition and other effects of the deregulation and consolidation of the financial services industry; monetary and fiscal policies of the federal government; changes in tax rates, deductions and/or policies; deposit flows; disintermediation; the cost of funds; general market rates of interest; interest rates or investment returns on competing investments; demand for loan products; demand for financial services; changes in accounting policies or guidelines; general economic developments; acts of terrorism and developments in the war on terrorism; and changes in the quality or composition of loan and investment portfolios. See also the factors regarding future operations discussed in

"Management's Discussion and Analysis of Financial Condition and Results of Operations" below, and those under "Risk Factors" in Item 1A.

Market Area

At February 29, 2008, the Bank had 77 banking offices located in 31 counties in Wisconsin, in addition to a Minnesota bank office. At June 30, 2007, the Bank had approximately a 1.97% share of all Wisconsin bank, savings bank, and savings association deposits. Counties in which the Bank operates include 75% of the population of the state. The Bank is the fifth largest financial institution holding company headquartered in the state of Wisconsin, based on asset size.

The largest concentration of our offices is in the Milwaukee Metropolitan Statistical Area ("MSA"), the Racine MSA and the Kenosha and Lake County, Illinois MSA. There are currently 25 offices. Two new offices are scheduled to open in the second quarter of 2008 in the Milwaukee suburbs of Franklin and Greenfield. These MSA's contain the largest population and commercial base in Wisconsin, representing approximately 34% of Wisconsin's population. The Milwaukee area has traditionally had an extensive manufacturing economic base, which is diversifying into service and technology based businesses.

We have four offices in the Madison area. Madison is the state capital of Wisconsin and is the second largest metropolitan area in Wisconsin representing approximately 8% of the state's population. Our eight other south central and southeastern Wisconsin offices are located in smaller cities that have economic concentrations ranging from manufacturing to agriculture.

We operate 21 banking offices in nine northeastern counties that make up approximately 15% of the state's population including the city of Green Bay. The greater Green Bay area has an economic base of paper and other manufacturing, health care, insurance and gaming, and is diversifying into technology based businesses. Two of our offices in this region are near the Michigan border; we are also developing customers in northern Michigan.

We also have 19 offices in the northwestern part of the state. This part of the state has medium sized to smaller cities and towns. Industry includes medium sized and small business, with a significant agricultural component. The counties in which the northwest region offices are located hold approximately 8% of the state's population. In addition, we have one office in Woodbury, Minnesota which is located near the Wisconsin state border on the eastern edge of the Minneapolis-St. Paul metropolitan area.

Competition

We face significant competition in making loans and attracting deposits. Wisconsin has many banks, savings banks, and savings and loan associations, which offer the same types of banking products as the Company. Wisconsin also has an extensive tax-exempt credit union industry, whose expanded powers have resulted in increased competition to financial institutions.

Many of our competitors have greater resources and similarly, offer services that we currently do not provide. For example, the Bank does not provide trust services. However, the Bank's subsidiary, BancMutual Financial & Insurance Services, Inc. offers mutual funds and engages in the sale of tax deferred annuities, credit life and disability insurance, property and casualty insurance, brokerage services and in 2007, we have added investment advisory services. In addition, the banking business in the Milwaukee area, our largest market, tends to be dominated by the two largest commercial banks in the state, which together held 49.17% of the Milwaukee area's deposits at June 30, 2007.

Most of our competition for loans traditionally has come from commercial banks, savings banks, savings and loan associations and credit unions. Increasingly, other types of companies, such as mortgage brokerage firms, finance companies, insurance companies, and other providers of financial services also compete for these products. For deposits, we also compete with traditional financial institutions. However, competition for deposits now also includes mutual funds, particularly short-term money market funds, and brokerage firms and insurance companies. The recent increase in electronic commerce also increases competition from institutions and other entities outside of Wisconsin.

Lending Activities

Loan Portfolio Composition. The Company's loan portfolio primarily consists of mortgage loans. To a lesser degree, the loan portfolio includes consumer loans, including home equity lines of credit and fixed and adjustable rate home equity loans, automobile loans, as well as commercial business loans.

At December 31, 2007, our total loans receivable was $2.1 billion, of which $1.6 billion, or 79.1.%, consisted of one-to four- family ($1.1 billion or 51.1%) and other mortgage loans ($579.6 million or 28.0%). The remainder of our loans at December 31, 2007, amounting to $433.3 million, or 20.9% of total loans, consisted of consumer loans ($379.6 million or 18.3%) and commercial business loans ($53.8 million or 2.6%).

We originate adjustable rate mortgage ("ARM") loans primarily for our own portfolio. We also originate fixed rate mortgage loans with terms of 10 to 30 years. Most of the 20 year and longer fixed rate mortgage loans are immediately sold into the secondary market. However, beginning in the second quarter of 2006, we began to retain certain 20 and 30 year fixed interest rate loans because those loans had characteristics which historically have indicated that they will be outstanding for a relatively short period of time. At times, we may also sell 15 year fixed rate mortgage loans depending on the percentage of fixed interest rate loans in our portfolio and our tolerance for fixed interest rates in view of the interest rate environment we are anticipating. We sold approximately $6.8 million of our 15 year fixed rate mortgage loan originations in 2007.

The loans that we originate and purchase are subject to federal and state laws and regulations. The interest rates we charge on loans are affected principally by the demand for loans, the cost and supply of money available for lending purposes and the interest rates offered by our competitors. These factors are in turn affected by, among other things, economic conditions, monetary policies of the federal government, including the Federal Reserve Board, legislative tax policies and governmental budgetary matters.

The following table presents the composition of our loan portfolio in dollar amounts and in percentages of the total portfolio at the dates indicated.

	At December 31,									
	2007		2006		2005		2004		2003	
	Amount	Percent Of Total	Amount	Percent Of Total	Amount	Percent Of Total	Amount	Percent Of Total	Amount	Percent Of Total
	(Dollars in thousands)									
Mortgage loans:										
One- to four-family	$1,059,307	51.12%	$1,123,905	53.03%	$1,048,881	50.94%	$ 903,498	46.34%	$ 793,247	44.69%
Multi-family	206,640	9.97	157,768	7.44	155,908	7.57	161,641	8.29	124,494	7.01
Commercial real estate	202,528	9.77	167,089	7.88	175,090	8.50	195,708	10.04	209,293	11.79
Construction and development	170,401	8.22	187,323	8.84	155,205	7.54	141,394	7.25	122,436	6.90
Total mortgage loans	1,638,876	79.08	1,636,085	77.19	1,535,084	74.55	1,402,241	71.92	1,249,470	70.39
Consumer loans:										
Fixed-term equity	199,161	9.62	227,811	10.75	246,460	11.97	266,635	13.67	252,550	14.22
Home equity lines of credit	90,631	4.37	91,730	4.33	88,266	4.29	88,444	4.54	78,567	4.43
Student	21,845	1.05	20,404	0.96	19,821	0.96	20,519	1.05	20,546	1.16
Home improvement	33,604	1.62	33,287	1.57	30,067	1.46	24,293	1.25	12,605	0.71
Automobile	24,878	1.20	46,752	2.21	69,237	3.36	61,469	3.15	67,630	3.81
Other	9,439	0.46	11,262	0.53	12,944	0.63	15,911	0.82	18,623	1.05
Total consumer loans	379,558	18.32	431,246	20.35	466,795	22.67	477,271	24.48	450,521	25.38
Commercial business loans	53,784	2.60	52,056	2.46	57,247	2.78	70,170	3.60	75,022	4.23
Total loans receivable	2,072,218	100.00%	2,119,387	100.00%	2,059,126	100.00%	1,949,682	100.00%	1,775,013	100.00%
Less:										
Undisbursed loan proceeds	68,457		85,897		60,014		60,653		47,743	
Allowance for loan losses	11,774		12,574		12,090		13,923		13,771	
Deferred fees and discounts	(2,569)		(3,409)		(3,470)		(779)		1,221	
Total loans receivable, net	$1,994,556		$2,024,325		$1,990,492		$1,875,885		$1,712,278	

At December 31, 2007, our one- to four-family, multi-family and single-family second mortgage loans were pledged as collateral under a blanket pledge to the Federal Home Loan Bank ("FHLB") of Chicago. As of December 31, 2007, there were no other significant concentrations of loans such as loans to a number of borrowers engaged in similar activities. The Company's mortgage loans, fixed equity, home equity lines of credit and home improvement loans are primarily secured by properties housing one- to four-families which are generally located in our local lending areas in Wisconsin.

Loan Maturity. The following table presents the contractual maturity of our loans at December 31, 2007. The table does not include the effect of prepayments or scheduled principal amortization.

	At December 31, 2007			
	Mortgage Loans	Consumer Loans	Commercial Business Loans	Total
	(In thousands)			
Amounts Due:				
Within one year	$ 97,059	$ 27,317	$20,588	$ 144,964
After one year				
One to two years	91,129	13,723	7,276	112,128
Two to three years	94,751	10,113	10,829	115,693
Three to five years	43,237	40,009	9,937	93,183
Five to ten years	189,829	190,487	2,439	382,755
Ten to twenty years	353,582	95,556	2,715	451,853
Over twenty years	769,289	2,353	–	771,642
Total due after one year	1,541,817	352,241	33,196	1,927,254
Total loans receivable	$1,638,876	$379,558	$53,784	2,072,218
Less:				
Undisbursed loan proceeds				68,457
Allowance for loan losses				11,774
Deferred loan fees				(2,569)
Net loans receivable				$1,994,556

The following table presents, as of December 31, 2007, the dollar amount of all loans due after December 31, 2008 and whether these loans have fixed interest rates or adjustable interest rates.

	Due after December 31, 2008		
	Fixed	Adjustable	Total
	(In thousands)		
Mortgage loans	$570,757	$971,060	$1,541,817
Consumer loans	303,779	48,462	352,241
Commercial business loans	25,084	8,112	33,196
Total loans due after one year	$899,620	$1,027,634	$1,927,254

The following table presents a summary of our lending activity.

	For the year ended December 31,		
	2007	2006	2005
	(In thousands)		
Balance outstanding at beginning of period	$2,123,184	$2,061,438	$1,954,669
Originations:			
Mortgage loans	396,227	347,296	388,106
Consumer loans	119,319	158,690	211,629
Commercial business loans	45,862	42,888	43,517
	561,408	548,874	643,252
Purchases:			
One-to four-family mortgage loans	76,619	157,399	258,707
Less:			
Principal payments and repayments:			
Mortgage loans	359,323	311,267	372,409
Consumer loans	171,007	194,239	222,105
Commercial business loans	44,134	48,079	56,415
Total principal payments	574,464	553,585	650,929
Transfers to foreclosed properties, real estate owned and repossessed assets	3,724	1,429	538
Loan sales:			
Mortgage loans	102,853	89,513	143,698
Commercial loans	–	–	25
Total loan sales	102,853	89,513	143,723
Total loans receivable and loans held for sale	$2,080,170	$2,123,184	$2,061,438

Residential Mortgage Lending. The largest volume of our lending activity has been the origination and purchase of first mortgage loans secured by one- to four-family properties within our primary lending area. Most of these loans are owner-occupied; however, we do originate first mortgage loans on second homes, seasonal homes, and investment properties. In addition to our loan originations, we have purchased one- to four-family first mortgage loans of $76.6 million in 2007, $157.4 million in 2006, and $258.7 million in 2005. We review most purchased loans for compliance with our underwriting standards and generally only invest in loans which are located in the midwestern United States. A selected number of mortgage loan sellers have delegated loan approval authority as long as Federal National Mortgage Association ("Fannie Mae") Desktop Underwriting is utilized. Where the underwriting has been delegated, 20% of mortgage loans purchased from the selected sellers are reviewed for compliance with our underwriting standards.

We offer conventional fixed rate mortgage loans and ARM loans with maturity dates up to 30 years. Residential mortgage loans generally are underwritten to Fannie Mae standards. All ARM mortgage loans and some fixed rate mortgage loans with maturities of up to 30 years are held in our portfolio. Fixed rate mortgage loans, except those fixed rate loans originated under special loan programs for low and moderate income households with maturities greater than 15 years, typically are sold without recourse, servicing retained, into the secondary market. As a result of market competition, during the past few years, we have generally not charged loan origination fees. The interest rates charged on mortgage loan originations at any given date will vary, depending upon conditions in the local and secondary markets.

We also originate "jumbo single family mortgage loans" in excess of the Fannie Mae maximum loan amount, which was $417,000 for single family homes in 2007. Fannie Mae has higher limits for two-, three- and four-family homes. Beginning in 2006, we began to retain certain fixed rate jumbo mortgage loans in our portfolio. ARM jumbo mortgage loans are underwritten in accordance with our underwriting guidelines and are retained in our loan portfolio.

Mortgage loan originations are solicited from real estate brokers, builders, existing customers, community groups, other referral sources, and residents of the local communities located in our primary market area through our loan origination staff. We also advertise our mortgage loan products through local newspapers, periodicals, radio, internal customer communications and our website.

In addition to offering loans that conform to underwriting standards that are based on standards specified by Fannie Mae ("conforming loans"), we also originate a limited amount of non-conforming loans, due to size or underwriting considerations, for our own portfolio or for sale. Loans may be fixed rate one- to four-family mortgage loans or adjustable rate one- to four-family mortgage loans with maturities of up to 30 years. The average size of our one- to four-family mortgage loans originated in 2007 was $155,436, and in 2006 and 2005 was approximately $147,232 and $143,578, respectively. We are an approved seller/servicer for Fannie Mae, Freddie Mac and the FHLB of Chicago's Mortgage Partnership Finance Program. The focus of our residential mortgage loan portfolio is the origination of 30 year ARM loans with interest rates adjustable in one, two, three, or five years. ARM loans typically are adjusted by a maximum of 200 basis points per adjustment period. The adjustments are usually annual, after the initial interest rate lock period. We originate ARM loans with two types of caps, a lifetime interest rate cap of 12.9% and a lifetime cap of 6% above the origination rate. Monthly payments of principal and interest are adjusted when the interest rate adjusts. We do not offer ARM loans with negative amortization. The initial rates offered on ARM loans fluctuate with general interest rate changes and are determined by competitive conditions and our yield requirements. We currently utilize the monthly average yield on United States treasury securities, adjusted to a constant maturity of one year ("constant treasury maturity index") as the index to determine the interest rate payable upon the adjustment date of our ARM loans. Some of the ARM loans are granted with conversion options that provide terms under which the borrower may convert the mortgage loan to a fixed rate mortgage loan for a limited period early in the term (normally in the first five years) of the ARM loan. The terms at which the ARM loan may be converted to a fixed rate loan are established at the date of loan origination and are set at a level allowing us to sell the loan into the secondary market upon conversion. In addition, some of the ARM loans are granted on an interest only basis whereby the borrower pays interest-only during the initial one, two, three, or five years interest rate lock period. Upon the first interest rate adjustment, amortization begins for the remaining 29, 28, 27, or 25 year term. At December 31, 2007, 18.1% of our single family mortgage loan portfolio was interest only mortgage loans.

ARM loans may pose credit risks different from the risks inherent in fixed rate loans, primarily because as interest rates rise, the underlying payments from the borrowers rise, thereby increasing the potential for payment default. At the same time, the marketability and/or value of the underlying property may be adversely affected by higher interest rates.

The volume and types of ARM loans we originate have been affected by the level of market interest rates, competition, consumer preferences and the availability of funds. Although we will continue to offer ARM loans, we cannot guarantee that we will be able to originate a sufficient volume of ARM loans to increase or maintain the proportion that these loans bear to our total loans.

In addition to conventional fixed rate and ARM loans, we are authorized to originate mortgages utilizing various government programs, primarily the Guaranteed Rural Housing Program. We also participate in two state-sponsored mortgage programs operated by Wisconsin Housing and Economic Development Authority ("WHEDA") and Wisconsin Department of Veterans Affairs ("WDVA"). We originate these state-sponsored loans as an agent and assign them to the agency immediately after closing. Servicing is retained by us on both WHEDA and WDVA loans.

Most residential mortgage loans are processed under the Fannie Mae alternative documentation programs. For reduced documentation loans, we require applicants to complete a Fannie Mae loan application and request income, asset and debt information from the borrower. In addition to obtaining outside vendor credit reports on all borrowers, we also look at other information to ascertain the creditworthiness of the borrower. In most instances, we utilize Fannie Mae's Desktop Underwriter automated underwriting process to further reduce the necessary documentation. For example, a telephone verification of employment may be used instead of written verification of employment. Loans that are processed with reduced documentation conform to secondary market standards and generally may be sold on the secondary market.

Alternative documentation should not be confused with no documentation loans ("no doc"). No doc loans, as the name implies, do not require verification of employment, instead stated income is used. We do not offer no doc loans, nor do we originate or purchase subprime loans.

Normally, an appraisal of the real estate to secure the loan is required, which must be performed by a certified appraiser approved by the board of directors. We utilized a streamline process on certain existing mortgage loans which will be refinanced prior to 2008. On such loans we do not require an appraisal and in essence the only items that are modified are the rate and term. A title insurance policy is required on all real estate first mortgage loans. Evidence of adequate hazard insurance and flood insurance, if applicable, is required prior to closing. Borrowers are required to make monthly payments to fund principal and interest (except for the interest only ARM mortgage loans) as well as private mortgage insurance and flood insurance, if applicable. With some exceptions for lower loan-to-value ratio loans, borrowers also generally are required to escrow in advance for real estate taxes. If a borrower with a loan having a lower loan-to-value ratio wants to handle their taxes and insurance themselves, an escrow waiver fee is charged. We make disbursements for these items from the escrow account as the obligations become due.

Our Underwriting Department reviews all pertinent information prior to making a credit decision to approve or deny an application. All recommendations to deny are reviewed by a designated senior officer of the Bank, in addition to the Underwriting Department, prior to the final disposition of the loan application. Our lending policies generally limit the maximum loan-to-value ratio on one- to four-family mortgage loans secured by owner-occupied properties to 100% of the lesser of the appraised value or purchase price of the property. Loans above 80% loan-to-value ratios are subject to the availability of private mortgage insurance. Coverage is required to reduce our exposure to less than 80% of value except for certain low to moderate income loan program loans.

Our originations of residential mortgage loans amounted to $235.4 million in 2007, $274.1 million in 2006, and $258.5 million in 2005. A number of our mortgage loan originations in 2007, 2006 and 2005 have been the result of refinancing of our existing loans due to the relatively low interest rate levels. Total refinancings of our existing mortgage loans were as follows:

	Amount	Percentage of mortgage loan originations
	(Dollars in millions)	
Period		
Year ended December 31, 2007	$59.9	15.1%
Year ended December 31, 2006	58.7	16.9
Year ended December 31, 2005	86.5	22.3

In addition to our standard mortgage products, we have developed mortgage programs designed to specifically address the credit needs of low- to moderate-income home mortgage applicants and first-time home buyers. Among the features of the low- to moderate-income home mortgage and first-time home buyer's programs are lower down payments, no mortgage insurance, and generally less restrictive requirements for qualification compared to our traditional one- to four-family mortgage loans. For instance, certain of these programs currently provide for loans with up to 97% loan-to-value ratios without private mortgage insurance.

Consumer Loans. We have emphasized consumer loan originations because higher yields can be obtained, and we have experienced relatively low delinquency and few losses on such products. In addition, we believe that offering consumer loan products helps to expand and create stronger ties to our existing customer base by increasing the number of customer relationships and providing cross-marketing opportunities. At December 31, 2007, $379.6 million, or 18.3%, of our gross loan portfolio was in consumer loans. Consumer loan products offered within our market areas include home equity loans, home equity lines of credit, home improvement loans, automobile loans, recreational vehicle loans, marine loans, deposit account loans, overdraft protection lines of credit, unsecured consumer loans and also to a lesser extent, unsecured consumer loans through credit card programs (offered through Elan Financial Services) and federally guaranteed student loans.

Our focus in consumer lending has been the origination of home equity loans, home improvement loans, and home equity lines of credit. At December 31, 2007, we had $323.4 million or 85.2% of our consumer loan portfolio in such loans. Underwriting procedures for the home equity and home equity lines of credit loans include a comprehensive review of the loan application, an acceptable credit rating, verification of the value of the equity in the home and verification of the borrower's income. The loan-to-value ratio and the total debt-to-income ratio are two of the determining factors in the underwriting process. Home equity loan and home improvement loan originations are developed through the use of direct mail, cross-sales to existing customers, radio advertisements, and advertisements in local newspapers.

Before May 2006, we made indirect automobile, boat and recreational vehicle loans through applications taken by selected dealers on application forms approved by us. The applications were delivered to Savings Financial

Corporation ("SFC"), a 50% owned subsidiary of the Bank, for underwriting. If an application was approved, money was funded to the dealer and the loan became a part of the SFC portfolio. The SFC paper was then sold to either of the parent companies of SFC or to the Bank's subsidiary First Northern Investments, Inc. After May 2006, we discontinued indirect loan originations through SFC as a result of reduced profitability of these loans.

We originate both fixed rate and variable rate home equity loans and home improvement loans with combined loan-to-value ratios to 100%. Pricing on fixed rate home equity and home improvement loans is reviewed by management, and generally terms are in the three to fifteen year range in order to minimize interest rate risk. During 2007, we originated $47.6 million of fixed rate home equity or home improvement loans; these loans carry a weighted average written term of approximately 10.2 years and a fixed rate ranging from 5.49% to 11.95%. During 2006 we originated approximately $61.6 million of fixed rate home equity or home improvement loans, carrying a weighted average written term of approximately 8.3 years and a fixed rate ranging from 5.49% to 11.90%. We also offer adjustable rate home equity and home improvement loans. At December 31, 2007, $30.5 million or 13.1% of our fixed term home equity and home improvement loan portfolio carried an adjustable rate. The adjustable rate loans have an initial fixed rate for one to three years then adjust annually or monthly depending upon the offering, with terms of up to twenty years.

Total disbursed home equity credit line loans were $90.6 million, or 23.9% of total consumer loans at December 31, 2007. These are adjustable rate loans secured by a first or second mortgage on owner-occupied one- to four-family residences primarily located in the state of Wisconsin. Current interest rates on home equity credit lines are tied to the prime rate, adjust monthly after an initial interest rate lock period, and range from prime rate to 275 basis points over the prime rate, depending on the loan-to-value ratio. Home equity line of credit loans are made for terms up to 10 years and require a minimum monthly payment of interest only with a minimum payment of $50. Home equity line of credit loans with loan-to-value of 90% or greater require a minimum payment of the greater of $50 or 1.5% of the month end balance. An annual fee is charged on home equity lines of credit.

At December 31, 2007, student loans amounted to $21.8 million, or 5.8% of our consumer loan portfolio. These loans are serviced by Great Lakes Educational Loan Services, Inc.

Multi-family and Commercial Real Estate Loans. At December 31, 2007, our multi-family and commercial real estate loan portfolio was $409.2 million, or 19.8% of our total loans receivable. The multi-family and commercial real estate loan portfolios consist of fixed rate, ARM and balloon loans originated at prevailing market rates usually tied to prime interest rate. This portfolio generally consists of loans secured by apartment buildings, office buildings, warehouses, industrial buildings and retail centers. These loans typically do not exceed 80% of the lesser of the purchase price or an appraisal by an appraiser designated by us. Balloon loans generally are amortized on a 15 to 30 year basis with a typical loan term of 3 to 10 years.

Loans secured by multi-family and commercial real estate are granted based on the income producing potential of the property and the financial strength of the borrower. The net operating income, which is the income derived from the operation of the property or from the business in an owner-occupied property, must be sufficient to cover the payments relating to the outstanding debt. In most cases, we obtain joint and several personal guarantees from the principals involved. We generally require an assignment of rents or leases in order to be assured that the cash flow from the property will be used to repay the debt. Appraisals on properties securing multi-family and larger commercial real estate loans are performed by independent state certified fee appraisers approved by the board of directors. Title and hazard insurance are required as well as flood insurance, if applicable. Environmental assessments are performed on certain multi-family and commercial real estate loans in excess of $1.0 million. In addition, an annual review is performed by us on non-owner-occupied multi-family and commercial real estate loans over $1.0 million.

At December 31, 2007, the largest outstanding loan on a multi-family was $10.3 million on a 113 unit apartment/retail project located in Madison, Wisconsin. At the same date, the largest outstanding loan on a commercial real estate property was $10.9 million on an office building located in St. Paul, Minnesota. At December 31, 2007, these loans were current and performing in accordance with their terms. These loans are substantially below the legal lending limit to a single borrower, which was approximately $56.6 million at December 31, 2007.

Loans secured by multi-family and commercial real estate properties are generally larger and involve a greater degree of credit risk than one- to four-family residential mortgage loans. Such loans typically involve large balances to single borrowers or groups of related borrowers. Because payments on loans secured by multi-family and commercial real estate properties are often dependent on the successful operation or management of the properties, repayment of such loans may be subject to adverse conditions in the real estate market or the economy. If the cash flow from the project decreases, or if leases are not obtained or renewed, the borrower's ability to repay the loan may be impaired.

Construction and Development Loans. At December 31, 2007, our construction and development mortgage loan portfolio was $170.4 million, or 8.2% of our total loans receivable. At that date, commercial real estate loans were $76.6 million, or 45.0% and multi-family mortgage loans were $58.7 million, or 34.5% of the total construction and development loans. As a general matter, construction and development loans convert to permanent loans on our books. These types of credits carry special repayment risk because if a borrower defaults the construction project needs to be completed before the full value of the collateral can be realized.

Commercial Business Loans. At December 31, 2007, our commercial business loan portfolio consisted of loans totaling $53.8 million, or 2.6% of our total loans receivable. The commercial loan portfolio consists of loans to businesses for equipment purchases, working capital lines of credit, debt refinancing, SBA loans and domestic stand-by letters of credit. Typically, these loans are secured by business assets and personal guarantees. We offer variable, adjustable and fixed rate loans. Approximately 32.5% of the commercial business loans have an interest rate adjusted monthly or immediately, with the majority based on the prevailing prime rate. We also have commercial business loans that have an initial period where interest rates are fixed, generally one to five years, and thereafter are adjustable based on various indexes. Fixed rate loans are priced at either a margin over the yield on U.S. Treasury issues with maturities that correspond to the maturities of the notes or to match competitive conditions and yield requirements. Term loans are generally amortized over a three to seven year period and line-of-credit commercial business loans generally have a term of one year, at which point they mature. All borrowers having an exposure to the Bank of $500,000 or more are reviewed annually, unless it is investment real estate at which point the annual review is on anything over $1.0 million. The largest commercial business loan at December 31, 2007 had an outstanding balance of $6.3 million and was secured by real estate and a general business security agreement.

Loan Approval Authority

For one- to four-family residential loans intended for sale into the secondary market, the underwriters are authorized by the board of directors to approve loans processed through the Fannie Mae Desktop Underwriter automated underwriting system up to the Fannie Mae conforming loan limits (in 2008, $417,000 for a single family residential units; higher limits for two-, three-, and four-family units). For residential loans intended to be held in the Bank's portfolio, the underwriters are authorized to approve loans processed through the Fannie Mae Desktop Underwriter automated underwriting system up to $500,000, provided the loan-to-value is 80% or less (with mortgage insurance, 90% or less) and the loan meets other specific underwriting criteria. All portfolio loans in excess of $500,000, with a loan-to-value greater than 80% (with mortgage insurance, 90% or less), or failing to meet other specific underwriting criteria must be approved by a senior officer.

The Bank has delegated lending authority of up to $650,000 to lenders approved for the Bank's correspondent program whose loans are to be purchased for the Bank's portfolio. That approval is made in conjunction with the loan receiving an "approve" from Fannie Mae's Desktop Underwriter or Freddie Mac's Loan Prospector and an approval from the correspondent's underwriter only after the Bank has reviewed a minimum of 50 loans submitted to the Bank for purchase. For those correspondents who have been delegated lending authority, the Bank does an ongoing sample of 20% of the loans being submitted by the correspondent for purchase by the Bank from correspondents who have been delegated lending authority.

Consumer loan underwriters have individual approval authority for secured loans ranging from $25,000 to $150,000 provided the loan-to-value on real estate does not exceed 80%, or 90% on personal property, and that the loan meets other specific underwriting criteria. All consumer loans in excess of $150,000, with a loan-to-value greater than 80% on real estate, 90% on personal property, or failing to meet other specific underwriting criteria must be approved by a senior officer. Consumer loan underwriters have individual approval authority for unsecured loans ranging from $10,000 to $25,000 provided the loan meets other specific underwriting criteria. All unsecured consumer loans in excess of $25,000, or not meeting specific underwriting criteria, must be approved by a senior officer.

Certain individual lenders and senior officers in the multi-family and commercial real estate department have lending authority of $500,000 for both existing and proposed construction of multi-family and commercial real estate properties. Two senior officers together have lending authority of $750,000 and three senior officers together have lending authority of $1,000,000 for multi-family and commercial real estate loans. All multi-family and commercial real estate loans over $1,000,000 require approval of the executive committee of the board of directors.

Individual lenders in the commercial banking department have individual lending authority ranging from $50,000 to $250,000 for secured commercial business loans. Senior officers have individual lending authority of $250,000 and two senior officers together have lending authority of $500,000 for secured commercial business loans. Three senior officers together have lending authority of $1,000,000 for secured commercial business loans. All secured business loans over $1,000,000 require approval of the executive committee of the board of directors. Individual lenders in the commercial banking department have individual lending authority ranging from $10,000 to $25,000 for unsecured commercial business loans. Senior officers have individual lending authority of $50,000 and two senior officers together have lending authority of $150,000 for unsecured commercial business loans. Three senior officers together have lending authority of $250,000 for unsecured commercial business loans. All unsecured business loans over $250,000 require approval of the executive committee of the board of directors.

All loans approved by individuals and senior officers must be ratified by the executive committee of the board of directors at their next meeting following the approval.

Asset Quality

One of our key operating objectives has been and continues to be to maintain a high level of asset quality. Through a variety of strategies, including, but not limited to early intervention, borrower workout arrangements and aggressive marketing of foreclosed properties and repossessed assets, we have been proactive in addressing problem and non-performing assets. These strategies, as well as our emphasis on quality loan underwriting, our maintenance of sound credit standards for new loan originations, annual evaluation of large credits and relatively favorable economic and real estate market conditions have resulted in historically low delinquency ratios.

Delinquent Loans and Foreclosed Assets. When a borrower fails to make required payments on a loan, we take a number of steps to induce the borrower to cure the delinquency and restore the loan to a current status. In the case of one- to four-family mortgage loans, our loan servicing department is responsible for collection procedures from the 15th day of delinquency through the completion of foreclosure. Specific procedures include a late charge notice being sent at the time a payment is over 15 days past due with a second notice (in the form of a billing coupon) being sent before the payment becomes 30 days past due. Once the account is 30 days past due, we attempt telephone contact with the borrower. Letters are sent if contact has not been established by the 45th day of delinquency. On the 60th day of delinquency, attempts at telephone contact continue and stronger letters, including foreclosure notices, are sent. If telephone contact cannot be made, we send either a qualified third party inspector or a loan officer to the property in an effort to contact the borrower.

When contact is made with the borrower, we attempt to obtain full payment or work out a repayment schedule to avoid foreclosure. All properties are inspected prior to foreclosure approval. Most borrowers pay before the agreed upon payment deadline and it is not necessary to start a foreclosure action. Foreclosure action starts when the loan is between the 90th and 120th day of delinquency following review by a senior officer. In conjunction with commencing a foreclosure action, we evaluate the borrower and collateral to determine any potential loss. If there is a potential loss, a specific loan loss allowance is developed or an appropriate charge-off is taken to bring the loan balance in line with the value of the liquidated real estate. Charge-offs are reported to the board of directors. If the loan is deemed to be uncollectible, we seek the shortest redemption period possible thus waiving our right to collect any deficiency from the borrower. If we obtain the property at the foreclosure sale, we hold the property as real estate owned. We obtain a market evaluation of the property to determine that the carrying balance of the owned real estate is consistent with the market value of the property. Marketing of the property begins immediately following the Bank taking title to the property. The marketing is usually undertaken by a realtor knowledgeable of the particular market. Mortgage insurance claims are filed if the loan had mortgage insurance coverage. It is marketed after a market evaluation is obtained and any mortgage insurance claims are filed. The collection procedures and guidelines as outlined by Fannie Mae, Freddie Mac, Veterans Administration ("VA"), WHEDA, and Guaranteed Rural Housing are followed.

The collection procedures for consumer loans, excluding student loans, indirect consumer loans and credit card loans, include sending periodic late notices to a borrower once a loan is 5 to 15 days past due depending upon the grace period associated with a loan. We attempt to make direct contact with a borrower once a loan becomes 30 days past due. Supervisory personnel review loans 90 days or more delinquent on a regular basis. If collection activity is unsuccessful after 90 days, we may pursue legal remedies ourselves or charge-off a loan or refer the matter to our legal counsel for further collection effort. Loans we deem to be uncollectible, or partially uncollectible, are charged off or a specific loan loss allowance is established so that the carrying balance approximates the value of the collateral. Charge-offs of consumer loans require the approval of a senior officer and are reported to the board of directors. All student loans are serviced by the Great Lakes Educational Services Inc., which guarantees their servicing to comply with all Department of Education guidelines. Our student loan portfolio is guaranteed by the Great Lakes Educational Loan Services, Inc., which is reinsured by the U.S. Department of Education. Credit card loans are serviced by Elan Financial Services and indirect consumer loans are serviced by SFC.

The collection procedures for multi-family, commercial real estate and commercial business loans include sending periodic late notices to a borrower once a loan is past due. We attempt to make direct contact with a borrower once a loan becomes 15 days past due. Our managers of the multi-family and commercial real estate loan areas review loans 10 days or more delinquent on a regular basis. If collection activity is unsuccessful, we may refer the matter to our legal counsel for further collection effort. After 90 days, loans that are delinquent are proposed for repossession or foreclosure, a specific reserve may be allocated to that loan, or partial or full charge-offs are taken to bring the loan balance in line with the expected collectibility of the loans. This legal action requires the approval of our board of directors, and charge-offs are reported to the board.

Our policies require that management continuously monitor the status of the loan portfolio and report to the board of directors on a monthly basis. These reports include information on delinquent loans and foreclosed real estate.

The following table presents information regarding non-accrual mortgage, consumer loans, commercial business loans, accruing loans delinquent 90 days or more, and foreclosed properties and repossessed assets as of the dates indicated.

	At December 31,				
	2007	2006	2005	2004	2003
	(Dollars in thousands)				
Non-accrual mortgage loans	$11,251	$11,504	$2,214	$1,485	$ 2,894
Non-accrual consumer loans	930	803	616	619	961
Non-accrual commercial business loans	159	1,625	2,517	3,579	5,433
Accruing loans delinquent 90 days or more	602	565	487	586	1,084
Total non-performing loans	$12,942	$14,497	5,834	6,269	10,372
Foreclosed properties, real estate owned and repossessed assets, net	3,687	1,231	708	1,621	630
Total non-performing assets	$16,629	$15,728	$6,542	$7,890	$11,002
Non-performing loans to total loans	0.65%	0.72%	0.29%	0.33%	0.61%
Non-performing assets to total assets	0.48%	0.46%	0.19%	0.23%	0.35%
Interest income that would have been recognized if non-accrual loans had been current	$1,002	$ 652	$1,159	$ 831	$ 384

In 2007, the Bank restructured one loan (a commercial loan with a balance under $60,000), there were no restructured loans at any of the other dates presented.

Total non-performing loans decreased as of December 31, 2007, as compared to December 31, 2006, primarily as a result of a decrease in non-accrual commercial business loans. We believe non-performing loans and assets, expressed as a percentage of total loans and assets, compare favorably with national averages for financial institutions, due in part to our loan underwriting standards.

The ultimate results with these and other commercial loans will depend on the success of the related business or projects, economic performance and other factors affecting loans and borrowers.

With the exception of mortgage loans insured or guaranteed by the FHA, VA, Guaranteed Rural Housing and student loans, we stop accruing income on loans when interest or principal payments are greater than 90 days in arrears or earlier when the timely collectibility of such interest or principal is doubtful. We designate loans on which we stop accruing income as non-accrual loans and generally, we reverse outstanding interest that we previously credited to income. We may recognize income in the period that we collect it when the ultimate collectibility of principal is no longer in doubt. We return a non-accrual loan to accrual status when factors indicating doubtful collection no longer exist. We had $12.3 million, $13.9 million, and $5.3 million of non-accrual loans at December 31, 2007, 2006 and 2005, respectively. Interest income that would have been recognized had such loans been performing in accordance with their contractual terms totaled approximately $1.0 million, $652,000, and $1.2 million for the years ended December 31, 2007, 2006 and 2005, respectively. A total of approximately $323,000, $654,000, and $464,000 of interest income was actually recorded on such loans in 2007, 2006 and 2005, respectively.

All commercial business and commercial real estate loans which are greater than 90 days past due are considered to be potentially impaired. In addition, we may declare a loan impaired prior to a loan being 90 days past due, if we determine there is a question as to the collectibility of principal. Impaired loans are individually assessed to determine whether a loan's carrying value is in excess of the fair value of the collateral or the present value of the loan's cash flows discounted at the loan's effective interest rate and if the carrying value is in excess, a loan loss allowance will be established.

Loans considered to be impaired as defined in Statement of Financial Accounting Standards ("SFAS") No. 114 at December 31, 2007 totaled $20.2 million as compared to $17.3 million at December 31, 2006, $9.7 million at December 31, 2005, $8.7 million at December 31, 2004 and none at December 31, 2003. The average impaired loans for the year ended December 31, 2007 were $19.6 million and the interest received and recognized on the impaired loans was $853,000.

Foreclosed real estate consists of property we acquired through foreclosure or deed in lieu of foreclosure. Foreclosed properties increased in 2007 as compared to 2006 primarily as a result of our acquisition of several partially developed subdivisions of singse-family lots and undeveloped land from one developer/borrower and the acquisition of commercial real estate from another borrower. Foreclosed real estate properties are initially recorded at the lower of the recorded investment in the loan or fair value. Thereafter, we carry foreclosed real estate at fair value less estimated selling costs. Foreclosed real estate is inspected periodically. Additional outside appraisals are obtained as deemed necessary. Additional write-downs may occur if the property value deteriorates. These additional write-downs are charged directly to current operations.

Charge-offs. The Company will charge-off a loan when the fair market value of the underlying collateral or anticipated cash flow discounted at the contract rate, is less than the loan amount. Charge-offs of commercial loans increased in 2005 as compared to 2004 primarily as a result of one large commercial loan. All charge-offs are recorded through the allowance for loan losses.

Allowance for Loan Losses. The following table presents the activity in our allowance for loan losses at or for the periods indicated.

	At or for the Years Ended December 31,				
	2007	2006	2005	2004	2003
	(Dollars in thousands)				
Balance at beginning of period	$12,574	$12,090	$13,923	$13,771	$12,743
Provision for (recovery of) loan losses	(272)	632	541	1,330	1,304
Charge-offs:					
Mortgage loans	–	(44)	–	(64)	(67)
Consumer loans	(412)	(271)	(327)	(373)	(415)
Commercial business loans	(211)	(52)	(2,104)	(816)	(19)
Total charge-offs	(623)	(367)	(2,431)	(1,253)	(501)
Recoveries:					
Mortgage loans	–	–	–	9	113
Consumer loans	95	81	49	66	107
Commercial business loans	–	138	8	–	5
Total recoveries	95	219	57	75	225
Net charge-offs recoveries	(528)	(148)	(2,374)	(1,178)	(276)
Balance at end of period	$11,774	$12,574	$12,090	$13,923	$13,771
Net charge-offs to average loans	0.03%	0.01%	0.12%	0.07%	0.02%
Allowance for loan losses to total loans	0.59%	0.62%	0.61%	0.74%	0.80%
Allowance for loan losses to non-performing loans	90.98%	86.74%	207.23%	222.09%	132.77%

The allowance for loan losses has been determined in accordance with generally accepted accounting principles. We are responsible for the timely and periodic determination of the amount of the allowance required. We believe that our allowance for loan losses is adequate to cover specifically identifiable loan losses, as well as estimated losses inherent in our portfolio for which certain losses are probable but not specifically identifiable.

Loan loss allowances are reviewed monthly. General allowances are maintained by the following categories for performing loans to provide for unidentified inherent losses in the portfolios:

- One- to four-family residential mortgage loans
- Consumer
- Multi-family and commercial real estate
- Commercial business

Various factors are taken into consideration in establishing the loan loss allowance including: historical loss experience, loan-to-value ratio and/or collateral coverage ratio, economic factors, loans without escrow accounts and other factors, that, in management's judgment would affect the collectibility of the portfolio as of the evaluation date. Adjustments to the allowance for loan losses are charged against operations as provision for loan losses.

The appropriateness of the allowance is reviewed by senior management based upon its evaluation of then-existing economic and business conditions affecting the key lending areas of the Bank. Other outside factors such as credit quality trends, collateral values, loan volumes and concentrations, specific industry conditions within portfolio segments and recent loss experience in particular segments of the portfolio that existed as of the balance sheet date and the impact that such conditions were believed to have had on the collectibility of the loan are also considered.

Non-performing and Delinquent Loans. One- to four-family loans delinquent more than 90 days, multi-family and commercial real estate loans delinquent more than 30 days, consumer loans delinquent more than 90 days and commercial business loans delinquent more than 30 days are reviewed and analyzed by senior officers on an individual basis. Any probable loss is charged against the general loan loss allowance by establishing a corresponding specific allowance for that loan.

By following careful underwriting guidelines, we have historically maintained low levels of non-performing loans to total loans. Our ratio of non-performing loans to total loans at December 31, 2003 was 0.61% and has remained below 1.0% since that date. At December 31, 2007, the ratio was 0.65%.

We believe the primary risks inherent in our portfolio are possible increases in interest rates, a weak economy, and the decline in real estate market values. Any one or a combination of these events may adversely affect our loan portfolio resulting in increased delinquencies and loan losses. At December 31, 2007, the allowance for loan losses as a percentage of total loans was 0.59% compared with 0.80% at December 31, 2003. The allowance for loan losses each year from 2003 to 2007 reflects our strategy of providing allowances for inherent losses in the portfolio, identifying potential losses in a timely manner, and providing an allowance to reflect changes in the components of the portfolio during that period.

Although we have established and maintained the allowance for loan losses at an amount that reflects management's best estimate of the amount necessary to provide for probable and estimable losses on loans, future additions may be necessary if economic and other conditions in the future differ substantially from the current operating environment and as the loan portfolio grows and its composition changes. In addition, various regulatory agencies, as an integral part of their examination process, periodically review our loan and foreclosed real estate portfolios and the related allowance for loan losses and valuation allowance for foreclosed real estate. One or more of these agencies, specifically the OTS or the Federal Deposit Insurance Corporation ("FDIC"), may require us to increase the allowance for loan losses or the valuation allowance for foreclosed real estate based on their judgments of information available to them at the time of their examination, thereby adversely affecting our results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Comparison of Operating Results for the Years Ended December 31, 2007 and 2006—Provision for Loan Losses." The following table represents our allocation of allowance for loan losses by loan category on the dates indicated:

	At December 31,									
	2007		2006		2005		2004		2003	
Loan Category	Amount	Percentage of Loans in Category to Total Loans	Amount	Percentage of Loans in Category to Total Loans	Amount	Percentage of Loans in Category to Total Loans	Amount	Percentage of Loans in Category to Total Loans	Amount	Percentage of Loans in Category to Total Loans
	(Dollars in thousands)									
Mortgage loans										
One- to four-family	$3,324	51.12%	$ 3,531	53.03%	$ 3,294	50.94%	$ 2,488	46.34%	$ 4,001	44.69%
Other	4,040	27.96	3,049	24.16	2,424	23.61	3,222	25.58	3,150	25.70
Total mortgage loans	7,364	79.08	6,580	77.19	5,718	74.55	5,710	71.92	7,151	70.39
Home equity lines	496	4.37	496	4.33	483	4.29	663	4.54	481	4.43
Consumer	1,770	13.95	2,060	16.02	2,118	18.38	2,929	19.94	2,398	20.95
Commercial business loans	2,144	2.60	3,438	2.46	3,696	2.78	4,416	3.60	3,741	4.23
Unallocated	–	–	–	–	75	–	205	–	–	–
Total allowance for loan losses	$11,774	100.00%	$12,574	100.00%	$12,090	100.00%	$13,923	100.00%	$13,771	100.00%

Investment Activities

Investment Securities. The Bank's board of directors reviews and approves its investment policy on an annual basis. Senior officers, as authorized by the board of directors, implement this policy. The board of directors reviews investment activity on a monthly basis.

Our investment objectives are to meet liquidity requirements and to generate a favorable return on investments without compromising our other business objectives or our levels of interest rate risk, credit risk and investment portfolio concentrations. Federally chartered savings banks have authority to invest in various types of assets, including U.S. Treasury obligations, securities of various federal agencies, state and municipal obligations, mortgage-related securities, mortgage derivative securities, certain time deposits of insured banks and savings institutions, certain bankers' acceptances, repurchase agreements, loans of federal funds, and, subject to certain limits, corporate debt and equity securities, commercial paper and mutual funds.

The Bank's investment policy allows participation in hedging strategies such as the use of financial futures, options or forward commitments or interest rate swaps but only with prior approval of the board of directors. We did not have any investment hedging transactions in place at December 31, 2007. Our investment policy prohibits the purchase of non-investment grade bonds. Our investment policy also provides that we will not engage in any practice that the Federal Financial Institutions Examination Council considers to be an unsuitable investment practice. We do not invest in securitized investments such as collateralized debt obligations, structured investment vehicles or mortgage-related securities secured by subprime loans. For information regarding the carrying values, yields and maturities of our investment securities and mortgage-related securities, see "—Carrying Values, Yields and Maturities."

At December 31, 2007, we had not invested in any single mutual fund in excess of 10% of our capital. All of our mutual fund investments are permissible investments under our investment policy and applicable laws and regulations. We carry our mutual fund investments at market value. At December 31, 2007, our mutual fund investments were in funds which invested primarily in mortgage-related securities. We determined that two of our mutual fund investments had impairments that were other-than-temporary. Accordingly, we recorded a $1.2 million loss on the other-than-temporary impairment in the consolidated statement of income for the year ended December 31, 2007.

We classify securities as trading, held-to-maturity, or available-for-sale at the date of purchase. At December 31, 2007, substantially all investment securities are classified as available-for-sale. These securities are carried at fair value with the change in fair value recorded as a component of shareholders' equity.

Mortgage-related Securities. Most of our mortgage-related securities are directly or indirectly insured or guaranteed by the Government National Mortgage Association ("GNMA"), Freddie Mac or Fannie Mae. The rest of the securities are investment-grade private placement collateralized mortgage obligations ("CMOs"). Private placement CMOs carry higher credit risks and higher yields than mortgage-related securities insured or guaranteed by agencies of the U.S. Government. We classify our entire mortgage-related securities portfolio as available-for-sale.

At December 31, 2007, mortgage-related securities available-for-sale totaled $1.1 billion, or 31.5% of total assets. At December 31, 2007, the mortgage-related securities portfolio had a weighted average yield of 4.73%. Of the mortgage-related securities we held at December 31, 2007, $993.9 million, or 90.4%, had fixed rates and $106.0 million, or 9.6%, had adjustable-rates. Mortgage-related securities at December 31, 2007 included real estate mortgage investment conduits ("REMICs"), which are securities derived by reallocating cash flows from mortgage pass-through securities or from pools of mortgage loans held by a trust. REMICs are a form of, and are often referred to as CMOs.

Our CMOs have fixed and variable coupon rates ranging from 2.50% to 6.125% and a weighted average yield of 4.70% at December 31, 2007. At December 31, 2007, CMOs totaled $999.1 million, which constituted 90.8% of the mortgage-related securities portfolio, or 28.6% of total assets. Our CMOs had an expected average life of approximately 3.5 years at December 31, 2007. For a further discussion of our investment policies, including those for mortgage-related securities, see "—Investment Securities." Purchases of mortgage-related securities may decline in the future to offset any significant increase in demand for one- to four-family mortgage loans and other loans.

Mortgage-related securities generally yield less than the loans that underlie such securities because of the cost of payment guarantees or credit enhancements that reduce credit risk. However, mortgage-related securities are more liquid than individual mortgage loans.

In general, mortgage-related securities issued or guaranteed by GNMA, Freddie Mac and Fannie Mae are weighted at no more than 20% for risk-based capital purposes, compared to the 50% risk weighting assigned to most non-securitized residential mortgage loans.

While mortgage-related securities carry a reduced credit risk as compared to whole loans, they remain subject to the risk of a fluctuating interest rate environment. Along with other factors, such as the geographic distribution of the underlying mortgage loans, changes in interest rates may alter the prepayment rate of those mortgage loans and affect the value of mortgage-related securities.

The following table presents our investment securities and mortgage-related securities activities for the periods indicated.

	For the Year Ended December 31,		
	2007	2006	2005
	(In thousands)		
Investment securities available-for-sale:			
Carrying value at beginning of period	$48,290	$ 63,361	$ 68,753
Purchases	51,270	264	56,921
Sales	(1,228)	(9)	(11)
Maturities	-	(14,720)	(60,780)
Premium amortization and discount accretion, net	1	-	104
(Decrease) increase in unrealized gains	1,117	(606)	(1,626)
Net increase (decrease) in investment securities	51,160	(15,071)	(5,392)
Carrying value at end of period	$ 99,450	$ 48,290	$ 63,361
Mortgage-related securities available-for-sale:			
Carrying value at beginning of period	$1,064,851	$1,087,816	$1,266,224
Purchases	247,428	198,460	193,857
Principal payments	(227,041)	(224,693)	(352,866)
Premium amortization and discount accretion, net	1,893	826	(248)
Increase (decrease) in unrealized gains	12,791	2,442	(19,151)
Net increase in mortgage-related securities	35,071	(22,965)	(178,408)
Carrying value at end of period	$1,099,922	$1,064,851	$1,087,816

The following table presents the fair value of our money market investments, investment securities and mortgage-related securities portfolios at the dates indicated. For all securities and for all periods presented, the carrying value is equal to fair value.

	At December 31,		
	2007 Carrying/ Fair Value	2006 Carrying/ Fair Value	2005 Carrying/ Fair Value
	(Dollars in thousands)		
Money market investments			
Interest-earning deposits	$2,714	$ 1,022	$27,872
Total money market investments	$2,714	$ 1,022	$27,872
Investment securities available-for-sale			
Mutual funds	$46,550	$46,592	$46,408
United States government and federal agency obligations.	52,036	–	14,585
Stock in federal agencies	864	1,698	2,368
Total investment securities available-for-sale	$99,450	$48,290	$63,361
Mortgage-related securities available-for-sale by issuer:			
Freddie Mac	$524,898	$ 441,404	$ 493,305
Fannie Mae	363,337	373,394	409,636
Private placement CMO's	180,638	207,902	122,302
GNMA	31,049	42,151	62,573
Total mortgage-related securities	$1,099,922	$1,064,851	$1,087,816
Total investment portfolio	$1,202,086	$1,114,163	$1,179,049

Carrying Values, Yields and Maturities. The table below presents information regarding the carrying values, weighted average yields and contractual maturities of our investment securities and mortgage-related securities at December 31, 2007. Mortgage-related securities are presented by issuer and by coupon type.

	At December 31, 2007									
	One Year or Less		More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total	
	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield
	(Dollars in thousands)									
Investment securities available-for-sale:										
Mutual funds[1]	$46,550	4.84%	$–	–%	$ –	–%	$ –	–%	$46,550	4.84%
US government and agencies	–	–	–	–	36,919	5.98	15,117	6.00	52,036	5.98
Stock in Federal Agencies	864	1.78	–	–	–	–	–	–	864	1.78
Total investment securities	$47,414	4.78	$–	–	$36,919	5.98	$15,117	–	$99,450	5.41
Mortgage-related securities available-for-sale:										
By issuer:										
GNMA pass-through certificates	$ 3	8.50	$ –		$ –	–	$ 390	4.53	$ 393	4.56
Fannie Mae pass-through certificates	93	5.87	7,559	4.97	19,766	5.55	57,357	4.81	84,775	5.00
Freddie Mac pass-through certificates	–	–	248	5.74	6,628	5.20	8,757	5.26	15,633	5.24
Private CMO's	–	–	–	–	–	–	180,638	4.93	180,638	4.93
Freddie Mac, Fannie Mae and GNMA-REMICs	112	6.11	10,917	4.58	123,568	4.01	683,886	4.76	818,483	4.64
Total mortgage-related securities	$ 208	6.04	$18,724	4.76	$149,962	4.27	$931,028	4.80	$1,099,922	4.73
By coupon type:										
Adjustable rate	$ 112	6.11	$ –		$ –	–	$105,871	4.56	$ 105,983	4.56
Fixed rate	96	5.95	18,724	4.76	149,962	4.27	825,157	4.83	993,939	4.74
Total mortgage-related securities	$ 208	6.04	$18,724	4.76%	$149,962	4.27%	$931,028	4.80%	$1,099,922	4.73%
Total investment and mortgage-related securities portfolio	$47,622	4.79%	$18,724	4.76%	$186,881	4.60%	$946,145	4.82%	$1,199,372	4.78%

(1) The weighted average yield has not been adjusted for the impairment recorded in 2007.

Deposits

We offer a variety of deposit accounts having a range of interest rates and terms. We currently offer regular savings accounts (consisting of passbook and statement savings accounts), interest-bearing demand accounts, non-interest-bearing demand accounts, money market accounts, and time deposits. We also offer IRA time deposit accounts and health savings accounts.

Deposit flows are influenced significantly by general and local economic conditions, changes in prevailing interest rates, pricing of deposits and competition. Our deposits are primarily obtained from areas surrounding our bank offices and we rely primarily on paying competitive rates, service, and long-standing relationships with customers to attract and retain these deposits. We have, from time to time, used brokers to obtain wholesale deposits to a limited extent. Early in 2005, we joined a wholesale deposit program called Certificate of Deposit Account Registry Service ("CDARS") which increased the amount of wholesale deposits. At December 31, 2007, we had approximately $97.9 million of wholesale deposits. In February 2008, we launched a new High Yield Money Market product available only online through Bankmutualdirect. The product features consistently high interest rates, FDIC insurance, secure ACH account funding, 24/7 access online or by phone and convenient electronic statements. This new channel will allow the bank to compete for deposits over the internet in markets beyond our primary Wisconsin footprint.

When we determine our deposit rates, we consider local competition, U.S. Treasury securities offerings, the rates charged on other sources of funds and our deposit pricing model which identifies the profitability of deposits when priced at various levels. Core deposits (defined as regular savings accounts, money market accounts, and demand accounts) represented 34.7% of total deposits on December 31, 2007. At December 31, 2007, time deposits with remaining terms to maturity of one year or less amounted to $1.1 billion. See "Qualitative and Quantitative Disclosures about Risk Management."

The following table presents our deposit activity for the periods indicated:

	For the Year Ended December 31,		
	2007	2006	2005
	(Dollars in thousands)		
Total deposits at beginning of period	$2,158,641	$2,086,822	$1,982,881
Net deposits (withdrawals)	(110,709)	9,292	59,571
Interest credited, net of penalties	65,036	62,527	44,370
Total deposits at end of period	$2,112,968	$2,158,641	$2,086,822
Net increase (decrease)	$(45,673)	$71,819	$103,941
Percentage increase (decrease)	(2.12)%	3.44%	5.24%

At December 31, 2007, we had $274.4 million in time deposits with balances of $100,000 and over maturing as follows:

Maturity Period	Amount (In thousands)
Three months or less	$ 93,823
Over three months through six months	63,096
Over six months through 12 months	63,386
Over 12 months through 24 months	48,804
Over 24 months through 36 months	2,408
Over 36 months	2,902
Total	$274,419

The following table presents the distribution of our deposit accounts at the dates indicated by dollar amount and percent of portfolio, and the weighted average rate.

	At December 31,								
	2007			2006			2005		
	Amount	Percent of total deposits	Weighted average nominal rate	Amount	Percent of total deposits	Weighted average nominal rate	Amount	Percent of total deposits	Weighted average nominal rate
	(Dollars in thousands)								
Savings	$183,756	8.70%	0.45%	$ 200,016	9.27%	0.45%	$ 224,408	10.75%	0.43%
Interest-bearing demand	170,986	8.09	0.21	174,206	8.07	0.21	174,620	8.37	0.21
Money market	280,442	13.27	3.03	248,542	11.51	3.00	271,418	13.01	2.88
Non-interest bearing demand	97,506	4.61	0.00	104,821	4.86	0.00	110,583	5.30	0.00
Total	732,690	34.67	1.32	727,585	33.71	1.20	781,029	37.43	1.17
Certificates:									
Time deposits with original maturities of:									
Three months or less	45,835	2.17	3.97	64,486	2.99	4.76	111,068	5.32	3.91
Over three months to twelve months	911,821	43.15	5.06	628,952	29.14	5.11	280,756	13.45	3.73
Over twelve months to twenty-four months	238,986	11.31	4.61	323,869	15.00	4.14	345,578	16.56	3.51
Over twenty-four months to thirty-six months	58,515	2.77	3.51	98,005	4.54	4.18	187,215	8.97	3.38
Over thirty-six months to forty-eight months	4,963	0.23	3.68	7,155	0.33	3.38	45,616	2.19	3.97
Over forty-eight months to sixty months	120,158	5.70	4.12	308,589	14.29	4.66	335,560	16.08	4.70
Over sixty months	-	0.00	0.00	-	0.00	0.00	-	0.00	0.00
Total time deposits	1,380,278	65.33	4.79	1,431,056	66.29	4.71	1,305,793	62.58	3.89
Total deposits	$2,112,968	100.00%	3.59%	$2,158,641	100.00%	3.52	$2,086,822	100.00%	2.87%

Borrowings

We borrow funds to finance our lending, investing and Stock repurchase activities. Substantially all of our borrowings take the form of advances from the FHLB of Chicago, and are on terms and conditions generally available to member institutions. At December 31, 2007, we had one borrowing totaling $1.0 million with a maturity of less than one year. It matured in mid-February of 2008 and was repaid. We have borrowings totaling $176.0 million that have a quarterly call feature that are in effect and $680.0 million that have quarterly call features that will begin at various dates in 2008 and 2009. While we expect that we would be able to refinance these borrowings with the FHLB, we cannot provide any assurances that we could do so or as to the terms on which any such refinancing could be made. We have pledged all of our residential mortgage loans, some investment securities, and some multi-family mortgage loans as blanket collateral for these advances and future advances. The FHLB of Chicago offers a variety of borrowing options with fixed or variable rates, flexible repayment options, and fixed or callable terms. We choose the rate, repayment option, and term to fit the purpose of the borrowing. See "Notes to Consolidated Financial Statements—Note 7. Borrowings."

The following table sets forth certain information regarding our borrowings at the end of and during the periods indicated:

	At or For the Year Ended December 31,				
	2007	2006	2005	2004	2003
	(Dollars in thousands)				
Balance outstanding at end of year:					
Notes payable to FHLB	$912,459	$705,025	$765,796	$623,925	$299,491
Overnight borrowings from FHLB	-	-	-	137,600	-
Weighted average interest rate at end of year:					
Notes payable to FHLB	4.27%	4.46%	3.58%	2.89%	5.52%
Overnight borrowings from FHLB	-	-	-	2.47%	-
Maximum amount outstanding during the year:					
Notes payable to FHLB	$921,781	$841,835	$909,920	$623,925	$332,398
Overnight borrowings from FHLB	52,100	38,000	186,000	289,800	15,000
Other borrowings	-	-	500	-	22,679
Average amount outstanding during the year:					
Notes payable to FHLB	$865,540	$782,619	$811,937	$325,861	$318,942
Overnight borrowings from FHLB	3,570	3,242	50,712	75,106	72
Other borrowings	-	-	1	-	430
Weighted average interest rate during the year:					
Fixed interest rate notes payable to FHLB	4.34%	3.86%	3.25%	5.23%	5.61%
Overnight borrowings from FHLB	5.56%	5.40%	2.95%	2.03%	1.38%
Other borrowings	-	-	3.04%	-	0.98%

Borrowings increased to $912.5 million at December 31, 2007, as compared to $705.0 million at December 31, 2006, primarily as a result of the borrowings used to fund our stock repurchase program. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Comparisons of Financial Condition at December 31, 2007 and 2006."

Average Balance Sheet and Rate Yield Analysis

See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Average Balance Sheet and Yield/Rate Analysis."

Average Equity to Average Assets

The ratio of average equity to average assets measures a financial institution's financial strength. For years ended December 31, 2007, 2006, 2005, 2004, and 2003 our average equity to average assets ratio was 13.6%, 15.3%, 16.6%, 22.6%, and 14.0%, respectively.

Cash Dividends

We paid cash dividends of $0.33 per share in 2007, $0.29 per share in 2006, $0.25 per share in 2005, $0.18 per share in 2004, and $0.12 per share in 2003. We increased our quarterly dividend to $0.09 per share in the first quarter of 2008, from $0.085 in the fourth quarter of 2007.

Subsidiaries

BancMutual Financial & Insurance Services, Inc. ("BMFIS"), a wholly owned subsidiary of the Bank, provides investment, brokerage and insurance services to the Bank's customers and the general public. Investment services include tax deferred and tax free investments, mutual funds, and government securities. Personal insurance, business insurance, life and disability insurance and mortgage protection products are also offered by BMFIS. In March of 2007, BMFIS expanded its services to include investment advisory services which BMFIS anticipates will allow it to obtain additional service fees through expanded offerings to its customers.

Mutual Investment Corporation, a wholly owned subsidiary of the Bank, owns and manages part of the investment portfolio. First Northern Investment Inc. ("FNII"), a wholly owned subsidiary of the Bank, also owns and manages investments and owns indirect automobile, recreational vehicle and boat loans from our SFC, a corporation 50% owned by the Bank. See below.

MC Development LTD ("MC Development"), a wholly owned subsidiary of the Bank, is involved in land development and sales. It owns five parcels of undeveloped land totaling 15 acres in Brown Deer, Wisconsin. In addition, in the third quarter of 2004, MC Development established Arrowood Development with an independent third party to develop 318 acres in Oconomowoc, Wisconsin. In the initial transaction, the third party purchased approximately one-half interest in that land, all of which previously had been owned by MC Development. See Properties in Item 2 hereof.

SFC, 50% owned by the Bank and 50% owned by another financial institution, originated, sold, and serviced indirect automobile, recreational vehicles and boat loans. SFC historically sold those types of loans on a regular basis to FNII or the Bank, but retained the servicing rights in the loans. In May 2006, we discontinued purchasing loans from SFC as a result of reduced profitability of these loans. We will maintain our ownership in SFC until all of the indirect loans are paid off.

In addition, the Bank has four wholly owned subsidiaries that are inactive but will continue to be wholly owned subsidiaries for possible future use in a related or other area.

Employees

At December 31, 2007, we employed 657 full time and 89 part time associates. Management considers its relations with its associates to be good.

Regulation

Set forth below is a brief description of certain laws and regulations that relate to the regulation of the Bank and the Company.

General

The Company is a Wisconsin corporation registered with the Office of Thrift Supervision ("OTS") as a unitary savings and loan holding company. It files reports with the OTS and is subject to regulation and examination by the OTS. The Company also is required to file certain reports with, and otherwise comply with, the rules and regulations of the Securities and Exchange Commission ("SEC") under the federal securities laws.

Any change in these laws and regulations, whether by the OTS, the FDIC, the SEC, or through legislation, could have a material adverse impact on the Bank and the Company, their operations, and the Company's shareholders.

Certain of the laws and regulations applicable to the Bank and the Company are summarized below. These summaries do not purport to be complete and are qualified in their entirety by reference to such laws and regulations.

Federal Regulation of the Bank

General. As a federally chartered, FDIC-insured savings bank, the Bank is subject to extensive regulation by the OTS and the FDIC. Lending activities and other investments must comply with federal statutory and regulatory requirements. This federal regulation and supervision establishes a comprehensive framework of activities in which a savings bank can engage and is intended primarily for the protection of the FDIC and depositors rather than the shareholders of the Company. This regulatory structure gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies regarding the classification of assets and the establishment of adequate loan loss reserves.

The OTS regularly examines the Bank and issues a report on its examination findings to the Bank's board of directors. The Bank's relationships with its depositors and borrowers is also regulated by federal law, especially in such matters as the ownership of savings accounts and the form and content of the Bank's loan documents.

The Bank must file reports with the OTS and the FDIC concerning its activities and financial condition, and must obtain regulatory approvals prior to entering into transactions such as mergers with or acquisitions of other financial institutions.

Regulatory Capital Requirements. OTS capital regulations require savings associations such as the Bank to meet three capital standards. The minimum standards are tangible capital equal to at least 1.5% of adjusted total assets, core capital equal to at least 3% of adjusted total assets, and risk-based capital equal to at least 8% of total risk-weighted assets. These capital standards are in addition to the capital standards promulgated by the OTS under its prompt corrective action regulations. See "Prompt Corrective Action" below."

Tangible capital is defined as core capital less all intangible assets and certain mortgage servicing rights. Core capital is defined as common shareholders' equity, noncumulative perpetual preferred stock, related surplus and minority interests in the equity accounts of fully consolidated subsidiaries, nonwithdrawable accounts and pledged deposits of mutual savings associations and qualifying supervisory goodwill, less nonqualifying intangible assets, mortgage servicing rights and investments in certain non-includable subsidiaries.

The risk-based capital standard for savings institutions requires the maintenance of total risk-based capital of at least 8% of risk-weighted assets. Risk-based capital is comprised of core and supplementary capital. The components of supplementary capital include, among other items, cumulative perpetual preferred stock, perpetual subordinated debt, mandatory convertible subordinated debt, intermediate-term preferred stock, up to 45% of unrealized gains on available-for-sale equity securities with readily determinable fair values, and the portion of the allowance for loan losses not designated for specific loan losses. The portion of the allowance for loan and lease losses includible in supplementary capital is limited to a maximum of 1.25% of risk-weighted assets. Overall, supplementary capital is limited to 100% of core capital. A savings association must calculate its risk-weighted assets by multiplying each asset and off-balance sheet item by various risk factors as determined by the OTS, which range from 0% for cash to 100% for delinquent loans, property acquired through foreclosure, commercial loans, and other assets.

OTS rules require a deduction from capital for institutions that have unacceptable levels of interest rate risk. The OTS calculates the sensitivity of an institution's net portfolio value based on data submitted by the institution in a schedule to its quarterly Thrift Financial Report and using the interest rate risk measurement model adopted by the OTS. The amount of the interest rate risk component, if any, is deducted from an institution's total capital in order to determine if it meets its risk-based capital requirement.

Dividend and Other Capital Distribution Limitations. The OTS imposes various restrictions or requirements on the ability of savings associations to make capital distributions, including dividend payments.

OTS regulations require the Bank to give the OTS 30 days' advance notice of any proposed declaration of dividends, and the OTS has the authority under its supervisory powers to prohibit the payment of dividends.

OTS regulations impose uniform limitations on the ability of all savings banks and associations to engage in various distributions of capital such as dividends to the Company, stock repurchases and cash-out mergers. In addition, the regulation utilizes a three-tiered approach permitting various levels of distributions based primarily upon a savings bank's capital level.

The Bank currently meets the criteria to be designated a Tier 1 association and, consequently, could at its option (after prior notice to, and no objection made by, the OTS) distribute to the Company up to 100% of its net income during the calendar year plus its retained net income for the preceding two years, less any distributions previously paid during the year. Additional dividends or distributions would require further OTS approval.

Qualified Thrift Lender Test. Federal savings associations must meet a qualified thrift lender ("QTL") test or they become subject to operating restrictions. The Bank met the QTL test as of December 31, 2007 and anticipates that it will maintain an appropriate level of investments consisting primarily of residential mortgages, mortgage-backed securities and other mortgage-related investments, and will otherwise meet the QTL test requirements. The required percentage of these mortgage-related investments is 65% of portfolio assets. Portfolio assets are all assets minus goodwill and other intangible assets, property used by the institution in conducting its business and liquid assets equal to 20% of total assets. Compliance with the qualified thrift lender test is determined on a monthly basis in nine out of every twelve months.

Liquidity Standard. Each federal savings association is required to maintain sufficient liquidity to ensure its safe and sound operations.

Federal Home Loan Bank System. The Bank is a member of the FHLB of Chicago, which is one of twelve regional Federal Home Loan Banks. Each Federal Home Loan Bank serves as a reserve or central bank for its members within its assigned region. It is funded primarily from funds deposited by member financial institutions and proceeds derived from the sale of consolidated obligations of the Federal Home Loan Bank System. It makes loans to members pursuant to policies and procedures established by the board of directors of the FHLB of Chicago.

As a member, the Bank must meet certain eligibility requirements and is required to purchase and maintain stock in the FHLB of Chicago in an amount equal to the greatest of $500 or 1% of its aggregate unpaid residential mortgage loans, home purchase contracts or similar obligations at the beginning of each year. At February 29, 2008, the Bank was in compliance with this requirement. The FHLB of Chicago also imposes various limitations on advances made to member banks, which limitations relate to the amount and type of collateral, the amounts of advances, and other items.

Under the Gramm-Leach-Bliley Financial Services Modernization Act of 1999 (the "GLB Act"), the Bank is a voluntary member of the FHLB of Chicago. The Bank could withdraw or reduce its stock ownership in the FHLB of Chicago, although it has no current intention to do so. The FHLB of Chicago contributes to affordable housing programs through direct loans, interest subsidies on advances, and grants targeted for community investment and low- and moderate-income housing projects. These contributions have adversely affected the level of dividends paid by the FHLB of Chicago and could continue to do so in the future. The FHLB of Chicago is currently under an agreement with its primary regulator to, among other things, not pay dividends unless it meets certain capital requirements and gets prior permission from its regulator. The FHLB of Chicago has not paid dividends for the past two quarters. There is no way to calculate when the FHLB of Chicago may pay a dividend in the future and the lack of dividends will reduce our annual income going forward.

Federal Reserve System. The Federal Reserve System requires all depository institutions to maintain non-interest-bearing reserves at specified levels against their checking, NOW, and Super NOW checking accounts and non-personal time deposits. Savings institutions have authority to borrow from the Federal Reserve System "discount window," but Federal Reserve System policy generally requires savings institutions to exhaust all other sources before borrowing from the Federal Reserve System.

Deposit Insurance. The deposit accounts held by customers of the Bank are insured by the FDIC's Deposit Insurance Fund up to a maximum of $100,000, with coverage of up to $250,000 for certain self-directed retirement accounts, as provided by law. Insurance on deposits may be terminated by the FDIC if it finds that the Bank has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the OTS as the Bank's primary regulator. The management of the Bank does not know of any practice, condition, or violation that might lead to termination of the Bank's deposit insurance.

The FDIC sets deposit insurance premiums based upon the risks a particular bank or savings association posed to its deposit insurance funds. Under the risk-based deposit insurance assessment system, the FDIC assigns an institution to one of three capital categories based on the institution's financial information, as of the reporting period ending six months before the assessment period. The three capital categories are (1) well capitalized, (2) adequately capitalized and (3) undercapitalized. The FDIC also assigns an institution to one of three supervisory subcategories within each capital group. With respect to the capital ratios, institutions are classified as well capitalized, adequately capitalized or undercapitalized using ratios that are substantially similar to the prompt corrective action capital ratios discussed below. The FDIC also assigns an institution to a supervisory subgroup based on a supervisory evaluation provided to the FDIC by the institution's primary federal regulator and information that the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds (which may include, if applicable, information provided by the institution's state supervisor).

An institution's assessment rate depends on the capital category and supervisory category to which it is assigned. Under the final risk-based assessment system, there are nine assessment risk classifications (i.e., combinations of capital groups and supervisory subgroups) to which different assessment rates are applied. Assessment rates for deposit insurance currently range from five basis points to 43 basis points. The capital and supervisory subgroup to which an institution is assigned by the FDIC is confidential and may not be disclosed. A bank's rate of deposit insurance assessments will depend upon the category and subcategory to which the bank is assigned by the FDIC. Any increase in insurance assessments could have an adverse effect on the earnings of insured institutions, including the Bank.

In 2006, the Federal Deposit Insurance Reform Act of 2005 ("FDIRA") was signed into law. Pursuant to FDIRA, the Bank Insurance Fund and the Savings Association Insurance Fund were merged to create the Deposit Insurance Fund. The FDIC was granted broader authority in adjusting insurance premium rates and more flexibility in establishing the designated reserve ratio. FDIRA provided assessment credits to insured depository institutions that could be used to offset certain insurance assessments. In 2007 we were able to offset all of our assessment by using our credits. We anticipate that we will also be able to use our credits to offset the allowable portion of our assessment in 2008.

Transactions with Affiliates. Sections 23A and 23B of the Federal Reserve Act govern transactions between an insured federal savings association, such as the Bank, and any of its affiliates, such as the Company. The Federal Reserve Board has adopted Regulation W, which comprehensively implements and interprets Sections 23A and 23B, in part by codifying prior Federal Reserve Board interpretations under Sections 23A and 23B.

An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with the bank. A subsidiary of a bank that is not also a depository institution or a "financial subsidiary" under the GLB Act is not treated as an affiliate of the bank for the purposes of Sections 23A and 23B; however, the OTS has the discretion to treat subsidiaries of a savings association as affiliates on a case-by-case basis. Sections 23A and 23B limit the extent to which a bank or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such bank's capital stock and surplus, and limit all such transactions with all affiliates to an amount equal to 20% of such capital stock and surplus. The statutory sections also require that all such transactions be on terms that are consistent with safe and sound banking practices. The term "covered transaction" includes the making of loans, purchase of assets, issuance of guarantees and other similar types of transactions. Further, most loans by a bank to any of its affiliates must be secured by collateral in amounts ranging from 100% to 130% of the loan amounts. In addition, any covered transaction by an association with an affiliate and any purchase of assets or services by an association from an affiliate must be on terms that are substantially the same, or at least as favorable, to the bank as those that would be provided to a non-affiliate.

Acquisitions and Mergers. Under the federal Bank Merger Act, any merger of the Bank with or into another institution would require the approval of the OTS, or the primary federal regulator of the resulting entity if it is not an OTS-regulated institution. See also "Acquisition of Bank Mutual Corporation" below for a discussion of factors relating the acquisition of the Company.

Prohibitions Against Tying Arrangements. Savings associations such as the Bank are subject to the prohibitions of 12 U.S.C. Section 1972 on certain tying arrangements. A savings association is prohibited, subject to certain exceptions, from extending credit to or offering any other service, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or certain of its affiliates or not obtain services of a competitor of the institution.

Customer Privacy. Savings associations such as the Bank are required to develop and maintain privacy policies relating to information on the customers and establish procedures to protect customer data and to respond to unauthorized disclosure of protected customer data. Applicable privacy regulations further restrict the sharing of non-public customer data with non-affiliated parties if the customer requests.

Uniform Real Estate Lending Standards. The federal banking agencies adopted uniform regulations prescribing standards for extensions of credit that are secured by liens on interests in real estate or made for the purpose of financing the construction of a building or other improvements to real estate. Under the joint regulations adopted by the federal banking agencies, all insured depository institutions must adopt and maintain written policies that establish appropriate limits and standards for extensions of credit that are secured by liens or interests in real estate or are made for the purpose of financing permanent improvements to real estate. These policies must establish loan portfolio diversification standards, prudent underwriting standards (including loan-to-value limits) that are clear and measurable, loan administration procedures, and documentation, approval and reporting requirements. The real estate lending policies must reflect consideration of the Interagency Guidelines for Real Estate Lending Policies that have been adopted by the federal bank regulators.

The Interagency Guidelines, among other things, require a depository institution to establish internal loan-to-value limits for real estate loans that are not in excess of the following supervisory limits:

- for loans secured by raw land, the supervisory loan-to-value limit is 65% of the value of the collateral;
- for land development loans (i.e., loans for the purpose of improving unimproved property prior to the erection of structures), that limit is 75%;
- for loans for the construction of commercial, multi-family or other non-residential property, that limit is 80%;
- for loans for the construction of one- to four-family properties, that limit is 85%; and
- for loans secured by other improved property (e.g., farmland, completed commercial property and other income-producing property, including non-owner occupied, one- to four-family property), that limit is 85%.

Although no supervisory loan-to-value limit has been established for owner-occupied, one- to four-family and home equity loans, the Interagency Guidelines state that for any such loan with a loan-to-value ratio that equals or exceeds 90% at origination, an institution should require appropriate credit enhancement in the form of either mortgage insurance or readily marketable collateral.

Community Reinvestment Act. Under the Community Reinvestment Act ("CRA"), any insured depository institution, including the Bank, has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community. The CRA requires the OTS, in connection with its examination of a savings association, to assess the savings association's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such association, including applications for additional branches and acquisitions.

Among other things, the CRA regulations contain an evaluation system that would rate an institution based on its actual performance in meeting community needs. In particular, the evaluation system focuses on three tests:

- a lending test, to evaluate the institution's record of making loans in its service areas;
- an investment test, to evaluate the institution's record of making community development investments; and
- a service test, to evaluate the institution's delivery of services through its branches, ATMs and other offices.

The CRA requires the OTS, in the case of the Bank, to provide a written evaluation of a savings association's CRA performance utilizing a four-tiered descriptive rating system and requires public disclosure of an association's CRA rating. The Bank received a "satisfactory" overall rating in its most recent CRA examination.

Safety and Soundness Standards. Each federal banking agency, including the OTS, has adopted guidelines establishing general standards relating to internal controls, information and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, asset quality, earnings and compensation, fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director, or principal shareholder.

Prompt Corrective Action. FDICIA also established a system of prompt corrective action to resolve the problems of undercapitalized insured institutions. The OTS, as well as the other federal banking regulators, adopted the FDIC's regulations governing the supervisory actions that may be taken against undercapitalized institutions. These regulations establish and define five capital categories, in the absence of a specific capital directive, as follows:

Category	Total Capital to Risk Weighted Assets	Tier 1 Capital to Risk Weighted Assets	Tier 1 Capital to Total Assets
Well capitalized	≥ 10%	≥ 6%	≥ 5%
Adequately capitalized	≥ 8%	≥ 4%	≥ 4%*
Under capitalized	< 8%	< 4%	< 4%*
Significantly undercapitalized	< 6%	< 3%	< 3%
Critically undercapitalized	Tangible assets to capital of < 2%		

*3% if the bank receives the highest rating under the uniform system.

The severity of the action authorized or required to be taken under the prompt corrective action regulations increases as a bank's capital decreases within the three undercapitalized categories. All savings associations are prohibited from paying dividends or other capital distributions or paying management fees to any controlling person if, following such distribution, the association would be undercapitalized. The FDIC or the OTS in the case of the Bank, is required to monitor closely the condition of an undercapitalized bank and to restrict the growth of its assets. An undercapitalized savings association is required to file a capital restoration plan within 45 days of the date the association receives notice that it is within any of the three undercapitalized categories, and the plan must be guaranteed by any parent holding company. The aggregate liability of a parent holding company is limited to the lesser of:

- an amount equal to 5% of the bank's total assets at the time it became "undercapitalized"; and
- the amount that is necessary (or would have been necessary) to bring the bank into compliance with all capital standards applicable with respect to such bank as of the time it fails to comply with the plan.

If a savings association fails to submit an acceptable plan, it is treated as if it were "significantly undercapitalized." Banks that are significantly or critically undercapitalized are subject to a wider range of regulatory requirements and restrictions.

The FDIC has a broad range of grounds under which it may appoint a receiver or conservator for an insured savings association. If one or more grounds exist for appointing a conservator or receiver for a savings association, the FDIC may require the association to issue additional debt or stock, sell assets, be acquired by a depository bank or savings association holding company or combine with another depository savings association. Under FDICIA, the FDIC is required to appoint a receiver or a conservator for a critically undercapitalized savings association within 90 days after the association becomes critically undercapitalized or to take such other action that would better achieve the purposes of the prompt corrective action provisions. Such alternative action can be renewed for successive 90-day periods. However, if the savings association continues to be critically undercapitalized on average during the quarter that begins 270 days after it first became critically undercapitalized, a receiver must be appointed, unless the FDIC makes certain findings that the association is viable.

Loans to Insiders. A savings association's loans to its executive officers, directors, any owner of more than 10% of its stock (each, "an insider") and any of certain entities affiliated with any such person (an "insider's related interest") are subject to the conditions and limitations imposed by Section 22(h) of the Federal Reserve Act and the Federal Reserve Board's Regulation O thereunder. Under these restrictions, the aggregate amount of the loans to any insider and the insider's related interests may not exceed the loans-to-one-borrower limit applicable to national banks, which is comparable to the loans-to-one-borrower limit applicable to the Bank's loans. All loans by a savings association to all insiders and insiders' related interests in the aggregate may not exceed the bank's unimpaired capital and unimpaired surplus. With certain exceptions, loans to an executive officer, other than loans for the education of the officer's children and certain loans secured by the officer's residence, may not exceed the greater of $25,000 or 2.5% of the savings association's unimpaired capital and unimpaired surplus, but in no event more than $100,000. Regulation O also requires that any proposed loan to an insider or a related interest of that insider be approved in advance by a majority of the board of directors of the savings association, with any interested director not participating in the voting, if such loan, when aggregated with any existing loans to that insider and the insider's related interests, would exceed either $500,000 or the greater of $25,000 or 5% of the savings association's unimpaired capital and surplus. Generally, such loans must be made on substantially the same terms as, and follow credit underwriting procedures that are no less stringent than, those that are prevailing at the time for comparable transactions with other persons and must not present more than a normal risk of collectibility.

An exception is made for extensions of credit made pursuant to a benefit or compensation plan of a bank that is widely available to employees of the savings association and that does not give any preference to insiders of the association over other employees of the association.

The Patriot Act. In response to the terrorist attacks of September 11, 2001, Congress adopted the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, (the "Patriot Act"). The Patriot Act gives the federal government new powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing, and broadened anti-money laundering requirements. By means of amendments to the Bank Secrecy Act, Title III of the Patriot Act takes measures intended to encourage information sharing among bank regulatory agencies and law enforcement bodies. Further, certain provisions of Title III impose affirmative obligations on a broad range of financial institutions, including banks and savings associations.

Among other requirements, Title III of the Patriot Act imposes the following requirements with respect to financial institutions:

- All financial institutions must establish anti-money laundering programs that include, at minimum; (a) internal policies, procedures, and controls; (b) specific designation of an anti-money laundering compliance officer; (c) ongoing employee training programs, and (d) an independent audit function to test the anti-money laundering program.

- The Secretary of the Treasury, in conjunction with other bank regulators, may issue regulations that provide for minimum standards with respect to customer identification at the time new accounts are opened.

- Financial institutions that establish, maintain, or manage private banking accounts or correspondent accounts in the United States for non-United States persons or their representatives (including foreign individuals visiting the United States) must establish appropriate, specific, and, where necessary, enhanced due diligence policies, procedures, and controls designed to detect and report money laundering.

- Financial institutions are prohibited from establishing, maintaining, administering or managing correspondent accounts for foreign shell banks (foreign banks that do not have a physical presence in any country), and will be subject to certain recordkeeping obligations with respect to correspondent accounts of foreign banks.

- Bank regulators are directed to consider a holding company's effectiveness in combating money laundering when ruling on Federal Reserve Act and bank merger applications.

Bank Mutual Corporation Regulation

Holding Company Regulation

Bank Mutual Corporation is registered with the OTS as a unitary savings and loan holding company and therefore, is subject to regulation and supervision by the OTS. The OTS has enforcement authority over the Company and its non-savings institution subsidiaries. Among other things, this authority permits the OTS to restrict or prohibit activities that are determined to be a risk to the Bank.

The Company is limited to those activities permissible for financial holding companies because it is not a grandfathered unitary holding company. A financial holding company may engage in activities that are financial in nature, including underwriting equity securities and insurance, incidental to financial activities or complementary to a financial activity.

Federal law prohibits a savings and loan holding company, directly or indirectly, from acquiring control of another savings institution or holding company thereof, without prior written approval of the OTS. It also prohibits the acquisition or retention of, with specified exceptions, more than 5% of the equity securities of a company engaged in activities that are not closely related to banking or financial in nature or acquiring or retaining control of an institution that is not federally insured. In evaluating applications by holding companies to acquire savings institutions, the OTS must consider the financial and managerial resources, future prospects of the savings institution involved, the effect of the acquisition on the risk to the insurance fund, the convenience and needs of the community and competitive factors.

Federal Securities Laws

Bank Mutual Corporation common stock is registered with the SEC under the Securities Exchange Act of 1934. The Company is therefore subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act.

Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act of 2002 was adopted in response to public concerns regarding corporate accountability in connection with the accounting and corporate governance scandals at several prominent companies. The stated goals of the Sarbanes-Oxley Act are to increase corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. The Sarbanes-Oxley Act was the most far-reaching recent U.S. securities legislation. It applies to all public companies, including the Company, that file periodic reports with the SEC, under the Securities Exchange Act.

The Sarbanes-Oxley Act includes very specific additional disclosure requirements and new corporate governance rules, requires the SEC and national securities exchanges and associations to adopt extensive additional disclosure, corporate governance and other related rules and mandates further studies of certain issues by the SEC, and increases penalties for violation. The Sarbanes-Oxley Act represents significant federal involvement in matters traditionally left to state regulatory systems, such as the regulation of the accounting profession, and to state corporate law and corporate governance, such as the relationship between a board of directors and management, between a board of directors and its committees, and the corporation and its shareholders. The Sarbanes-Oxley Act also mandated that the SEC adopt various implementing rules. Because some OTS accounting and governance regulations also refer to the SEC's regulations, the Sarbanes-Oxley Act also affects the Bank.

Acquisition of Bank Mutual Corporation

Under federal law, no person may acquire control of the Company or the Bank without first obtaining the approval of such acquisition of control by the OTS. Under the federal Change in Bank Control Act and the Savings and Loan Holding Company Act, any person, including a company, or group acting in concert, seeking to acquire 10% or more of the outstanding shares of the Company must file a notice with the OTS. In addition, any person or group acting in concert seeking to acquire more than 25% of the outstanding shares of the Company's common stock will be required to obtain the prior approval of the OTS. Under regulations, the OTS generally has 60 days within which to act on such applications, taking into consideration certain factors, including the financial and managerial resources of the acquiror, the convenience and needs of the communities served by the Company and the Bank, and the antitrust effects of the acquisition.

Federal and State Taxation

Federal Taxation. The Company and its subsidiaries file a calendar year consolidated federal income tax return, reporting income and expenses using the accrual method of accounting.

The federal income tax returns for the Company's subsidiaries have been examined and audited or closed without audit by the Internal Revenue Service for tax years through 1999.

Depending on the composition of its items of income and expense, the Company may be subject to alternative minimum tax ("AMT") to the extent AMT exceeds the regular tax liability. AMT is calculated at 20% of alternative minimum taxable income ("AMTI"). AMTI equals regular taxable income increased by certain tax preferences, including depreciation deductions in excess of allowable AMT amounts, certain tax-exempt interest income and 75% of the excess of adjusted current earnings ("ACE") over AMTI. ACE equals AMTI adjusted for certain items, primarily accelerated depreciation and tax-exempt interest. The payment of AMT would create a tax credit, which can be carried forward indefinitely to reduce the regular tax liability in future years.

State Taxation. Under current law, the state of Wisconsin imposes a corporate franchise tax of 7.9% on the separate taxable incomes of the members of our consolidated income tax group except our Nevada subsidiaries. Presently, the income of the Nevada subsidiaries is only subject to taxation in Nevada, which currently does not impose a corporate income or franchise tax. However, see "Management's Discussion and Analysis of Financial Condition—Comparisons of Operating Results for the Years Ended December 31, 2007 and 2006—Income Taxes" in Item 7 for a discussion of Wisconsin tax developments relating to these subsidiaries.

Item 1A. Risk Factors.

In addition to the various factors discussed and cautionary statements set forth elsewhere in this report (particularly in "Business-Cautionary Factors" in Item 1 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7), you should consider carefully the following risk factors when evaluating our performance, condition and outlook, and any investment of our securities..

The Current Interest Rate Environment Is Having an Adverse Impact on Our Net Interest Income

From June 2004 through June 2006 the Federal Reserve Federal Open Market Committee increased the Federal Funds target rate 17 times for an aggregate increase of 425 basis points. Beginning in August 2007, it decreased the Federal Funds target rate six times for an aggregate decrease of 275 basis points.

An environment of changing interest rates can make it difficult for us to coordinate the timing and amount of changes in the rates of interest we pay (such as on deposits and borrowings) with the rates of interest we earn (such as on loans and securities). Since the period of frequent interest rate increases and decreases began in mid-2004, in many circumstances we have been unable to offset, in a similar time frame, the changes in the interest rates we pay with those that we earn.

During some periods of increasing interest rates, depending upon competitive circumstances and our asset and liability portfolio, we are not able to increase the rates of interest we earn as quickly as the rates that we pay. As a result, our net interest income, and consequently our net income, has declined. A continuation of these trends would have a similar effect on future income.

Conversely, when interest rates decrease, the rates of interest we pay could decrease less quickly than the rates we receive. This could also cause our profits to decrease. While decreasing interest rates would likely increase the value of our mortgage-related securities and investment securities and may increase demand for loans, these decreases would also make it more attractive for borrowers to refinance their existing loans, which could then reduce our interest income.

Increases in Market Interest Rates Are Also Likely to Adversely Affect Equity

As of December 31, 2007, we owned $1.1 billion of securities available-for-sale. Generally accepted accounting principles require that we carry these securities at fair value on our balance sheet. Unrealized gains or losses on these securities, reflecting the difference between the fair market value and the amortized cost, net of its tax effect, are carried as a component of shareholders' equity. When market rates of interest increase, the fair value of our securities available-for-sale generally decreases and equity correspondingly decreases. When rates decrease, fair value generally increases and shareholders' equity correspondingly increases. As of December 31, 2007, Bank Mutual Corporation's available-for-sale portfolio had a gross unrealized loss of $10.1 million because fair value was $1.10 billion and amortized cost was $1.11 billion.

If Our Allowance for Loan Losses Is Not Sufficient to Cover Actual Loan Losses, Our Earnings Could Decrease

Our loan customers may not repay their loans according to the terms of the loans and the collateral securing the payment of these loans may be insufficient to pay any remaining loan balance. A general slowdown in the economy or a recession may affect our borrowers' ability to repay their loan obligations which could lead to increased loan losses or provisions. We therefore may experience significant loan losses, which could have a material adverse effect on our operating results.

Material additions to our allowance for loan losses also would materially decrease our net income and the charge-off of loans may cause us to increase the allowance for loan losses. We make various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. We rely on our loan quality reviews, our experience and our evaluation of economic conditions, among other factors, in determining the amount of the allowance for loan losses. If our assumptions prove to be incorrect, our allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, resulting in additions to our allowance.

Our emphasis on a diverse loan portfolio has been one of the more significant factors we have taken into account in evaluating our allowance for loan losses and provisions for loan losses. If we were to further increase the amount of loans in our portfolio other than traditional one-to four- family real estate loans, we may decide to make increased provisions for loan losses. In addition, bank regulators periodically review our allowance for loan losses and may require us to increase our provisions for loan losses or recognize further loan charge-offs.

Softness in the Real Estate Market May Affect Collateral Values and Our Results.

Our market areas have seen a recent stabilizing, and even softening, in real estate prices. A decline in real estate values would affect the value of the collateral securing our mortgage loans. That decrease in value could in turn lead to increased losses on loans in the event of foreclosures. Increased losses would affect our loan loss allowance, and may cause us to increase our provision for loan losses resulting in a charge to earnings.

Some of Our Lending Activities Are in Riskier Credits than One-to Four- Family Real Estate Loans

We have identified commercial real estate, commercial business, construction and development and consumer loans as areas for lending emphasis. While lending diversification in being pursued for the purpose of increasing net interest income, non-residential and construction and development loans historically have carried greater risk of payment default than residential real estate loans. As the volume of these loans increase, credit risk increases. In the event of substantial borrower defaults, our provision for loan losses would increase and assets would be written off, and therefore, earnings would be reduced.

Low Demand for Real Estate Loans May Lower Our Profitability

Making loans secured by real estate, including one- to-four family and commercial real estate is our primary business and primary source of revenue. If customer demand for real estate loans decreases, our profits may decrease because our alternative investments, primarily securities, earn less income for us than real estate loans. Customer demand for loans secured by real estate could be reduced by a weaker economy, an increase in unemployment, a change in real estate values, or an increase in interest rates.

Wisconsin Tax Developments Could Reduce Our Net Income

Like many Wisconsin financial institutions, we have non-Wisconsin subsidiaries which hold and manage investment assets and some loans, the income on which has not been subject to Wisconsin tax. The Wisconsin Department of Revenue has instituted an audit program specifically aimed at out-of-state subsidiaries. The Department has asserted the position that some or all of the income of the out-of-state subsidiaries is taxable in Wisconsin. The Department is conducting audits of many Wisconsin banks; its audit of Bank Mutual, for the years 1997 to 2001, has not yet been concluded and continues to be pursued. The Department has not asserted a claim against the Bank or its subsidiaries. Similar claims could be made by the Department relating to subsequent periods.

Depending upon the terms and circumstances, an adverse resolution of these matters could result in additional Wisconsin tax obligations for prior periods and/or higher Wisconsin taxes going forward, with substantial negative impact on the earnings of the Company. Although the Company believes it has reported income and paid Wisconsin taxes in accordance with applicable legal requirements, and the Department's long standing interpretations thereof, the Company's position may not prevail in court or other actions may occur which give rise to liabilities. We also may incur further costs in the future to address and defend these issues. See. "Managements' Discussion and Analysis of Financial Condition and Results of Operations – Income Taxes in Item 7."

Economic Conditions and World Events Could Affect Our Earnings

The effects of decreases in short term rates may not be able to be fully reflected in rates paid to depositors as quickly at in rates charged to borrowers, thus could create a drag on our ability to improve our net interest margin. Also, a slow-down in the economy could result in reduced consumer confidence which could lead consumers to reduce their purchases and they reduce loan demand.

At the same time, long-term rates are rising in the bond market, reflecting the view that both growth and inflation may pick up later this year and into 2009, as well as fears about bad debt. Inflation concerns may cause the FOMC to reverse course and raise short-term interest rates which would also affect our ability to improve our net interest margin

We, and the economy as a whole, may be affected by future world events, such as acts of terrorism, developments in the war on terrorism, conflict in the Middle East and other international situations, and by natural disasters.

Strong Competition Within Our Market Area May Reduce Our Customer Base

We encounter strong competition both in attracting deposits and originating real estate and other loans. We compete with commercial banks, savings institutions, mortgage banking firms, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms. Our market area includes branches of several commercial banks that are substantially larger than us in terms of deposits and loans. For example, almost half of the deposits in the Milwaukee market area are held by two large commercial banks. In addition, tax-exempt credit unions operate in most of our market area and aggressively price their products and services to a large part of the population. If our competitors succeed in attracting business from our customers, our deposits and loans could be reduced, which would likely affect our earnings.

Our Ability to Grow May Be Limited if We Cannot Make Acquisitions

In an effort to fully deploy the capital we raised in our 2003 offering, we continue to seek to expand our banking franchise by opening new offices, growing internally and by acquiring other financial institutions or branches and other financial services providers. Our ability to grow through selective acquisitions of other financial institutions or branches will depend on successfully identifying, acquiring, and integrating those institution or branches. We have not made any acquisitions to date, as we have not identified acquisitions on which we were able to reach an agreement on terms which we believed were appropriate and/or which met our criteria. We cannot assure you that we will be able to generate internal growth or identify attractive acquisition candidates, make acquisitions on favorable terms or successfully integrate any acquired institutions or branches.

We Have Significant Intangible Assets Which We May Need to Write Off (Expense) in the Future

We have approximately $52.6 million in goodwill, $2.4 million in other intangible assets and $4.7 million of mortgage servicing rights as of December 31, 2007. We continue to amortize the other intangible assets over seven to fifteen years and evaluate the mortgage servicing rights for impairment on a monthly basis. We periodically evaluate goodwill and the other intangible assets for impairment. At some point in the future, our intangible assets could become impaired and we would need to write them off as a reduction to earnings in the period in which they became impaired.

We Are Subject to Security and Operational Risks Relating to Our Use of Technology that Could Damage Our Reputation and Our Business

Security breaches in our internet, telephonic or other electronic banking activities could expose us to possible liability and damage our reputation. Any compromise of our security also could deter customers from using our internet banking services that involve the transmission of confidential information. We rely on standard internet and other security systems to provide the security and authentication necessary to effect secure transmission of data. These precautions may not protect our systems from compromises or breaches of our security measures that could result in damage to our reputation and our business.

Additionally, we outsource our data processing to third parties. If our third party providers encounter technological or other difficulties or if we have difficulty in communicating with those third party processors, it will significantly affect our ability to adequately process and account for customer transaction, which would significantly affect our business operations.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The Company and its subsidiaries conducts its business through its executive office, an operations center and 78 banking offices, which had an aggregate net book value of $47.8 million as of December 31, 2007. The following table shows the location of our offices, whether they are owned or leased, and the expiration date of the leases for the leased offices.

Location	Original Date Leased or Acquired	Leased or Owned*	Location	Original Date Leased or Acquired	Leased or Owned*
Executive Office:					
4949 West Brown Deer Road Brown Deer, WI 53223	1991	Owned			
		Southeast Region:			
Milwaukee Metro Area:					
Bayshore Town Center 5784 N. Port Washington Road Glendale, WI 53217	1971	Leased (2018)	Brookfield 17100 W. Capitol Drive Brookfield, WI 53005	1973**	Owned
Brookfield Square 400 N. Moorland Road Brookfield, WI 53005	1975	Leased (2016)	Brown Deer 4801 W. Brown Deer Road Brown Deer, WI 53223	1979	Owned
Capitol Drive 8050 W. Capitol Drive Milwaukee, WI 53222	1976	Owned	Cedarburg W62 N248 Washington Avenue Cedarburg, WI 53012	1978**	Leased (2008)
Downtown 510 E. Wisconsin Avenue Milwaukee, WI 53202	1955	Owned	Grafton 2030 Wisconsin Avenue Grafton, WI 53024	1978	Owned
Howell Avenue 3847 S. Howell Avenue Milwaukee, WI 53207	1977	Owned	Mayfair Mall 2600 N. Mayfair Road Wauwatosa, WI 53226	2001	Leased (2011)
Menomonee Falls W178 N9379 Water Tower Place Menomonee Falls, WI 53051	2003	Owned	Mequon 11249 N. Port Washington Road Mequon, WI 53092	1970**	Owned
Oak Creek 8780 S. Howell Avenue Oak Creek, WI 53154	1972	Owned	Oklahoma Avenue 6801 W. Oklahoma Avenue Milwaukee, WI 53219	1982	Owned
Sherman Park 4812 W. Burleigh Street Milwaukee, WI 53210	1950**	Owned	Southgate 3340 S. 27th Street Milwaukee, WI 53215	1967	Owned
Southridge Mall 5300 S. 76th Street Greendale, WI 53129	1978	Leased (2009)	Thiensville 208 N. Main Street Thiensville, WI 53092	1960**	Owned
Waukesha – Grandview Plaza 1870 Meadow Lane Pewaukee, WI 53072	2005	Owned	Waukesha – Meadowbrook 3212 Fiddlers Creek Drive Waukesha, WI 53188	2006	Owned
West Allis 10296 W. National Avenue West Allis, WI 53227	1976	Owned	West Bend 1526 S. Main Street West Bend, WI 53095	2006	Owned
Racine/Kenosha Area:					
Kenosha 6310 South Green Bay Rd. Kenosha, WI 53142	2007	Owned	Racine – Douglas Avenue 5133 Douglas Ave. Racine, WI 53402	2005	Owned
Racine – Regency Mall 3039 S. Green Bay Road Racine, WI 53406	2005	Owned			

Location	Original Date Leased or Acquired	Leased Or Owned	Location	Original Date Leased or Acquired	Leased or Owned
Additional Southeast Locations:					
Madison Area:					
Downtown 23 S. Pinckney Street Madison, WI 53703	1980	Leased (2008)	West 5521 Odana Road Madison, WI 53719	1982	Leased (2011)
Middleton 6209 Century Avenue Middleton, WI 53562	1978	Owned	Monona 5320 Monona Drive Monona, WI 53716	1981	Owned
Sheboygan Area: Sheboygan 801 N. 8th Street Sheboygan, WI 53081	1973	Owned	Sheboygan Motor Bank 730 N. 9th Street Sheboygan, WI 53081	1984	Owned
Beaver Dam: 130 W. Maple Avenue Beaver Dam, WI 53916	1975	Owned	**Beloit:** 3 Beloit Mall Shopping Center Beloit, WI 53511	1971	Leased (2012)
Berlin: 103 E. Huron Street Berlin, WI 54923	1973	Owned	**Fond du Lac:** W6606A Highway 23 Fond du Lac, WI 54937	2000	Owned
Janesville: 2111 Holiday Drive Janesville, WI 53545	1973	Owned	**Portage:** 145 E. Cook Street Portage, WI 53901	1976	Owned
Northeast Region:					
Greater Green Bay Area: 201 N. Monroe Avenue Green Bay, WI 54301-4995	1975**	Owned	2255 University Avenue Green Bay, WI 54308-8046	1970**	Owned
2357 S. Oneida Street Green Bay, WI 54304-5286	1971**	Owned	2603 Glendale Avenue Green Bay, WI 54313-6823	1986**	Owned
2370 East Mason Street Green Bay, WI 54302-3347	1985**	Owned	2424 West Mason Street Green Bay, WI 54303-4711	1992**	Owned
749 Main Avenue De Pere, WI 54115-5190	1972**	Owned	330 North Broadway De Pere, WI 54115-5250	1979**	Owned
201 West Walnut St. (Operations Center) Green Bay, WI 54303	1999**	Leased (2009)			
Fox Valley Area: **Appleton** 4323 W. Wisconsin Avenue Fox River Mall Appleton, WI 54913	1985	Leased (2009)	**Neenah** 101 W. Wisconsin Avenue Neenah, WI 54956	1974	Owned
Marinette Area: 830 Pierce Avenue Marinette, WI 54143-0318	1972**	Owned	**Pine Tree Mall** 2314 Roosevelt Road Marinette, WI 54143-0345	1978**	Leased (2008)
Brillion: 314 N. Main Street Brillion, WI 54110-1198	1973**	Owned	**Crivitz:** 315 Highway 141 Crivitz, WI 54114-0340	1985**	Owned
Hortonville: 209 South Nash Street Hortonville, WI 54944	1979**	Owned	**Kiel:** 622 Fremont Street Kiel, WI 53042-1321	1970**	Owned

Location	Original Date Leased or Acquired	Leased Or Owned*	Location	Original Date Leased or Acquired	Leased Or Owned*
Additional Northeast Location:					
New Holstein: 2205 Wisconsin Avenue New Holstein, WI 53061-1291	1976**	Owned	**New London:** 101 Park Street New London, WI 54961	1969**	Owned
Peshtigo: 616 French Street Peshtigo, WI 54157-0193	1975**	Owned	**Shawano:** 835 E. Green Bay Avenue Shawano, WI 54166-0396	1981**	Owned
Sturgeon Bay: 1227 Egg Harbor Road Sturgeon Bay, WI 54235-0068	1978**	Owned			
Northwest Region:					
Eau Claire: Downtown 319 E. Grand Avenue Eau Claire, WI 54701	1968**	Owned	Mall 2812 Mall Drive Eau Claire, WI 54701	1972**	Owned
Gordy's Country Market 2717 Birch Street Eau Claire, WI 54703	1996**	Leased (2010)	North Clairemont 3250 N. Clairemont Ave. Eau Claire, WI 54703	2007	Owned
Pinehurst 2722 Eddy Lane Eau Claire, WI 54703	1986**	Owned			
Chippewa Falls Area: Downtown 35 W. Columbia Chippewa Falls, WI 54729	1975**	Owned	Falls Pick'N Save 303 Prairie View Road Chippewa Falls, WI 54729	1995**	Leased (2010)
Menomonie Area: Downtown 717 Main Street Menomonie, WI 54751	1967**	Owned	North 2409 Hills Ct. N.E Menomonie, WI 54751	1978**	Owned
Barron: 1512 E. Division Ave. (Hwy. 8) Barron, WI 54812	1995**	Owned	**Bloomer:** 1203 17th Avenue Bloomer, WI 54724	1995**	Owned
Cornell: 422 Main Street Cornell, WI 54732	1980**	Leased (month to month)	**Ellsworth:** 385 W. Main Street Ellsworth, WI 54011	1975**	Owned
Hayward: 10562 Kansas Avenue Hayward, WI 54843	1984**	Owned	**Hudson:** 2000 Crestview Drive Hudson, WI 54016	1979**	Owned
Rice Lake: 2850 Pioneer Avenue Rice Lake, WI 54868	1979**	Owned	**Spooner:** 500 Front Street Spooner, WI 54801	1995**	Owned
St. Croix Falls: 144 Washington Street N St. Croix Falls, WI 54024	1980**	Owned	**Stanley:** 118 N. Broadway Stanley, WI 54768	1978**	Owned
Woodbury, Minnesota: 8420 City Centre Drive Woodbury, MN 55125	1995**	Owned			

* If a leased property, the chart also shows year of lease expiration.

** Date originally opened by an institution which was acquired by the Bank.

In addition, the Bank owns five parcels of undeveloped land in Brown Deer, Wisconsin through its MC Development subsidiary and one parcel of undeveloped land in Oconomowoc, Wisconsin. The 15 acre Brown Deer parcel is comprised of five lots consisting of 1.2 to 4.3 acres and was part of a larger property that was acquired in 1988 to accommodate the construction of a new corporate headquarters building. Each of the lots is available for sale and is designed to accommodate 60,000 to 75,000 square foot office buildings. The net book value of the four lots is $1.6 million.

MC Development's 50% owned joint venture, Arrowood Development, started development of the 318 acre site in Oconomowoc in 2006. During the second quarter of 2007, Arrowood sold approximately 30 acres of land and in conjunction with the sale built a parkway that is located between the sold parcel and the land being developed into single family lots. No further development of the single family site has been commenced because of the over-supply of lots currently available in the Oconomowoc area. The development of the site will be closely monitored in 2008 and further development will depend on the prospects for sales in the area.

Item 3. Legal Proceedings

The Bank is not involved in any pending legal proceedings other than routine legal proceedings occurring in the ordinary course of business. We believe that these routine legal proceedings, in the aggregate, are immaterial to our financial condition and results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

Not applicable.

Executive Officers of the Registrant

The table below sets forth certain information regarding the persons who have been determined, by our board of directors, to be executive officers of the Company.

Name and Age	Offices and Positions with Bank Mutual Corporation and the Bank*	Executive Officer Since (1)
Michael T. Crowley, Jr., 65	Chairman, President and Chief Executive Officer of Bank Mutual Corporation and the Bank (2)	1968
Eugene H. Maurer, Jr., 62	Senior Vice President, Secretary and Interim Chief Financial Officer since 2008 of Bank Mutual Corporation, Senior Vice President, Chief Financial Officer, Treasurer and Secretary of the Bank (3)	1982
Marlene M. Scholz, 62	Senior Vice President and principal accounting officer of Bank Mutual Corporation; Senior Vice President and Controller of the Bank	1981
P. Terry Anderegg, 57	Senior Vice President—Retail Operations of the Bank (4)	1993
Christopher J. Callen, 64	Senior Vice President—Lending of the Bank (4)	1998

* Excluding directorships and excluding positions with Bank subsidiaries. Those positions do not constitute a substantial part of the officers' duties.

(1) Indicates date when individual first held an executive officer position with the Bank. Each of these persons, other than Mr. Anderegg and Mr. Callen, became a Bank Mutual Corporation executive officer in 2000 and, except as indicated, has held these positions since that time.

(2) Michael Crowley, Jr. became president of Bank Mutual Corporation in 2003 and Chairman of the Bank in 2005.

(3) Mr. Maurer became Interim Chief Financial Officer of Bank Mutual Corporation in January 2008 upon the retirement of Rick B. Colberg.

(4) This position has been considered to be an executive officer position of Bank Mutual Corporation since 2003, as a result of the merger of the subsidiary banks.

Part II

Item 5. Market for Registrant's Common Equity Related Stockholder Matters and Issuer Purchase of Equity Securities

The common stock of the Company is traded on The Nasdaq Global Select Market[SM] under the symbol "BKMU."

As of February 29, 2008, there were 48,605,080 shares of common stock outstanding and approximately 5,564 shareholders of record. We paid a total cash dividend of $0.33 per share in 2007.

We anticipate that we will continue to pay quarterly cash dividends on our common stock, although there can be no assurance that payment of such dividends will continue or that they will not be reduced. The payment of dividends in the future is discretionary with our board of directors and will depend on our operating results and financial condition, regulatory limitations, tax considerations and other factors.

Interest on deposits will be paid prior to payment of dividends on Bank Mutual Corporation's common stock.

Our common stock trades on The Nasdaq Global Select Market[SM]. The high and low trading prices from January 1, 2005 through December 31, 2007, by quarter, and the dividends paid in each quarter, were as follows:

COMMON STOCK TRADING PRICE RANGE
(High and Low Sales Price)

	2007		2006	
	High	Low	High	Low
1st Quarter	$12.37	$10.94	$12.00	$10.51
2nd Quarter	$12.04	$10.93	$12.45	$11.00
3rd Quarter	$12.24	$10.25	$12.76	$11.75
4th Quarter	$12.25	$9.68	$12.71	$12.71

CASH DIVIDENDS PAID

	2007	2006
1st Quarter	$0.080	$0.070
2nd Quarter	$0.080	$0.070
3rd Quarter	$0.085	$0.075
4th Quarter	$0.085	$0.075
	$0.330	$0.290

A cash dividend of $0.09 per share was paid on March 3, 2008 to shareholders of record on February 14, 2008. The cash dividend, on an annualized basis, represents a 9.1% increase over the cash dividends paid in 2007.

During the first two months of 2008, Bank Mutual Corporation's common stock sales price ranged between $12.32 to $10.05 per share, and closed on February 29, 2008 at $10.75 per share

During 2007, Bank Mutual Corporation repurchased 10,820,448 shares of its common stock at an average price of $11.15 per share.

The following table provides the specified information about the repurchases of shares by the Company during the fourth quarter of 2007.

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may be purchased under the recent plans or programs*
October 1 to 31, 2007	712,534	$11.08	703,736	126,864
November 1 to 30, 2007	1,134,864	10.36	1,134,864	1,992,000
December 1 to 31, 2007	1,754,900	10.20	1,754,900	2,237,100
Total.	3,602,298	$10.43	3,593,500	

* At period end.

The shares not purchased as part of the publicly announced program were existing owned shares used by option holders in payment of the purchase price and/or tax withholding obligations in connection with the exercise of stock options under the Company's 2001 Stock Incentive Plan. The "price" used for these purposes is the fair market value of those shares on the date of purchase.

On November 5, 2007, a sixth stock repurchase plan was authorized which allows for 3.0 million shares to be repurchased. On December 17, 2007, the Company's board of directors amended that stock repurchase plan to allow an additional 2.0 million shares to be repurchased.

At February 29, 2008, 609,600 shares remain to be repurchased in the stock repurchase plan.

PERFORMANCE GRAPH

Set forth below is a line graph comparing the cumulative total shareholder return on Company common stock, based on the market price of the common stock and assuming reinvestment of cash dividends, with the cumulative total return of companies on the NASDAQ Stock Market U.S. Index, and the SNL Midwest Thrift Index. The graph assumes that $100 was invested on December 31, 2002 in Company common stock and each of those indices.

Bank Mutual Corporation



Total Return Performance
Bank Mutual Corporation
NASDAQ Composite
SNL Midwest Thrift Index
Index Value
250
200
150
100
50
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07

	Period Ending					
Index	**12/31/02**	**12/31/03**	**12/31/04**	**12/31/05**	**12/31/06**	**12/31/07**
Bank Mutual Corporation	100.00	183.13	198.85	177.15	207.42	186.37
NASDAQ US Stock Market Index	100.00	150.01	162.89	165.13	180.85	198.60
SNL Midwest Thrift Index	100.00	138.93	153.42	149.92	170.16	143.72

Item 6. Selected Financial Data

Selected Financial Highlights

The following table provides selected financial data for Bank Mutual Corporation for its past five fiscal years. The data is derived from the Company's audited financial statements, although the table itself is not audited. The following data should be read together with the Company's consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7.

	At December 31,				
	2007	2006	2005	2004	2003
	(In thousands except number of shares and per share amounts)				
Selected Financial Condition Data:					
Total assets	$3,488,046	$3,451,385	$3,431,377	$3,445,299	$3,108,527
Loans receivable, net	1,994,556	2,024,325	1,990,492	1,875,885	1,712,278
Loans held for sale	7,952	3,787	2,312	4,987	4,056
Securities available-for-sale, at fair value:					
Investment securities	99,450	48,290	63,361	68,753	67,854
Mortgage-related securities	1,099,922	1,064,851	1,087,816	1,266,224	1,053,349
Foreclosed properties and repossessed assets	3,687	1,231	708	1,621	630
Goodwill	52,570	52,570	52,570	52,570	52,570
Other intangible assets	2,428	3,089	3,750	4,412	5,073
Mortgage servicing rights	4,708	4,653	4,771	4,542	4,698
Deposits	2,112,968	2,158,641	2,086,822	1,982,881	2,052,290
Borrowings	912,459	705,025	765,796	761,525	299,491
Shareholders' equity	430,035	533,779	544,374	670,454	731,080
Tangible shareholders' equity	371,303	474,706	484,786	610,698	670,771
Number of shares outstanding – net of treasury stock	49,834,756	60,277,087	62,325,268	73,485,113	78,775,779
Book value per share	8.63	8.86	8.73	9.12	9.28
Tangible book value per share	7.45	7.88	7.78	8.31	8.51

	For the Year Ended December 31,				
	2007	2006	2005	2004	2003
	(In thousands except per share amount)				
Selected Operating Data:					
Total interest income	$182,468	$173,871	$164,210	$148,921	$141,070
Total interest expense	113,771	99,091	77,231	58,498	69,482
Net interest income	68,697	74,780	86,979	90,423	71,588
Provision for loan losses	(272)	632	541	1,330	1,304
Net interest income after provision for loan losses	68,969	74,148	86,438	89,093	70,284
Total noninterest income	20,961	17,568	17,441	16,175	19,618
Noninterest expense:					
Amortization of goodwill	-	-	-	-	-
Amortization of other intangible assets	661	661	661	661	661
Total noninterest expense	63,543	61,311	60,837	60,082	55,608
Minority interest income in real estate operations	392	-	-	-	-
Income before income taxes	25,995	30,405	43,042	45,186	34,294
Income tax expense	8,892	9,808	15,016	15,632	11,695
Net income	$17,103	$20,597	$28,026	$29,554	$22,599
Earnings per share-basic	$0.32	$0.35	$0.44	$0.39	$0.30
Earnings per share-diluted	$0.31	$0.34	$0.43	$0.38	$0.29
Cash dividends paid per share	$0.33	$0.29	$0.25	$0.18	$0.12

	At or for the Year Ended December 31,				
	2007	2006	2005	2004	2003
Selected Financial Ratios:					
Net interest margin (1)	2.07%	2.25%	2.62%	3.00%	2.58%
Net interest rate spread	1.57	1.72	2.15	2.44	2.17
Return on average assets	0.49	0.59	0.80	0.93	0.76
Return on average shareholders' equity	3.57	3.89	4.84	4.10	5.45
Return on average tangible shareholders' equity(2)	4.07	4.38	5.39	4.47	6.30
Efficiency ratio, excluding amortization of goodwill (3)	70.87	66.39	58.26	56.36	60.97
Noninterest expense (excluding amortization of goodwill) as a percent of adjusted average assets	1.81	1.77	1.74	1.88	1.88
Shareholders' equity to total assets	12.33	15.47	15.86	19.46	23.52
Tangible shareholders' equity to adjusted total assets (4)	10.83	13.99	14.38	18.04	22.01
Selected Asset Quality Ratios:					
Non-performing loans to loans receivable, net	0.65%	0.72%	0.29%	0.33%	0.61%
Non-performing assets to total assets	0.48	0.46	0.19	0.23	0.35
Allowance for loan losses to non-performing loans	90.98	86.74	207.23	222.09	132.77
Allowance for loan losses to non-performing assets	70.80	79.95	184.81	176.46	125.17
Allowance for loan losses to total loans receivable, net	0.59	0.62	0.61	0.74	0.80
Charge-offs to average loans	0.03	0.01	0.12	0.07	0.02

(1) Net interest margin is calculated by dividing net interest income by average earnings assets.

(2) This ratio is calculated by dividing net income by total shareholders' equity minus goodwill, other intangible assets net of deferred taxes and mortgage servicing rights.

(3) Efficiency ratio is calculated by dividing noninterest expense by the sum of net interest income and noninterest income.

(4) The ratio is calculated by dividing total shareholders' equity minus goodwill, other intangible assets net of deferred taxes and mortgage servicing rights by the sum of total assets minus goodwill, other intangible assets net of deferred taxes and mortgage servicing rights.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Bank Mutual Corporation (which we sometimes refer to as "we" or the "Company") is a federally-registered unitary savings and loan bank holding company which holds all of the outstanding shares of Bank Mutual, a federal savings bank ("Bank Mutual" or the "Bank").

Comparisons of Financial Condition at December 31, 2007 and 2006

Assets

Bank Mutual Corporation's total assets at December 31, 2007, were $3.49 billion as compared to $3.45 billion at December 31, 2006. Total assets increased slightly in 2007 primarily as a result of growth in securities available-for-sale, partially offset by decreases in cash and cash equivalents, loans receivable and other assets.

Cash and cash equivalents decreased $6.5 million in 2007 primarily as a result of a decrease in cash and due from banks at December 31, 2007. The interest-earning deposits increase was the result of improved collection efforts of cash items.

Investment securities available-for-sale increased $51.2 million during 2007 as a result of purchasing additional investment securities and an increase in market value.

Mortgage-related securities available-for-sale increased $35.1 million in 2007 primarily as a result of purchasing additional mortgage-related securities and an increase in market value, partially offset by repayments. The current portfolio has a weighted average yield of approximately 4.73% at December 31, 2007. At December 31, 2007, we had $180.6 million of private label collateralized mortgage obligations ("CMOs") in our investment portfolio. Our private label CMOs have primarily fixed and adjustable rate one- to four- family mortgage loans as their underlying collateral. Private label CMOs have more credit risk than government agency CMOs. See "Business – Investment Activities Item 1."

The following table sets forth our mortgage, consumer and commercial loan originations and purchases:

	During the year ended December 31, 2007	2006
	(In thousands)	
Originations:		
Mortgage loans		
One- to four- family	$195,923	$208,524
Multi-family and commercial real estate	200,304	138,772
Consumer loans	119,319	158,690
Commercial business loans	45,862	42,888
Total loans originated	561,408	548,874
Purchases:		
Mortgage loans	76,619	157,399
Total loans originated and purchased	$638,027	$706,273

Loan originations increased $12.5 million in 2007 as compared to loan originations in 2006, primarily as a result of increased emphasis on loan originations. In 2007 one-to four- family loan originations decreased $12.6 million, or 6.0% and consumer loans decreased $39.4 million, or 24.8% because of higher interest rates, reduced home purchases and a slowing economy. Multi-family and commercial real estate loan origination increased $61.5 million, or 44.3% primarily due to the increased emphasis on originations. A majority of the consumer loan originations continued to be first and second mortgage loans. In addition, as we previously disclosed, we discontinued the origination of auto loans through SFC, our 50%-owned subsidiary, in May 2006. We decreased our purchases of mortgage loans during 2007 as a result of the opportunity for higher yields on investments and other loan originations. Properties securing all of the 2007 purchased mortgage loans are located in Wisconsin.

Commercial business loan originations increased $3.0 million or 6.9% in 2007 primarily as a result of the increased emphasis on commercial lending. We anticipate that we will continue our emphasis on commercial loans, investment real estate and to aid our asset and liability management and to aid in our overall profitability, although with somewhat more risk than traditional mortgage products.

Loans held for sale at December 31, 2007 as compared to December 31, 2006 increased $4.2 million as a result of increased fixed rate mortgage loan originations and our policy to sell most of the 15, 20 and 30 year fixed rate mortgage loans. In the second quarter of 2006, we began to retain certain 20 and 30 year fixed interest rate mortgage loans because those loans had characteristics which historically have indicated that they will be outstanding for a relatively short period of time.

Loans receivable decreased $29.8 million in 2007 as a result of a decrease in the one-to four-family, construction and development mortgage and consumer loan portfolios. The one-to four-family mortgage loan portfolio decreased $64.6 million, or 5.8% primarily as a result of increased fixed rate mortgage loan sales and reduced mortgage loan purchases from third parties and increased adjustable interest rate mortgage loan originations which are retained in the portfolio.

The multi-family portfolio increased $48.9 million or 31.0% primarily as a result of increased multi-family originations. Management continues to emphasize this portion of the loan portfolio. Specifically, we increased the number of loan officers.

Construction and development mortgage loans decreased $16.9 million or 9.0% primarily as a result of decreased one- to four-family and multi-family construction loan originations.

The commercial real estate portfolio increased $35.4 million or 21.2% primarily as a result of increased loan originations.

The consumer loan portfolio decreased $51.7 million or 12.0% primarily as a result of reduced consumer loan originations and the discontinuance of automobile originations through SFC. Historically, consumer loan originations decrease as residential mortgage loan originations decrease since many of our consumer loans are second mortgage loans and most second mortgages are cross-sold at the time of the first mortgage loan origination. In addition in May of 2006, we discontinued originating indirect automobile loans through our 50%-owned subsidiary, SFC. This decision decreased our automobile loan originations and the outstanding automobile loan portfolio and was in response to more profitable loan or investment alternatives.

The commercial business loan portfolio increased $1.7 million or 3.3% primarily as a result of increased emphasis on the commercial business loan program.. The competition to acquire and retain large commercial loans has also been intense with some of our commercial customers receiving interest rate offerings that we chose not to match. As a result, those loans were paid off or not originated.

Management expects to continue to emphasize consumer, non-residential mortgage loan, multi-family loan, and commercial business loan originations, as we believe they will continue to add to the overall profitability and aid in the management of interest rate risk. However, these loans can present higher credit risks than residential mortgage loans.

Goodwill resulted from the acquisitions of First Northern Capital Corp. ("First Northern") in 2000 and First Federal Bancshares of Eau Claire ("First Federal") in 1997. Under the Financial Accounting Standards Board ("FASB") Statement No. 142 "Goodwill and Other Intangible Assets" goodwill is tested at least annually for impairment. If goodwill is determined to be impaired, it will be expensed in the period in which it became impaired. No impairment of goodwill occurred in 2007, 2006 or 2005.

Other intangible assets are composed of core deposit base intangibles which were also the result of the First Northern and First Federal acquisitions. Other intangible assets are amortized over their expected life and tested for impairment at least annually.

Mortgage servicing rights are established on mortgage loans that we originate and sell. See "—Significant Accounting Policies" and "—Comparisons of Operating Results for Years Ended December 31, 2007 and 2006—Noninterest Income" below for a further discussion of mortgage servicing rights.

Other assets are comprised of the following:

	At December 31,	
	2007	2006
	(In thousands)	
Accrued Interest:		
Mortgage-related securities	$ 4,463	$ 4,207
Investment securities	687	12
Loans receivable	9,475	9,288
Total accrued interest	14,625	13,507
Foreclosed properties and repossessed assets	3,687	1,231
Premises and equipment	51,628	50,515
Federal Home Loan Bank stock, at cost	46,092	45,876
Bank owned life insurance	48,871	46,430
Prepaid and other	22,608	46,801
	$187,511	$204,360

Our foreclosed properties and repossessed assets increased to $3.7 million and non-performing loans decreased to $12.9 million at December 31, 2007 as compared to $1.2 million and $14.5 million at December 31, 2006, respectively. The decrease in non-performing loans was primarily due to the repayment of one non-performing commercial business loan in the first quarter of 2007. We believe that we continue to have good asset quality, particularly in our residential portfolio, and the homes, boats, recreational vehicles and other items that have been repossessed, are small in dollar amount in comparison to the size of our loan portfolio.

Premises and equipment increased $1.1 million in 2007 primarily as a result of adding two new offices. We anticipate that up to two new bank offices will be established in 2008. One effect of these new bank offices will be an increase to our premises and equipment depreciation expense.

Federal Home Loan Bank ("FHLB") of Chicago stock increased $216,000 because we purchased shares. FHLB of Chicago stock is redeemable at par. The FHLB of Chicago requires that its members own FHLB of Chicago stock as a condition for borrowing, and we increased our ownership because of increased borrowings outstanding. The FHLB of Chicago generally pays dividends not to exceed 90% of its adjusted core income, which is net income excluding gains or losses from non-recurring events. In 2007 the FHLB Chicago paid dividends on it's stock during the first three quarters that equaled approximately 2.9% or $998,000 in the aggregate, but suspended dividends in the fourth quarter of 2007 and so far the first quarter of 2008. This suspension of dividends was due the FHLB Chicago entering into a memorandum of understanding with its primary regulator the Federal Housing Finance Board ("the Board") which among other things restricted the dividends that the FHLB Chicago could pay without prior approval of the Board. See "Notes to Consolidated Financial Statements—Note 7. Borrowings."

Bank owned life insurance ("BOLI") is an asset that we use to partially offset the future cost of employee benefits. BOLI is long-term life insurance on the lives of certain current and past employees where the insurance policy benefits and ownership are retained by us. We value BOLI at the amount which we could obtain if we cashed in the policies at the current time. The cash value accumulation on BOLI is permanently tax deferred if the policy is held to the insured person's death and certain other conditions are met. We purchased an additional $25.0 million of BOLI in December of 2006 to help offset increased future employee benefit costs.

Prepaid and Other decreased primarily due to the settlement of a security purchased at December 31, 2006.

Liabilities

Deposits decreased $45.7 million in 2007 primarily as a result of an a decrease in certificates of deposit accounts, offset by a small increase in core deposit accounts, offset by a reduction in jumbo certificates of deposit and core deposits. At December 31, 2007, wholesale and jumbo CD deposits were $97.9 million as compared to $209.5 million at December 31, 2006. We utilize wholesale and jumbo deposits in lieu of retail deposits when they cost less, fit a specific maturity period or when deposits are needed very quickly. Our retail certificates of deposit increased $60.8 million and our core deposits (checking, savings and money market accounts) increased $5.1 million as a result of new offices and increased marketing efforts.

Our borrowings increased $207.4 million in 2007, as a result of our stock repurchase program and to a lesser degree to purchase additional available-for-sale securities. At December 31, 2007 $856 million of the total $912.5 million borrowings have a fixed interest rate but after an initial period of 6 months to 2 years can be called by the FHLB Chicago quarterly. While we expect that we would be able to refinance these borrowings with the FHLB, we cannot provide any assurances that we could do so or as to the terms on which any such refinancing could be made.

Shareholders' Equity

Shareholders' equity decreased $103.7 million in 2007 primarily as a result of the repurchase of shares, and dividends paid in 2007 offset by our net earnings.

We repurchased 10,820,448 shares in 2007 at an average price of $11.15 per share. On Deember 17, 2007, we modified the existing stock repurchase plan to allow us to repurchase an additional 2.0 million shares. Our existing repurchase plan, at December 31, 2007, had approximately 2.2 million shares authorized but not yet repurchased. In 2008, through February 29th, we have repurchased 1,627,500 shares, at an average price of $10.8681 per share. At February 29, 2008, we had 609,600 shares remaining to repurchase in our existing stock repurchase plan.

We increased our quarterly cash dividend to $0.08 per share for the first and second quarter of 2007, and again increased our cash dividend to $0.085 per share for the third and fourth quarter of 2007. The dividend payout ratio for 2007 was 100.7%, and total dividends paid during the year were $17.2 million. In February 2008, we further increased our quarterly dividend to $0.09 per share. Total dollars paid in dividends will not increase proportionately as a result of our share repurchases.

Accumulated other comprehensive income increased $9.4 million in 2007 primarily as a result of the increased fair market value of our mortgage-related securities. Accumulated other comprehensive income reflects the difference between the net current value of securities available for sale and the book value of those securities, net of tax, and any unfunded supplemental non-qualified benefit plan obligation, net of tax.

Our shareholders' equity to total assets ratio at December 31, 2007 was 12.3% as compared to 15.5% at December 31, 2006.

Average Balance Sheet and Yield/Rate Analysis

The following tables present, for the periods indicated, the total dollar amount of interest income from average interest-earning assets, the resultant yields, and the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made since we do not have any tax exempt investments. Average balances are derived from average daily balances. The yield on securities available-for-sale is included in investment securities and mortgage-related securities and yields are calculated on the historical basis. The yields and rates are established by dividing income or expense dollars by the average balance of the asset or liability.

AVERAGE BALANCE SHEET, INTEREST AND RATE PAID

	Years ended December 31,								
	2007			2006			2005		
	Average Balance	Interest Earned/ Paid	Average Yield/ Cost	Average Balance	Interest Earned/ Paid	Average Yield/ Cost	Average Balance	Interest Earned/ Paid	Average Yield/ Cost
	(Dollars in thousands)								
Assets:									
Interest-Earning Assets (1):									
Loans receivable, net	$2,016,225	$122,608	6.08%	$2,042,534	$118,175	5.79%	$1,970,990	$107,553	5.46%
Mortgage-related securities	1,130,780	52,518	4.64	1,134,822	50,017	4.41	1,217,647	51,721	4.25
Investment securities (2)	118,625	4,871	4.11	101,987	3,762	3.69	113,670	4,168	3.67
Interest-earning deposits	9,186	430	4.68	10,882	483	4.44	11,796	356	3.02
Federal funds	39,596	2,041	5.15	28,581	1,434	5.02	10,623	412	3.88
Total interest-earning assets	3,314,412	182,468	5.50	3,318,806	173,871	5.24	3,324,726	164,210	4.94
Noninterest-earning assets	197,212			146,649			161,927		
Total average assets	3,511,624			$3,465,455			$3,486,653		
Liabilities and Equity:									
Interest-Bearing Liabilities:									
Savings deposits	$194,887	924	0.47	$ 215,525	923	0.43	$ 244,954	1,048	0.43
Money market accounts	267,338	8,500	3.18	258,307	7,620	2.95	283,958	5,548	1.95
Interest-bearing demand accounts	161,652	351	0.22	163,446	351	0.21	168,962	369	0.22
Time deposits	1,381,480	66,236	4.79	1,368,166	59,818	4.37	1,191,364	42,371	3.56
Total deposits	2,005,357	76,011	3.79	2,005,444	68,712	3.43	1,889,238	49,336	2.61
Advance payment by borrowers for taxes and insurance	19,493	22	0.11	19,588	24	0.12	19,412	26	0.13
Borrowings	869,110	37,738	4.34	785,861	30,355	3.86	862,649	27,869	3.23
Total interest-bearing liabilities	2,893,960	113,771	3.93	2,810,893	99,091	3.52	2,771,299	77,231	2.79
Noninterest-Bearing Liabilities									
Noninterest-bearing deposits	92,810			96,308			103,762		
Other noninterest-bearing liabilities	45,854			29,364			32,369		
Total noninterest-bearing liabilities	138,664			125,672			136,131		
Total liabilities	3,032,624			2,936,565			2,907,430		
Equity	479,000			528,890			579,223		
Total average liabilities and equity	$3,511,624			$3,465,455			$3,486,653		
Net interest income and net interest rate spread (3)		$68,697	1.57		$74,780	1.72		$86,979	2.15
Net interest-earning assets and net interest margin(4)	$ 420,452		2.07%	$ 507,913		2.25%	$ 553,427		2.62%
Average interest-earnings assets to average interest-bearing liabilities	1.15x			1.18x			1.20x		

(1) For the purposes of these computations, non-accruing loans and loans held for sale are included in the average loans outstanding.
(2) FHLB stock is included in investment securities dollars outstanding and yields.
(3) Interest rate spread is the difference between the average yield on interest-earning assets and the average cost on interest-bearing liabilities.
(4) Net interest margin is determined by dividing net interest income by total interest-earning assets.

Rate/Volume Analysis

The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected our interest income and interest expense during the periods indicated. Information is provided in each category with respect to:

(1) changes attributable to changes in volume (change in volume multiplied by prior rate);
(2) changes attributable to change in rate (changes in rate multiplied by prior volume); and
(3) the net change.

The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

	Year Ended December 31, 2007 Compared to 2006 Increase (Decrease) Due To		
	Volume (1)	Rate (2)	Net (3)
	(In thousands)		
Interest-earning assets:			
Loans receivable	$(1,430)	$ 5,863	$ 4,433
Mortgage-related securities	(101)	2,602	2,501
Investment securities	655	454	1,109
Interest-earning deposits	(78)	25	(53)
Federal funds	567	40	607
Total	(387)	8,984	8,597
Interest-bearing liabilities:			
Savings deposits	(81)	82	1
Money market deposits	272	608	880
Interest-bearing demand deposits	(4)	4	–
Time deposits	587	5,831	6,418
Advance payment by borrowers for taxes and insurance	–	(2)	(2)
Borrowings	3,397	3,986	7,383
Total	4,171	10,509	14,680
Net change in net interest income	$(4,558)	$(1,525)	$(6,083)

	Year Ended December 31, 2006 Compared to 2005 Increase (Decrease) Due To		
	Volume (1)	Rate (2)	Net (3)
	(In thousands)		
Interest-earning assets:			
Loans receivable	$ 3,971	$ 6,651	$ 10,622
Mortgage-related securities	(3,605)	1,901	(1,704)
Investment securities	(431)	25	(406)
Interest-earning deposits	(30)	157	127
Federal funds	902	120	1,022
Total	807	8,854	9,661
Interest-bearing liabilities:			
Savings deposits	(125)	–	(125)
Money market deposits	(538)	2,610	2,072
Interest-bearing demand deposits	(12)	(6)	(18)
Time deposits	6,859	10,588	17,447
Advance payment by borrowers for taxes and insurance	–	(2)	(2)
Borrowings	(2,632)	5,118	2,486
Total	3,552	18,308	21,860
Net change in net interest income	$(2,745)	$(9,454)	$(12,199)

Comparisons of Operating Results for Years Ended December 31, 2007 and 2006

General

Net income was $17.1 million or $0.31 diluted earnings per share for 2007 as compared to $20.6 million or $0.34 diluted earnings per share for 2006. The decrease in net income was primarily the result of decreased net interest margin which reflects the increased cost of borrowings and deposits. This net interest margin decrease was partially offset by an increase in total interest income which resulted from the increased yield on the loan and investment portfolio. Per share earnings decreased by a lesser percentage as a result of our share repurchases.

Net Interest Income

Net interest income for 2007 decreased $6.1 million, or 8.1%, to $68.7 million as compared to $74.8 million for 2006. Net interest income decreased primarily as the result of a decreased net interest margin. The net interest margin for 2007 was 2.07% as compared to 2.25% for 2006.

The decrease in the net interest margin for 2007 was primarily the result of the rising cost of deposits, stock repurchases, and a flattening and inversion of the yield curve. The flattened or inverted yield curve reduces our ability to price loan offerings and reprice existing loans and investments at interest rates that would allow us to increase the yield on the loan portfolio faster than the increase in the cost of funds, thus compressing the net interest margin. Stock repurchases reduce capital (which is non-interest bearing) by means of either borrowing (an interest bearing liability) or a reduction in an interest earning asset, thereby compressing the net interest margin.

Total Interest Income

Total interest income for 2007 increased $8.6 million, or 4.9%, to $182.5 million as compared to $173.9 million for 2006. The increase was primarily due to an increase in the yield on loans and investments partially offset by a decrease in the dollar amount of their average outstanding balances.

Interest income on loans increased $4.4 million, or 3.75%, to $122.6 million as compared to $118.2 million for 2006. The increase was primarily due to an increase in the yield on loans partially offset by a decrease in the dollar amount of their average outstanding balances. The one-to-four family mortgage loan portfolio decreased $64.6 million, the construction and development loan portfolio decreased $16.9 million and the consumer loan portfolio decreased $51.7 million, which were partially offset by the multifamily loan portfolio increase of $48.9 million, the commercial real estate loan portfolio increase of $35.4 million and the commercial business loans portfolio increase of $1.7 million. The average yield on the total loan portfolio increased to 6.08% in 2007 from 5.79% in 2006.

Interest income on investment securities increased $1.1 million, or 29.5%, as a result of increased average investment securities outstanding and by an increase in the average yield earned on those investments.

Interest income on mortgage-related securities increased $2.5 million, or 5.0%, in 2007 as a result an increase in the average yield on the mortgage-related security portfolio partially offset by a decrease in the average outstanding balances in this portfolio. Although the average outstanding balance decreased, the actual balance at December 31, 2007 increased, this is due to purchasing new mortgage-related securities later in the year. The increase in the average yield on the mortgage-related securities was the result of purchasing new mortgage-related securities at interest rates that were higher than the existing yield on the portfolio.

Interest income on interest-earning deposits (which includes federal funds sold) increased $554,000 to $2.5 million in 2007 as a result of the increased dollar amount in federal funds and increased yield on those interest-earning deposits. At times throughout 2007, we increased short-term investments primarily in anticipation of repurchasing additional shares of our stock.

Total Interest Expense

Total interest expense increased $14.7 million or 14.8% to $113.8 million for 2007 as compared to 2006. The increase was the result of growth in average borrowings and increased average cost of deposits and borrowings. Average deposits decreased slightly in 2007. The average cost of deposits and borrowings were 3.93% in 2007 as compared to 3.52% in 2006.

Interest expense on deposits increased $7.3 million or 10.6% to $76.0 million for 2007 as compared to $68.7 million for 2006. The average cost of deposits for 2007 increased to 3.79% as compared to 3.43% for 2006. From June 2004 through June 2006 the Federal Reserve Federal Open Market Committee increased the Federal Funds target rate 17 times for an aggregate increase of 425 basis points. Beginning in August 2007, it decreased the Federal Funds target rate six times for an aggregate decrease of 275 basis points. An environment of changing interest rates can make it difficult for us to coordinate the timing and amount of changes in the rates of interest we pay (such as on deposits and borrowings) with the rates of interest we earn (such as on loans and securities). Since the period of frequent interest rate increases and decreases began in mid-2004, in many circumstances we have been unable to offset, in a similar time frame, the changes in the interest rates we pay with those that we earn.

Interest expense on borrowings increased $7.4 million or 24.2% to $37.7 million for 2007 as compared to $30.4 million for 2006. The increase was the result of increased average cost of borrowings throughout 2007 and by an increase in average borrowings outstanding. Average borrowings increased in 2007 primarily because we repurchased our stock. The average cost of borrowings increased in 2007 primarily as a result of increased market interest rates on new or refinanced borrowings.

Provision for (Recovery of) Loan Losses

The provision for (recovery of) loan losses decreased $904,000 in 2007 primarily as a result of the repayment of one non-performing loans for which a specific allowance had been established.

The total allowance for losses at December 31, 2007 was $11.8 million, or 91.0% of nonperforming loans as compared to $12.6 million, or 86.7% of nonperforming loans at December 31, 2006. The decrease was primarily the result of the loan loss recovery of a specific allowance for loss partially offset by increased net charge-offs in 2007 and reduced charge-offs. Net charge-offs for 2007 were $528,000 as compared to $148,000 in 2006. The total loan loss allowance to total loans was 0.59% at December 31, 2007 as compared to 0.62% at the end of 2006.

Future provisions for loan losses will continue to be based upon our assessment of the overall loan portfolio and the underlying collateral, trends in nonperforming loans, economic conditions and other relevant factors in order to maintain the allowance for loan losses at adequate levels to provide for probable and estimatable losses inherent in the loan portfolio. The establishment of the amount of the loan loss allowance inherently involves judgments by management as to the adequacy of the allowance, which ultimately may or may not be correct. Higher rates of loan defaults than anticipated would likely result in a need to increase provisions in future years. Also, as multi-family and commercial loan portfolios increase, additional provisions would likely be added to the loan loss allowances as those portfolios carry a higher risk of loss. See also "Asset Quality" in Item 1, which is incorporated by reference, for certain other factors that may affect our provisions for loan losses on a go forward basis.

Noninterest Income

Total noninterest income increased $3.4 million or 19.3% to $21.0 million as compared to $17.6 million for 2006. The increase was primarily the result of increased income on bank owned life insurances and service charges on deposits partially offset by decreased gains on the sale of investments and loans.

Service charges on deposits increased $527,000 in 2007 primarily as a result of increased pricing of deposit service charges partially offset by a decrease in the number of checking accounts and an increased customer utilization of on-line banking and check cards. On-line banking and real time check card purchase authorizations have allowed customers to manage their accounts better and reduce their service charge fees.

Brokerage and insurance commissions increased $217,000 in 2007 primarily as a result of increased customer securities and annuity sales.

Loan fees and servicing revenue increased slightly in 2007, primarily as a result of increased loan servicing fees partially offset by increased amortization of mortgage servicing rights and decreased other fees on loans. Amortization of mortgage servicing rights follows repayments or prepayments of the underlying loans so as prepayments decrease so will the amortization of mortgage servicing rights or vice-versa. There were no resulting impairments to the mortgage servicing rights in 2007. Mortgage servicing rights normally become impaired from increased prepayments on mortgage loans which reduces the anticipated servicing fee income over the life of the loan.

Gains (loss) on investments decreased $1.9 million in 2007 as a result of the realization of a $1.2 million other-than-temporary impairment on the investment in two mutual funds that invest in mortgage-related securities.

Real estate investment partnership income was recognized for the first time in 2007. It represents the net sales price of approximately 30 acres of land sold by Arrowood Development. The cost of sales is included in Noninterest expense and the Minority Interest in income of real estate operations is on a separate line in the Consolidated Statements of Income.

Gains on the sales of loans increased $346,000 in 2007 as a result of increased fixed rate mortgage loan sales. Loan sales in 2007 were $102.9 million as compared to $89.5 million in 2006.

Other income increased $2.8 million in 2007 primarily as the result of increased fees earned on check cards (debit cards), income on Bank owned life insurance (which we purchased an additional $25.0 million in December of 2006), and a one-time adjustment to the amortization of deferred costs as reported to us by our 50% owned subsidiary Savings Financial Corporation.

Noninterest Expense

Total noninterest expense increased $2.2 million or 3.6% to $63.5 million in 2007 primarily as a result of increases in compensation, payroll taxes and other employee benefits, occupancy and equipment and other expenses in addition to the first time recognition of the cost of sales attributable to the sale by Arrowood Development discussed above in the noninterest income section.

Compensation expense increased $766,000 in 2007 primarily due to increases in compensation and related payroll taxes, increases in employee health insurance partially offset by the completion of vesting of stock options and restricted stock grants under the 2001 Stock Incentive Plan in 2006.

Occupancy and equipment expense increased $738,000 in 2007 primarily due to increases in occupancy due to opening of new offices over the last few years, a slight increase in data processing expense partially offset by a decrease in equipment depreciation.

Other expenses increased $83,000 or 0.7% in 2007, primarily as a result of increases in marketing expense and to a lesser extent miscellaneous other expenses, partially offset by a decrease in courier expense due to our changing to imaging checks and forms and transmitting them electronically to the corporate headquarters.

Income Taxes

The effective tax rate for 2007 was 34.2%, as compared to an effective tax rate of 32.3% in 2006. These rates were affected by the increase in 2007 income from Bank owned life insurance which is not included in taxable income and the reduction of $812,000 in 2006, income tax expense which was primarily a result of a refund of federal income taxes paid in prior years.

Like many Wisconsin financial institutions, we have non-Wisconsin subsidiaries which hold and manage investment assets and loans, the income on which has not been subject to Wisconsin tax. The Wisconsin Department of Revenue has instituted an audit program specifically aimed at out of state subsidiaries of Wisconsin banks. The Department has asserted the position that some or all of the income of the out of state subsidiaries is taxable in Wisconsin. The Department has conducted audits of many Wisconsin banks; its audit of Bank Mutual, has not yet been concluded, although it continues to be pursued. The Department has not asserted a claim against the Bank or its subsidiaries.

The Department sent letters in late July 2004 to Wisconsin financial institutions (whether or not they were undergoing an audit) reporting on settlements relating to these issues involving, at that time, 17 financial institutions and their out-of-state investment subsidiaries. The letter provided a summary of available settlement parameters. For prior periods they include: restrictions on the types of subsidiary income excluded from Wisconsin taxation; assessment of certain back taxes relating to a limited time period; limitations on net operating loss carry forwards and interest on past-due taxes (but no penalties). For 2004 and going forward, the letter states similar provisions, including limits on subsidiaries' assets which could be considered in determining income not subject to Wisconsin taxation. As outlined, the settlement would result in the rescission of prior Department letter rulings, and purport to be binding going forward except for future legislation or change by mutual agreement. However, the letter appears to implicitly accept the general proposition that some out-of-state investment subsidiary income is not subject to Wisconsin taxes. The Department's positions may be challenged by one or more financial institutions in the state.

The Company has previously engaged in discussions with the Department and has asked the Department to consider some specific factors which the Company believes may distinguish it from many other institutions.

Depending upon the terms and circumstances or the outcome of potential litigation, an adverse resolution of these matters could result in additional Wisconsin tax obligations for prior periods and/or higher Wisconsin taxes going forward, with a substantial negative impact on the earnings of Bank Mutual Corporation. The Company believes it has reported income and paid Wisconsin taxes in accordance with applicable legal requirements, and the Department's long standing interpretations thereof, and that the Company would likely prevail against the Department should the Department attempt to tax the income of our Nevada subsidiaries in Wisconsin. However, we can provide no assurances of this result. We also may incur further costs in the future to address these issues.

Comparisons of Operating Results for Years Ended December 31, 2006 and 2005

General

Net income was $20.6 million or $0.34 diluted earnings per share for 2006 as compared to $28.0 million or $0.43 diluted earnings per share for 2005. The decrease in net income was primarily the result of decreased net interest margin which reflects the increased cost of borrowings and deposits. This net interest margin decrease was partially offset by an increase in total interest income which resulted from the increased yield on the loan and investment portfolio.

Net Interest Income

Net interest income for 2006 decreased $12.2 million, or 14.0%, to $74.8 million as compared to $87.0 million for 2005. Net interest income decreased primarily as the result of a decreased net interest margin. The net interest margin for 2006 was 2.25% as compared to 2.62% for 2005.

The decrease in the net interest margin for 2006 was primarily the result of the rising cost of deposits, stock repurchases, and a flattening and inversion of the yield curve. The flattened or inverted yield curve reduces our ability to price loan offerings and reprice existing loans and investments at interest rates that would allow us to increase the yield on the loan portfolio faster than the increase in the cost of funds, thus compressing the net interest margin. Stock repurchases reduce capital (which is non-interest bearing) by means of either borrowing (an interest bearing liability) or a reduction in an interest earning asset, thereby compressing the net interest margin.

Total Interest Income

Total interest income for 2006 increased $9.7 million, or 5.9%, to $173.9 million as compared to $164.2 million for 2005. The increase was primarily the result of the increased dollar amount of average loans and investments outstanding, and the increased average yield earned on the loan and investment portfolio in 2006.

Interest income on loans increased $10.6 million, or 9.9%, to $118.2 million as compared to $107.6 million for 2005. The increase was the result of increased average dollars outstanding in the portfolio and increased average yield earned on the loan portfolio. The one- to four-family mortgage loan portfolio increased $75.0 million, the construction and development loan portfolio increased $32.1 million in 2006, and the average yield on the total loan portfolio increased to 5.79% in 2006 from 5.46% in 2005.

Interest income on investment securities decreased $406,000, or 9.7%, as a result of decreased average investment securities outstanding partially offset by an increase in the average yield earned on those investments.

Interest income on mortgage-related securities decreased $1.7 million, or 3.3%, in 2006 as a result of decreased average mortgage-related securities outstanding, partially offset by an increase in the average yield on this portfolio. The decrease in the average portfolio outstanding was primarily the result of using the cash flows from those securities to fund loan portfolio growth, repay borrowings or to repurchase our shares. The increase in the average yield on the mortgage-related securities was the result of purchasing new mortgage-related securities at interest rates that were higher than the existing yield on the portfolio.

Interest income on interest-earning deposits (which includes federal funds sold) increased $1.1 million to $1.9 million in 2006 as a result of the increased dollar amount in federal funds and increased yield on those interest-earning deposits. At times throughout 2006, we increased short-term investments primarily in anticipation of paying off or reducing our borrowings or to fund loans.

Total Interest Expense

Total interest expense increased $21.9 million or 28.3% to $99.1 million for 2006 as compared to 2005. The increase was the result of growth in average deposits and increased average cost of deposits and borrowings. Average deposits increased $116.2 million in 2006. The average cost of deposits and borrowings were 3.52% in 2006 as compared to 2.79% in 2005.

Interest expense on deposits increased $19.4 million or 39.3% to $68.7 million for 2006 as compared to $49.3 million for 2005. The average cost of deposits for 2006 increased to 3.43% as compared to 2.61% for 2005. The Federal Reserve Federal Open Market Committee ("FOMC") increased short term interest rates seventeen times since June 2004 or a total of 4.25% through June 2006, after which time there have been no further increases. However during the same period, medium- and long-term interest rates stayed approximately the same causing short-term interest rates to be higher than the medium- and long-term interest rates. This is known as an inverted yield curve. This inversion has caused our deposit costs to increase substantially since most of deposits are priced from the short-term portion of the yield curve. In addition, competition has been strong for deposits with many competitors offering a premium interest rate to acquire deposits. This competition made us increase our offering deposit interest rates which increased our cost on those deposits.

Interest expense on borrowings increased $2.5 million or 8.9% to $30.4 million for 2006 as compared to $27.9 million for 2005. The increase was the result of increased average cost of borrowings throughout 2006 partially offset by a decrease in average borrowings outstanding. Average borrowings decreased in 2006 primarily because we repaid borrowings at times when it was economically advantageous for us to repay borrowings rather than to invest in investment securities or to originate loans. The average cost of borrowings increased in 2006 primarily as a result of increased market interest rates on new or refinanced borrowings.

Provision for Loan Losses

The provision for loan losses increased $91,000 in 2006 primarily as a result of increased non-performing loans.

The total allowance for losses at December 31, 2006 was $12.6 million, or 86.7% of nonperforming loans and 80.0% of nonperforming assets as compared to $12.1 million, or 207.2% of nonperforming loans and 184.8% of nonperforming assets at December 31, 2005. The increase was primarily the result of the $632,000 loan loss provision in 2006, reduced charge-offs, and modest growth in the loan portfolio. Net charge-offs for 2006 were $148,000 as compared to $2.4 million in 2005. The total loan loss allowance to total loans was 0.62% at December 31, 2006 as compared to 0.61% at the end of 2005.

Noninterest Income

Total noninterest income increased $127,000 or 0.7% to $17.6 million as compared to $17.4 million for 2005. The increase was primarily the result of increased service charges on deposits partially offset by decreased gains on the sale of investments and loans.

Service charges on deposits increased $1.3 million in 2006 primarily as a result of increased pricing of deposit service charges partially offset by a decrease in the number of checking accounts and an increased customer utilization of on-line banking and check cards. On-line banking and real time check card purchase authorizations have allowed customers to manage their accounts better and reduce their service charge fees.

Brokerage and insurance commissions decreased slightly in 2006 primarily as a result of decreased customer securities sales.

Loan fees and servicing revenue increased $186,000 in 2006 primarily as a result of decreased amortization of mortgage servicing rights. Amortization of mortgage servicing rights follows repayments or prepayments of the underlying loans so as prepayments decrease so will the amortization of mortgage servicing rights or vice-versa. There were no impairments to the mortgage servicing rights in 2006. Mortgage servicing rights normally become impaired from increased prepayments on mortgage loans which reduces the anticipated servicing fee income over the life of the loan.

Gains on the sale of investments decreased $1.1 million in 2006 as a result of decreased sales of equity securities.

Gains on the sales of loans decreased $731,000 in 2006 as a result of decreased fixed rate mortgage loan sales. Loan sales in 2006 were $89.5 million as compared to $143.7 million in 2005.

Other income increased $558.000 in 2006 primarily as the result of increased fees earned on check cards (debit cards), income on Bank owned life insurance (which we purchased an additional $25.0 million in December of 2006), and miscellaneous other income.

Noninterest Expense

Total noninterest expense increased $474,000 or 0.8% to $61.3 million in 2006 primarily as a result of increased other expenses.

Compensation expense decreased $205,000 in 2006 primarily as a result of the completion of vesting of grants under the 2001 Stock Incentive Plan (restricted stock) in 2006; and lack of annual bonus under the management incentive ("MIP") in 2006. Also, in 2005, we incurred expense due to the accelerated vesting of restricted stock and compensation related to a bank officer's disability and subsequent retirement, which did not recur in 2006. The management recognition plan expense in 2006 was $2.3 million as compared to $3.1 million in 2005. The MIP plan's minimum threshold targets were not met in 2006 therefore, no MIP amount was expensed. In 2005, the MIP expense was $428,000. The accelerated vesting of restricted stock and compensation expense in 2005 was $417,000. Partially offsetting this decrease was an increase in stock option expense, in accordance with SFAS No. 123(R), of $582,000; an increase in health care costs; and an increase in funding of the retirement plan.

Occupancy and equipment expense decreased slightly in 2006 primarily as a result of a decrease in our data processing expense and a decrease in our equipment depreciation. These decreases were partially offset by the increased occupancy costs associated with adding two new offices in 2006.

Other expenses increased $721,000 or 6.0% in 2006 primarily as a result of an increase in write-offs of overdrafts on check cards, increased marketing expense and increased consulting expense. In 2006, we changed our overdraft policy on check cards which significantly improved our fees on overdrafts; however, it also increased the amount of write-offs on these accounts. The increase in write-offs in 2006 was $421,000. Marketing expense increased $288,000 in 2006 primarily as a result of increased competition for deposit and loans. Consulting expense increased approximately $220,000 primarily as a result of continuing costs associated with a loan and deposit pricing model and the payment of finders fees for newly hired investment real estate and commercial bankers.

Income Taxes

The effective tax rate for 2006 was 32.3%, as compared to an effective tax rate of 34.9% in 2005. In 2006, income tax expense was reduced by $812,000 primarily as a result of a refund of federal income taxes paid in prior years.

Contractual Obligations, Commitments, Contingent Liabilities, and Off-balance Sheet Arrangements

The Company has various financial obligations, including contractual obligations and commitments, that may require future cash payments.

The following table presents, as of December 31, 2007, significant fixed and determinable contractual obligations to third parties by payment date. Further discussion of the nature of each obligation is included in the referenced note to the consolidated financial statements.

	Payments Due In				
	One Year Or Less	One to Three Years	Three to Five Years	Over Five Years	Total
	(In thousands)				
Deposits without a stated maturity (a)	$ 732,690	$ –	$ –	$ –	$ 732,690
Certificates of deposits (a)	1,076,140	288,536	15,602	–	1,380,278
Borrowed funds (b)	1,025	–	100,000	811,434	912,459
Operating leases	1,270	1,504	824	1,297	4,895
Purchase obligations	2,160	2,880	–	–	5,040
Deferred retirement plans and deferred compensation plans	649	2,030	2,594	9,108	14,381

(a) Excludes interest to be paid in the periods indicated.
(b) Includes $866.0 million of borrowings that contain quarterly call features after an initial locked interest rate period of 6 months to 2 years.

The Company's operating lease obligations represent short and long-term lease and rental payments for facilities, certain software and data processing and other equipment. Purchase obligations represent obligations under agreements to purchase goods or services that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. The purchase obligation amounts presented above primarily relate to certain contractual payments for services provided for information technology.

The Company also has obligations under its deferred retirement plan for directors as described in Note 10 to the consolidated financial statements.

The following table details the amounts and expected maturities of significant off balance sheet commitments as of December 31, 2007. Further discussion of these commitments is included in the "Notes to the Consolidated Financial Statements – Note 13. Financial Instruments with Off-Balance Sheet Risk."

	Payments Due In				
	One Year Or Less	One to Three Years	Three to Five Years	Over Five Years	Total
	(In thousands)				
Commitments to extend credit:					
Commercial	$ 9,320	$ –	$ –	$ –	$ 9,320
Residential real estate	28,520	–	–	–	28,520
Revolving home equity and credit card lines	153,553	–	–	–	153,553
Standby letters of credit	75	–	–	60	135
Commercial letters of credit	20,167	–	–	–	20,167
Unused commercial lines of credit	6,131	–	–	–	6,131
Net commitments to sell mortgage loans	10,469	–	–	–	10,469

Commitments to extend credit, including loan commitments, standby letters of credit, unused lines of credit and commercial letters of credit do not necessarily represent future cash requirements, since these commitments often expire without being drawn upon.

Impact of Inflation and Changing Prices

The financial statements and accompanying notes of Bank Mutual Corporation have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike industrial companies, our assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater impact on performance than do the effects of inflation.

Critical Accounting Policies

There are a number of accounting policies that we established which require us to use our judgment. Some of the more significant policies are as follows:

- Establishing the amount of the allowance for loan losses requires the use of our judgment. The allowance for loan losses is maintained at a level believed adequate by management to absorb losses inherent in the loan portfolio and is based on the size and current risk characteristics of the loan portfolio, an assessment of individual problem loans and actual loss experience, current economic events in specific industries and geographical areas, including unemployment levels, and other pertinent factors, including regulatory guidance and general economic conditions. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends, all of which may be susceptible to significant change. Loan losses are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for loan losses is charged to operations based on management's periodic evaluation of the factors previously mentioned, as well as other pertinent factors. Evaluations are conducted at least quarterly and more often if deemed necessary. If we misjudge a major component and experience a loss, it will likely affect our earnings. Developments affecting loans can also cause the allowance to vary significantly between quarters. We consistently challenge ourselves in the review of the risk components to identify any changes in trends and their cause.

- Another valuation that requires our judgment relates to mortgage servicing rights. Mortgage servicing rights are recorded as an asset when loans are sold with servicing rights retained. The total cost of loans sold is bifurcated between the loan balance and the servicing asset based on their relative fair values. The capitalized value of mortgage servicing rights is amortized in proportion to, and over the period of, estimated net future servicing revenue. Mortgage servicing rights are carried at the lower of the initial carrying value, adjusted for amortization, or estimated fair value. The carrying values are periodically evaluated for impairment. For purposes of measuring impairment, the servicing rights are stratified into pools based on term and interest rate. Impairment represents the excess of the remaining capitalized cost of a stratified pool over its fair value, and is recorded through a valuation allowance. The fair value of each servicing rights pool is calculated based on the present value of estimated future cash flows using a discount rate, given current market conditions. Estimates of fair value include assumptions about prepayment speeds, interest rates and other factors which are subject to change over time. Changes in these underlying assumptions could cause the fair value of mortgage servicing rights, and the related valuation allowance, if any, to change significantly in the future.

- We also use our judgment in the valuation of other intangible assets (core deposit base intangibles). Core deposit base intangible assets have been recorded for core deposits (defined as checking, money market and savings deposits) that have been acquired in acquisitions that were accounted for as purchase business combinations. The core deposit base intangible assets have been recorded using the assumption that they provide a more favorable source of funding than more expensive wholesale borrowings. An intangible asset has been recorded for the present value of the difference between the expected interest to be incurred on these deposits and interest expense that would be expected if these deposits were replaced by wholesale borrowings, over the expected lives of the core deposits. We currently estimate the underlying core deposits have lives of seven to fifteen years. If we find these deposits have a shorter life, we will have to write down the asset by expensing the amount that is impaired.

- We review goodwill at least annually for impairment, which requires the use of our judgment. Goodwill has been recorded as a result of two acquisitions in which the purchase price exceeded the fair value of tangible net assets acquired. If goodwill is determined to be impaired, it would be expensed in the period in which it became impaired.

- The assessment of our tax assets and liabilities involves the use of estimates, assumptions, interpretations, and judgments concerning certain accounting pronouncements and federal and state tax codes. There can be no assurance that future events, such as court decisions, regulatory actions or interpretations, or changes in positions of federal and state taxing authorities will not differ from management's current assessment. The impact of these matters could be significant to the consolidated results of operations and reported earnings.

Quarterly Financial Information

The following table sets forth certain unaudited quarterly data for the periods indicated:

	Quarter Ended			
	March 31	June 30	September 30	December 31
	(In thousands, except per share amounts)			
2007				
Interest income	$44,415	$45,716	$45,958	$46,379
Interest expense	27,336	28,476	28,920	29,039
Net interest income	17,079	17,240	17,038	17,340
Provision for loan losses	(929)	51	388	218
Net income after provision for loan losses	18,008	17,189	16,650	17,122
Total noninterest income	4,945	6,630	5,003	4,384
Total noninterest expense	15,876	16,386	16,007	15,275
Minority interest in income of real estate operations	–	391	–	1
Income before income taxes	7,077	7,042	5,646	6,230
Income taxes	2,370	2,439	1,923	2,160
Net income	$ 4,707	$ 4,603	$ 3,723	$ 4,070
Earnings per share - Basic	$0.08	$0.08	$0.07	$0.08
Earnings per share - Diluted	$0.08	$0.08	$0.07	$0.08
Cash dividend paid per share	$0.08	$0.08	$0.085	$0.085
2006				
Interest income	$41,638	$43,618	$44,498	$44,117
Interest expense	22,230	24,105	25,591	27,165
Net interest income	19,408	19,513	18,907	16,952
Provision for loan losses	63	56	178	335
Net income after provision for loan losses	19,345	19,457	18,729	16,617
Total noninterest income	4,376	4,117	4,629	4,446
Total noninterest expense	15,463	15,090	15,429	15,329
Income before income taxes	8,258	8,484	7,929	5,734
Income taxes	2,892	3,005	2,814	1,097
Net income	$ 5,366	$ 5,479	$ 5,115	$ 4,637
Earnings per share - Basic	$0.09	$0.09	$0.09	$0.08
Earnings per share - Diluted	$0.09	$0.09	$0.09	$0.08
Cash dividend paid per share	$0.07	$0.07	$0.075	$0.075

Recent Accounting Developments

We discuss recent accounting changes in the "Notes to Consolidated Financial Statement--Note 1. Summary of Significant Accounting Policies--Recent Accounting Changes."

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Management of Interest Rate Risk

The Bank's ability to maintain net interest income depends upon earning a higher yield on assets than the rates we pay on deposits and borrowings. Fluctuations in interest rates will ultimately impact both our level of income and expense recorded on a large portion of our assets and liabilities. Fluctuations in interest rates will also affect the market value of all interest-earning assets, other than those with a short term to maturity.

Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature during a given period of time. The difference, or the interest rate sensitivity "gap," provides an indication of the extent to which our interest rate spread will be affected by changes in interest rates. See "Gap Analysis" below.

Due to the nature of our operations, we are not directly subject to foreign currency exchange or commodity price risk. Instead, our real estate loan portfolio, concentrated in Wisconsin, is subject to risks associated with the state and local economies.

We seek to coordinate asset and liability decisions so that, under changing interest rate scenarios, earnings will remain within an acceptable range.

The primary objectives of our interest rate management strategy are to:

- maintain earnings and capital within self-imposed parameters over a range of possible interest rate environments;
- coordinate interest rate risk policies and procedures with other elements of our business plan, all within the context of the current business environment and our regulatory capital and liquidity requirements; and
- manage interest rate risk in a manner consistent with the approved guidelines and policies set by our board of directors.

To achieve the objectives of managing interest rate risk, our Asset/Liability committee meets periodically to discuss and monitor the market interest rate environment and provides reports to the board of directors. This committee is comprised of senior management.

Historically, our lending activities have been concentrated in one- to four-family first and second mortgage loans. Our primary source of funds has been deposits and borrowings, consisting primarily of time deposits and borrowings which have substantially shorter terms to maturity than the loan portfolio. We have employed certain strategies to manage the interest rate risk inherent in the asset/liability mix, including:

- emphasizing the origination of adjustable rate and certain 15-year fixed rate mortgage loans for our portfolio, and selling certain 15, 20, and 30 year fixed rate mortgage loans;
- maintaining a significant level of investment securities and mortgage-related securities with a weighted average life of less than eight years or with interest rates that reprice in less than five years; and
- managing deposits and borrowings to provide stable funding.

We believe that the frequent repricing of our adjustable-rate mortgage loans, the cash flows from our 15-year fixed rate real estate loans, the shorter duration of our consumer loans, and adjustable rate features and shorter durations of our investment securities, reduce our exposure to interest rate fluctuations.

Gap Analysis. Repricing characteristics of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring a financial institution's interest rate sensitivity "gap." An asset or liability is said to be "interest rate sensitive" within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period.

A gap is considered positive when the amount of interest-earning assets maturing or repricing within a specific time period exceeds the amount of interest-bearing liabilities maturing or repricing within that specific time period. A gap is considered negative when the amount of interest-bearing liabilities maturing or repricing within a specific time period exceeds the amount of interest-earning assets maturing or repricing within the same period. During a period of rising interest rates, a financial institution with a negative gap position would be expected, absent the effects of other factors, to experience a greater increase in the costs of its liabilities relative to the yields of its assets and thus a decrease in the institution's net interest income. An institution with a positive gap position would be expected, absent the effect of other factors, to experience the opposite result. Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to reduce net interest income.

At December 31, 2007, based on the assumptions below, our interest-earning assets maturing or repricing within one year exceeded our interest-bearing liabilities maturing or repricing within the same period by $42.5 million. This represented a positive cumulative one-year interest rate sensitivity gap of 1.22%, and a ratio of interest-earning assets maturing or repricing within one year to interest-bearing liabilities maturing or repricing within one year of 103.0%.

The following table presents the amounts of our interest-earning assets and interest-bearing liabilities outstanding at December 31, 2007, which we anticipate to reprice or mature in each of the future time periods shown. The information presented in the following table is based on the following assumptions:

i) Investment securities - based upon contractual maturities and if applicable, call dates.

ii) Mortgage-related securities - based upon an independent outside source for determining cash flows (prepayment speeds).

iii) Loans - based upon contractual maturities, repricing date, if applicable, scheduled repayments of principal and projected prepayments of principal based upon our historical experience or anticipated prepayments.

iv) Deposits - based upon contractual maturities and our historical decay rates.

v) Borrowings - based upon the earlier of call date or final maturity.

	At December 31, 2007					
	Within Three Months	Three to Twelve Months	More Than One Year - Three Years	More Than Three Years - Five Years	Over Five Years	Total
	(Dollars in thousands)					
Interest-earning assets:						
Loans receivable:						
Mortgage loans:						
Fixed	$ 56,513	$ 127,148	$ 227,712	$ 89,811	$ 105,844	$ 607,028
Adjustable	153,334	388,305	350,096	68,148	308	960,191
Consumer loans	70,868	82,151	131,920	50,417	43,581	378,937
Commercial and industrial loans	31,359	21,031	1,025	26	184	53,625
Interest-earning deposits	2,714	–	–	–	–	2,714
Investment securities	47,990	37,000	14,270	–	–	99,260
Mortgage-related securities:						
Fixed	87,154	227,647	335,180	156,994	197,151	1,004,126
Adjustable	106,787	–	–	–	–	106,787
Other interest-earning assets	46,092	–	–	–	–	46,092
Total interest-earning assets	602,811	883,282	1,060,203	365,396	347,068	3,258,760
Noninterest-bearing and interest-bearing liabilities:						
Noninterest-bearing demand accounts	4,605	12,551	25,786	17,509	37,055	97,506
Interest-bearing liabilities:						
Deposits:						
Interest-bearing demand accounts	8,076	22,012	45,224	30,708	64,952	170,972
Savings accounts	9,113	24,699	50,016	33,257	66,671	183,756
Money market accounts	280,097	–	–	–	–	280,097
Time deposits	453,134	625,447	267,155	15,386	–	1,361,122
Advance payments by borrowers for taxes and insurance	–	1,815	–	–	–	1,815
Borrowings	1,261	738	603,120	102,347	204,993	912,459
Total interest-bearing liabilities	756,286	687,262	991,301	199,207	373,671	3,007,727
Interest rate sensitivity gap	$ (153,475)	$196,020	$ 68,902	$166,189	$(26,603)	$ 251,033
Cumulative interest rate sensitivity gap	$(153,475)	$ 42,545	$111,447	$277,636	$251,033	
Cumulative interest rate sensitivity gap as a percentage total assets	(4.40)%	1.22%	3.20%	7.96%	7.20%	
Cumulative interest-earning assets as a percentage of interest bearing liabilities	79.71%	102.95%	104.58%	110.54%	108.35%	

The methods used in the previous table have some inherent shortcomings. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Certain assets, such as adjustable rate loans, have features which limit changes in interest rates on a short-term basis and over the life of the loan. If interest rates change, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of borrowers to make payments on their adjustable rate loans may decrease if interest rates increase.

Present Value of Equity

In addition to the gap analysis table, we also use a simulation model to monitor interest rate risk. The model reports the present value of equity in different interest rate environments, assuming an instantaneous and permanent interest rate shock to all interest rate-sensitive assets and liabilities. The present value of equity is the difference between the present value of expected cash flows of interest rate-sensitive assets and liabilities. The changes in market value of assets and liabilities due to changes in interest rates reflect the interest rate sensitivity of those assets and liabilities as their values are derived from the characteristics of the asset or liability (i.e., fixed rate, adjustable-rate, caps, floors) relative to the current interest rate environment. For example, in a rising interest rate environment the fair market value of a fixed rate asset will decline, whereas the fair market value of an adjustable-rate asset, depending on its repricing characteristics, may not decline. Increases in the market value of assets will increase the present value of equity whereas decreases in market value of assets will decrease the present value of equity. Conversely, increases in the market value of liabilities will decrease the present value of equity whereas decreases in the market value of liabilities will increase the present value of equity.

The following table presents the estimated present value of equity over a range of interest rate change scenarios at December 31, 2007. The present value ratio shown in the table is the present value of equity as a percent of the present value of total assets in each of the different rate environments. For purposes of this table, we have made assumptions such as prepayment rates and decay rates similar to those used for the gap analysis table.

	Present Value of Equity			Present Value of Equity as Percent of Present Value of Assets	
Change in Interest Rates	Dollar Amount	Dollar Change	Percent Change	Present Value Ratio	Percent Change
(Basis Points)	(Dollars in thousands)				
+300	$304,780	$(187,459)	(38.1)%	9.29%	(33.2)%
+200	382,698	(109,541)	(22.3)	11.35	(18.4)
+100	452,235	(40,004)	(8.1)	13.08	(5.9)
0	492,239	–	–	13.91	–
-100	412,960	(79,279)	(16.1)	11.53	(17.1)
-200	345,583	(146,656)	(29.8)	9.55	(31.3)
-300	267,760	(224,479)	(45.6)	7.33	(47.3)

As in the case of the gap analysis table, the methods we used in the table above have some inherent shortcomings. This type of modeling requires that we make assumptions which may not reflect the manner in which actual yields and costs respond to changes in market interest rates. For example, we make assumptions regarding the acceleration rate of the prepayment speeds of higher yielding mortgage loans. Prepayments will accelerate in a falling rate environment and the reverse will occur in a rising rate environment. We also assume that decay rates on core deposits will accelerate in a rising rate environment and the reverse in a falling rate environment. The table assumes that we will take no action in response to the changes in interest rates, when in practice rate changes on certain products, such as savings deposits, may lag market changes. In addition, prepayment estimates and other assumptions within the model are subjective in nature, involve uncertainties, and therefore cannot be determined with precision. Accordingly, although the present value of the equity model may provide an estimate of our interest rate risk at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in interest rates on our present value of equity.

Item 8. Financial Statements and Supplementary Data

Report of Ernst & Young LLP, on Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Bank Mutual Corporation

We have audited the accompanying consolidated statements of financial condition of Bank Mutual Corporation and Subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the consolidated financial position of Bank Mutual Corporation and Subsidiaries as of December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in 2006 the Company changed its method of accounting for stock-based compensation to adopt Statement of Financial Accounting Standards No. 123 (Revised), *Share Based Payments*, changed its method of accounting for pension plans to adopt Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans,* and adopted the provisions of Securities and Exchange Commission Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Bank Mutual Corporation and Subsidiaries' internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 5, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Milwaukee, Wisconsin
March 5, 2008

Bank Mutual Corporation and Subsidiaries

Consolidated Statements of Financial Condition

	December 31	
	2007	2006
	(In Thousands)	
Assets		
Cash and due from banks	$ 36,235	$ 44,438
Interest-earning deposits	2,714	1,022
Cash and cash equivalents	38,949	45,460
Securities available-for-sale, at fair value:		
Investment securities	99,450	48,290
Mortgage-related securities	1,099,922	1,064,851
Loans held for sale	7,952	3,787
Loans receivable, net	1,994,556	2,024,325
Goodwill	52,570	52,570
Other intangible assets	2,428	3,089
Mortgage servicing rights	4,708	4,653
Other assets	187,511	204,360
	$3,488,046	$3,451,385
Liabilities and shareholders' equity		
Liabilities:		
Deposits	$2,112,968	$2,158,641
Borrowings	912,459	705,025
Advance payments by borrowers for taxes and insurance	1,815	2,199
Other liabilities	27,859	49,223
	3,055,101	2,915,088
Minority interest in real estate development	2,910	2,518
Shareholders' equity:		
Preferred stock – $.01 par value:		
Authorized– 20,000,000 shares in 2007 and 2006		
Issued and outstanding – none in 2007 and 2006	-	-
Common stock – $.01 par value:		
Authorized– 200,000,000 shares in 2007 and 2006		
Issued – 78,783,849 shares in 2007 and 2006		
Outstanding – 49,834,756 shares in 2007 and 60,277,087 in 2006	788	788
Additional paid-in capital	498,408	496,302
Retained earnings	273,330	273,454
Unearned ESOP shares	(2,166)	(3,066)
Accumulated other comprehensive income	(6,069)	(15,426)
Treasury stock – 28,949,093 shares in 2007 and 18,506,762 in 2006	(334,256)	(218,273)
Total shareholders' equity	430,035	533,779
	$3,488,046	$3,451,385

Bank Mutual Corporation and Subsidiaries

Consolidated Statements of Income

	Year ended December 31		
	2007	2006	2005
	(In Thousands, Except Per Share Amounts)		
Interest income:			
Loans	$122,608	$118,175	$107,553
Investment securities	4,871	3,762	4,168
Mortgage-related securities	52,518	50,017	51,721
Interest-earning deposits	2,471	1,917	768
Total interest income	182,468	173,871	164,210
Interest expense:			
Deposits	76,011	68,712	49,336
Borrowings	37,738	30,355	27,869
Advance payments by borrowers for taxes and insurance	22	24	26
Total interest expense	113,771	99,091	77,231
Net interest income	68,697	74,780	86,979
Provision for (recovery of) loan losses	(272)	632	541
Net interest income after provision for loan losses	68,969	74,148	86,438
Noninterest income:			
Service charges on deposits	6,612	6,085	4,810
Brokerage and insurance commissions	2,617	2,400	2,470
Loan related fees and servicing revenue	1,560	1,550	1,364
Gain on sales of loans	1,478	1,132	1,863
Gains (losses) on investments	(1,228)	694	1,785
Real estate investment partnership income	1,422	–	–
Other	8,500	5,707	5,149
Total noninterest income	20,961	17,568	17,441
Noninterest expenses:			
Compensation, payroll taxes and other employee benefits	38,234	37,468	37,673
Occupancy and equipment	11,277	10,539	10,581
Amortization of other intangible assets	661	661	661
Real estate investment partnership cost of sales	645	–	–
Other	12,726	12,643	11,922
Total noninterest expenses	63,543	61,311	60,837
Minority interest in income of real estate operations	392	–	–
Income before income taxes	25,995	30,405	43,042
Income taxes	8,892	9,808	15,016
Net income	$17,103	$ 20,597	$ 28,026
Per share data:			
Earnings per share – basic	$0.32	$0.35	$0.44
Earnings per share – diluted	$0.31	$0.34	$0.43
Cash dividends per share paid	$0.33	$0.29	$0.25

Bank Mutual Corporation and Subsidiaries

Consolidated Statements of Changes in Shareholders' Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Unearned ESOP Shares
	(In Thousands, Except Per Share Amounts)			
Balances at January 1, 2005	$788	$495,858	$258,110	$(4,865)
Comprehensive income:				
Net income	–	–	28,026	–
Other comprehensive income				
Net unrealized loss on securities available-for-sale, net of deferred income tax liability of $7,663	–	–	–	–
Minimum pension liability, net of deferred income tax benefit of $411	–	–	–	–
Total comprehensive income	–	–	–	–
Purchase of treasury stock	–	–	–	–
Committed ESOP shares	–	2,748	–	899
Exercise of stock options	–	(1,017)	–	–
Amortization of deferred compensation	–	–	–	–
Cash dividends ($0.25 per share)	–	–	(16,223)	–
Balances at December 31, 2005	$788	$497,589	$269,913	$(3,966)
Impact of adoption of SAB No. 108	–	–	(1,101)	–
Comprehensive income:				
Net income	–	–	20,597	–
Other comprehensive income				
Net unrealized gain on securities available-for-sale, net of deferred income tax benefit of $622	–	–	–	–
Pension asset, net of deferred income tax liability of $457	–	–	–	–
Total comprehensive income	–	–	–	–
Purchase of treasury stock	–	–	–	–
Committed ESOP shares	–	2,977	–	–
Exercise of stock options	–	(2,557)	–	–
Share based payments	–	5,248	–	900
Impact of adoption of SFAS No. 123R	–	(6,955)	–	–
Cash dividends ($0.29 per share)	–	–	(15,955)	–
Balance at December 31, 2006	$788	$496,302	$273,454	$(3,066)
Comprehensive income:				
Net income	–	–	17,103	–
Other comprehensive income				
Net unrealized gain on securities available-for-sale, net of deferred income tax liability of $5,199	–	–	–	–
Pension asset, net of deferred income tax liability of $349	–	–	–	–
Total comprehensive income				
Purchase of treasury stock	–	–	–	–
Committed ESOP shares	–	2,843	–	900
Exercise of stock options	–	(3,001)	–	–
Share based payments	–	2,264	–	–
Cash dividends ($0.33 per share)	–	–	(17,227)	–
Balance at December 31, 2007	$788	$498,408	$273,330	$(2,166)

Bank Mutual Corporation and Subsidiaries

Consolidated Statements of Changes in Shareholders' Equity

	Accumulated Other Comprehensive Income (Loss)	Unearned Deferred Compensation	Treasury Stock	Total
	(In Thousands, Except Per Share Amounts)			
Balances at January 1, 2005	$(4,844)	$(10,076)	$(64,517)	$670,454
Comprehensive income:				
Net income	–	–	–	28,026
Other comprehensive income				
Net unrealized loss on securities available-for-sale, net of deferred income tax liability of $7,663	(13,116)	–	–	(13,116)
Minimum pension liability, net of deferred income tax benefit of $411	614	–	–	614
Total comprehensive income	–	–	–	15,524
Purchase of treasury stock	–	–	(134,542)	(134,542)
Committed ESOP shares	–	–	–	3,647
Exercise of stock options	–	–	3,410	2,393
Amortization of deferred compensation	–	3,121	–	3,121
Cash dividends ($0.25 per share)	–	–	–	(16,223)
Balances at December 31, 2005	$(17,346)	$(6,955)	$(195,649)	$544,374
Impact of adoption of SAB No. 108	–	–	–	(1,101)
Comprehensive income:				
Net income	–	–	–	20,597
Other comprehensive income				
Net unrealized gain on securities available-for-sale, net of deferred income tax benefit of $622	1,214	–	–	1,214
Pension asset, net of deferred income tax liability of $457	706	–	–	706
Total comprehensive income	–	–	–	22,517
Purchase of treasury stock	–	–	(27,828)	(27,828)
Committed ESOP shares	–	–	–	2,977
Exercise of stock options	–	–	5,249	2,692
Share based payments	–	–	(45)	6,103
Impact of adoption of SFAS No. 123R	–	6,955	–	–
Cash dividends ($0.29 per share)	–	–	–	(15,955)
Balance at December 31, 2006	$(15,426)	$ –	$(218,273)	$533,779
Comprehensive income:				
Net income	–	–	–	17,103
Other comprehensive income				
Net unrealized gain on securities available-for-sale, net of deferred income tax liability of $5,199	8,709	–	–	8,709
Pension asset, net of deferred income tax liability of $349	648	–	–	648
Total comprehensive income	–	–	–	26,460
Purchase of treasury stock	–	–	(120,687)	(120,687)
Committed ESOP shares	–	–	–	3,743
Exercise of stock options	–	–	4,830	1,829
Share based payments	–	–	(126)	2,138
Cash dividends ($0.33 per share)	–	–	–	(17,227)
Balance at December 31, 2007	$(6,069)	$ –	$(334,256)	$430,035

Bank Mutual Corporation and Subsidiaries

Consolidated Statements of Cash Flows

	Year ended December 31		
	2007	2006	2005
	(In Thousands)		
Operating activities:			
Net income	$17,103	$20,597	$28,026
Adjustments to reconcile net income to net cash provided by operating activities:			
Net (recovery of) provision for loan losses	(272)	632	541
Provision for depreciation	2,620	2,644	2,699
Amortization of other intangible assets	661	661	661
Net decrease (increase) in mortgage servicing rights	(55)	118	(228)
Minority interest in real estate investment partnership	391	-	-
Amortization of cost of stock benefit plans	5,881	9,080	6,768
Net (discount) premium amortization on securities	(1,894)	(826)	144
Net increase in Federal Home Loan Bank stock	-	-	(10,351)
Loans originated for sale	(107,018)	(90,988)	(141,048)
Net gain from real estate investment partnership			
Proceeds from loan sales	104,331	90,645	145,586
Net gain on sale of available-for-sale securities	-	(694)	(1,785)
Other than temporary impairment of available-for-sale securities	1,228	-	-
Net gain from real estate investment partnership	(777)	-	-
Gain on sales of loans originated for sale	(1,478)	(1,132)	(1,863)
Gain on sale of real estate owned	-	(33)	(44)
Adoption of SAB 108	-	(1,101)	-
(Decrease) increase in other liabilities	(15,517)	26,616	14,049
Decrease (increase) in other assets	21,415	(44,682)	(12,941)
Increase in accrued interest receivable	(1,118)	(1,787)	(369)
Net cash provided by operating activities	25,501	9,750	29,845
Investing activities:			
Net purchases of investments in mutual funds	-	(264)	(1,493)
Proceeds from maturities of investment securities	-	14,721	60,780
Purchases of investment securities	(51,270)	-	(55,428)
Purchases of mortgage-related securities	(247,428)	(198,460)	(193,857)
Principal repayments on mortgage-related securities	227,041	224,693	352,866
Proceeds from sale of investment securities	-	702	1,804
Net decrease (increase) in loans receivable	26,317	(35,894)	(115,686)
Proceeds from real estate investment partnership	1,422	-	-
Purchase of Federal Home Loan Bank stock	(216)	-	-
Redemption of FHLB stock	-	2,661	-
Proceeds from sale of foreclosed properties	949	737	1,341
Net purchases of premises and equipment	(3,722)	(5,581)	(6,345)
Net cash (used in) provided by investing activities	(46,907)	3,315	43,982

Bank Mutual Corporation and Subsidiaries

Consolidated Statements of Cash Flows

	Year ended December 31		
	2007	2006	2005
	(In Thousands)		
Financing activities:			
Net (decrease) increase in deposits	(56,070)	$ 65,172	$102,381
Net decrease in short-term borrowings	(175,000)	(25,000)	(87,600)
Proceeds from long-term borrowings	657,950	398,075	110,232
Repayments on long-term borrowings	(275,516)	(433,846)	(18,361)
Net decrease in advance payments by borrowers for taxes and insurance	(384)	(330)	(267)
Proceeds from exercise of stock options	1,396	1,940	2,393
Excess tax benefit from exercise of stock options	433	752	-
Cash dividends	(17,227)	(15,955)	(16,223)
Purchase of treasury stock	(120,687)	(27,828)	(134,542)
Net cash provided by (used in) by financing activities	14,895	(37,020)	(41,987)
(Decrease) increase in cash and cash equivalents	(6,511)	(23,955)	31,840
Cash and cash equivalents at beginning of year	45,460	69,415	37,575
Cash and cash equivalents at end of year	$ 38,949	$ 45,460	$ 69,415
Supplemental information:			
Interest paid on deposits and borrowings	$102,744	$ 92,022	$ 75,100
Income taxes paid	8,187	10,786	13,040
Loans transferred to foreclosed properties and repossessed assets	3,724	1,429	538

Bank Mutual Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2007
(Dollars in Thousands, Except Per Share Amounts)

1. Summary of Significant Accounting Policies

Business

Bank Mutual Corporation (the "Company"), a Wisconsin corporation, is a federally-registered unitary savings and loan bank holding company which holds all of the outstanding shares of Bank Mutual, a federal savings bank ("Bank Mutual" or the "Bank"). The Company was formed in 2003 and is the successor to a federally-chartered corporation of the same name in a transaction in which the Company converted into a fully shareholder-owned corporation. All references to the Company refer to Bank Mutual Corporation both before and after that transaction.

Bank Mutual is a federal savings bank offering a full range of financial services to customers who are primarily located in the state of Wisconsin. Bank Mutual is principally engaged in the business of attracting deposits from the general public and using such deposits to originate residential and commercial real estate loans, consumer loans, and commercial and industrial loans.

Principles of Consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The consolidated financial statements include the accounts and transactions of the Company and its wholly owned subsidiaries. Bank Mutual has the following wholly owned subsidiaries: BancMutual Financial & Investment Services, Inc., Mutual Investment Corporation, MC Development Ltd., and First Northern Investments Inc. Significant intercompany accounts and transactions have been eliminated in consolidation. Bank Mutual also owns a 50% interest in two entities, Savings Financial Corporation, which is accounted for using the equity method, and Arrowood Development, LLC ("Arrowood Development") which is a variable interest entity and is consolidated into the financial statements as required by FASB Interpretation No. 46 (Revised), "Consolidation of Variable Interest Entities" ("FIN 46").

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers federal funds sold and interest-bearing deposits that have original maturities of three months or less to be cash equivalents. Under Regulation D, the Bank is required to maintain cash and reserve balances with the Federal Reserve Bank. The average amount of reserve balances for the years ended December 31, 2007 and 2006 was approximately $598 and $686, respectively.

Federal Home Loan Bank Stock

Stock of the Federal Home Loan Bank of Chicago ("FHLB") is owned due to regulatory requirements and carried at cost, which is its redeemable value, and is included in Other Assets.

Investment and Mortgage-Related Securities Available-for-Sale

Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of accumulated other comprehensive income in shareholders' equity.

1. Summary of Significant Accounting Policies (continued)

The amortized cost of securities classified as available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-related securities, over the estimated life of the security. Such accretion or amortization is included in interest income from investments. Interest and dividends are included in interest income from investments. Realized gains and losses and declines in value judged to be other-than-temporary are included in net gain or loss on sales of securities and are based on the specific identification method.

Impairment of available-for-sale securities is evaluated considering numerous factors, and their relative significance varies case-by-case. Factors considered include the length of time and extent to which the market value has been less than cost; the financial condition and near-term prospects of the issuer of a security; and the Bank's intent and ability to retain the security in order to allow for an anticipated recovery in fair value. If, based upon an analysis of each of the above factors, it is determined that the impairment is other-than-temporary, the carrying value of the security is written down to fair value, and a loss is recognized through earnings.

Loans Held for Sale

Loans held for sale, which generally consist of current production of certain fixed-rate mortgage loans, are recorded at the lower of cost or market value, determined on an individual loan basis. Fees received from the borrower are deferred and recorded as an adjustment of the carrying value.

Loans Receivable and Related Interest Income

Interest on loans is accrued and credited to income as earned. Accrual of interest is generally discontinued either when reasonable doubt exists as to the full, timely collection of interest or principal or when a loan becomes contractually past due by more than 90 days with respect to interest or principal. At that time, any accrued but uncollected interest is reversed and additional income is recorded only to the extent that payments are received and the collection of principal is reasonably assured. Loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is reasonably assured. Loans are shown net of the allowance for loan losses.

Loan Fees and Related Costs

Loan origination and commitment fees and certain direct loan origination costs are deferred and amortized as an adjustment of the related loans' yield. The Company amortizes these amounts in accordance with Statement of Financial Accounting Standards ("SFAS") No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

Allowance for Loan Losses

The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses inherent in the loan portfolio and is based on the size and current risk characteristics of the loan portfolio, an assessment of individual problem loans and actual loss experience, current economic events in specific industries and geographical areas, including unemployment levels, and other pertinent factors, including regulatory guidance and general economic conditions. Determination of the allowance is inherently subjective as it requires significant

1. Summary of Significant Accounting Policies (continued)

estimates, including the amounts and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends, all of which may be susceptible to significant change. Loan losses are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for loan losses is charged to operations based on management's periodic evaluation of the factors previously mentioned, as well as other pertinent factors. Evaluations are conducted at least quarterly and more often if deemed necessary.

Mortgage Servicing Rights

Mortgage servicing rights are recorded as an asset when loans are sold with servicing rights retained. The total cost of loans sold is allocated between the loan balance and their servicing asset based on their relative fair values. The capitalized value of mortgage servicing rights is amortized in proportion to, and over the period of, estimated net future servicing revenue. Mortgage servicing rights are carried at the lower of the initial carrying value, adjusted for amortization, or estimated fair value. The carrying values are periodically evaluated for impairment. For purposes of measuring impairment, the servicing rights are stratified into pools based on term and interest rate. Impairment represents the excess of the remaining capitalized cost of a stratified pool over its fair value, and is recorded through a valuation allowance. The fair value of each servicing rights pool is calculated based on the present value of estimated future cash flows using a discount rate, given current market conditions. Estimates of fair value include assumptions about prepayment speeds, interest rates and other factors which are subject to change over time. Changes in these underlying assumptions could cause the fair value of mortgage servicing rights, and the related valuation allowance, if any, to change significantly in the future.

Mortgage Banking Loan Commitments

In connection with its mortgage banking activities, the Company enters into loan commitments to fund residential mortgage loans at specified interest rates and within specified periods of time, generally up to 60 days from the time of rate lock. A loan commitment whose loan arising from exercise of the loan commitment will be held for sale upon funding is a derivative instrument under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," (as amended), which must be recognized at fair value on the consolidated balance sheet in other assets and other liabilities with changes in its value recorded in income from mortgage banking operations.

In determining the fair value of its derivative loan commitments for economic purposes, the Company considers the value that would be generated when the loan arising from exercise of the loan commitment is sold in the secondary mortgage market. That value includes the price that the loan is expected to be sold for in the secondary mortgage market.

Foreclosed Properties and Repossessed Assets

Foreclosed properties acquired through, or in lieu of, loan foreclosure are recorded at the lower of cost or fair value less estimated costs to sell. Costs related to the development and improvement of property are capitalized, whereas costs related to holding the property are expensed. Gains and losses on sales are recognized based on the carrying value upon closing of the sale.

1.Summary of Significant Accounting Policies (continued)

Premises and Equipment

Land, buildings, leasehold improvements and equipment are carried at amortized cost. Buildings and equipment are depreciated over their estimated useful lives (office buildings 40 to 44 years and furniture and equipment 3 to 10 years) using the straight-line method. Leasehold improvements are amortized over the shorter of their useful lives or lease terms. The Company reviews buildings, leasehold improvements and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment exists when the estimated undiscounted cash flows for the property are less than its carrying value. If identified, an impairment loss is recognized through a charge to earnings based on the fair value of the property.

Goodwill and Other Intangible Assets

Goodwill, representing the excess of purchase price over the fair value of net assets acquired, results from acquisitions made by the Company. Goodwill is reviewed at least annually for impairment based upon guidelines specified by SFAS No. 142 - "Goodwill and Other Intangible Assets." SFAS No. 142 requires that the lowest level segment of the business be tested and the Bank determined that the consolidated entity was the lowest segment for which details were available. Other intangible assets, primarily attributed to the customer relationships acquired, are amortized over their estimated useful lives, generally seven to fifteen years. Other intangible assets are reviewed if facts and circumstances indicate that they may be impaired.

Life Insurance Policies

Investments in life insurance policies owned by the Company are carried at the amount that could be realized under the insurance contract if the Company cashed them in on the respective dates.

Income Taxes

The Company files a consolidated federal income tax return and separate, or combined, state income tax returns, depending on the state. A deferred tax asset or liability is determined based on the enacted tax rates that will be in effect when the differences between the financial statement carrying amounts and tax basis of existing assets and liabilities are expected to be reported in the Company's income tax returns. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date of the change. A valuation allowance is provided for any deferred tax asset for which it is more likely than not that the asset will not be realized. Changes in valuation allowances are recorded as a component of income taxes.

Earnings Per Share

Basic and diluted earnings per share ("EPS") are computed by dividing net income by the weighted-average number of common shares outstanding for the period. ESOP shares committed to be released are considered outstanding for basic EPS calculations. Vested shares of restricted stock which have been awarded under the management recognition plan ("MRP") provisions of the Company's 2004 and 2001 Stock Incentive Plans are also considered outstanding for basic EPS. Nonvested MRP and stock option shares are considered dilutive potential common shares and are included in the weighted-average number of shares outstanding for diluted EPS.

(Dollars in Thousands, Except Per Share Amounts)

1. Summary of Significant Accounting Policies (continued)

Pension Costs

The Company has both defined benefit and defined contribution plans. The Company's net periodic pension cost of the defined benefit plan consists of the expected cost of benefits earned by employees during the current period and an interest cost on the projected benefit obligation, reduced by the expected earnings on assets held by the retirement plan, amortization of transitional assets over a period of 15 years, amortization of prior service cost and amortization of recognized actuarial gains and losses over the estimated future service period of existing plan participants.

The costs associated with the defined contribution plan consist of a predetermined percentage of compensation, which is determined by the Company's Board of Directors.

Segment Information

The Company has determined that it has one reportable segment – community banking. Bank Mutual offers a range of financial products and services to external customers, including: accepting deposits from the general public; originating residential, consumer and commercial loans; and marketing annuities and other insurance products.

Stock Compensation

In May 2001, the Company shareholders approved the 2001 Stock Incentive Plan (the "2001 Plan"), providing for restricted stock ("MRP") awards of up to 1,226,977 shares. Of these, 1,210,630 MRP shares were granted during the year ended December 31, 2001 to employees in management positions and directors, of which 124,737 shares were subsequently forfeited. No shares were granted from the 2001 Plan during the years ended December 31, 2007 and 2006. All outstanding MRPs under the 2001 Plan were fully vested by 2006 and therefore no 2001 MRPs are outstanding at December 31, 2007. No further MRPs may be granted under the 2001 Plan.

In May 2004, the Company shareholders approved the 2004 Stock Incentive Plan (the "2004 Plan"), providing for MRP awards up to 1,642,521 shares. Of these, 955,000 shares were granted during the year ended December 31, 2004, of which 16,000 shares were subsequently forfeited. The outstanding unvested 2004 MRP grants had a fair value of $3,750 at December 31, 2007. The 2004 MRP grants are being amortized to compensation expense as the Company's employees and directors become vested in the granted shares.

The amount amortized to expense was $1,873 for the year ended December 31, 2007 and $2,334 for the year ended December 31, 2006. The remaining unamortized cost of the MRP is reflected as a reduction of additional paid-in capital.

The 2001 Plan also provided for options for 4,150,122 shares. Options for 4,050,122 shares were granted on May 8, 2001 under the 2001 Plan at an exercise price of $3.2056 and expiring on May 8, 2011. All outstanding options under the 2001 Plan have now fully vested; no further options may be granted under the 2001 Plan. The 2004 Plan also provides for options for 4,106,362 shares. On May 3, 2004, options for an additional 2,382,000 shares were granted under the 2004 Plan at an exercise price of $10.673 per share and expiring May 3, 2014. On July 5, 2006, options for an additional 50,000 shares were granted under the 2004 Plan at an exercise price of $12.234 per share, expiring July 5, 2016. Options granted under the 2004 Plan generally vest over five years from the date of grant.

(Dollars in Thousands, Except Per Share Amounts)

1. Summary of Significant Accounting Policies (continued)

The following schedule reflects stock options for the years ended December 31, 2007, 2006 and 2005.

	For the Year Ended December 31					
	2007		2006		2005	
	Stock Options	Weighted Avg. Cost	Stock Options	Weighted Avg. Cost	Stock Options	Weighted Avg. Cost
Outstanding at beginning of year	4,525,238	$7.0730	4,919,051	$ 6.8170	5,276,953	$ 6.5760
Granted	–	–	50,000	$12.2340	–	–
Exercised	402,610	$3.7620	436,813	$ 4.7236	354,702	$ 3.2056
Forfeited	32,000	$10.6730	7,000	$10.6730	3,200	$10.6730
Outstanding at end of year	4,090,628	$7.3650	4,525,238	$7.0730	4,919,051	$ 6.8170

	At December 31, 2007			
	Unexercisable Stock Options		Exercisable Stock Options	
Price	Shares	Remaining Contractual Life	Shares	Exercise Price
$ 3.2056	–	–	1,819,928	$3.2056
$10.6730	886,000	6.4 years	1,335,000	$10.6730
$12.2340	40,000	8.5 years	10,000	$12.2340

The estimated fair value of each option granted is calculated using the Black-Scholes option-pricing model. The following summarizes the weighted average assumptions used in the model during each year options were granted.

	2006
Risk-free interest rate	5.04%
Dividend yield	2.00%
Expected stock volatility	12.40%
Expected years until exercise	7.50

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models such as the Black-Scholes require the input of highly subjective assumptions including the expected stock price volatility. Bank Mutual's stock options have characteristics significantly different from traded options and, therefore, changes in the subjective input assumptions can materially affect the fair value estimate.

(Dollars in Thousands, Except Per Share Amounts)

1. Summary of Significant Accounting Policies (continued)

On December 16, 2004, FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004) ("SFAS No. 123 (R)"), "Share-Based Payment," which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and amends SFAS No. 95, "Statement of Cash Flows." Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Prior to 2006, the Company accounted for the stock options in accordance with APB Opinion 25's intrinsic method, as allowed under SFAS No. 123, and, therefore, no compensation cost had been recognized in connection with stock options granted in any year prior to 2006. The Company adopted SFAS 123(R) using the modified prospective method effective January 1, 2007. Accordingly, the adoption of SFAS No. 123(R)'s fair value method reduced the Company's net income by approximately $278 and $463 during the years ended December 31, 2007 and 2006, respectively.

SFAS 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow rather than as an operating cash flow as required under previous literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption.

Pursuant to SFAS No. 123 disclosure requirements, pro forma net income and basic and diluted earnings per share are presented below for the period prior to the adoption of SFAS No. 123(R) as if compensation cost for stock options was determined under the fair value method and amortized to expense over the options' vesting periods.

	Year Ended December 31 2005
Net income:	
As reported	$28,026
Pro forma	$27,086
Basic earnings per share:	
As reported	$0.44
Pro forma	$0.43
Diluted earnings per share:	
As reported	$0.43
Pro forma	$0.42

Recent Accounting Changes

In July 2006, the FASB issued its final interpretation on, "Accounting for Uncertain Tax Positions – an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies and prescribes a threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company adopted FIN 48 on January 1, 2007 and it had no material effect on the financial statements.

(Dollars in Thousands, Except Per Share Amounts)

1. Summary of Significant Accounting Policies (continued)

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB No. 108"), which provides guidance regarding the process of quantifying financial misstatements and addresses the diversity in practice in quantifying financial statement misstatements and the potential under current practices for the build up of improper amounts on the balance sheet.

The techniques most commonly used in practice to accumulate and quantify misstatements are generally referred to as "rollover" and "iron curtain" approaches. The rollover approach quantifies a misstatement based on the amount of the error originating in the current year income statements. This approach ignores the effect of correcting the portion of the current year balance sheet misstatement that originated in prior years. The iron curtain approach quantifies a misstatement based on the effects of correcting the misstatement existing on the balance sheet at the end of the current year, irrespective of the misstatement's year(s) of origination. This approach ignores the effect on the current period income statements.

The SEC staff has indicated in SAB No. 108 that it does not believe that the exclusive reliance on either the rollover or iron curtain approach appropriately quantifies all misstatements that could be material to users of financial statements. The staff believes registrants must quantify the impact of correcting all misstatements, including both the carryover and reversing effects of prior year misstatements on the current year financial statements. The staff believes that this can be accomplished by quantifying an error under both the rollover and iron curtain approaches as described above and by evaluating the error measured under each approach. Application of the guidance is required beginning with the first fiscal year ending after November 15, 2006. The Company adopted SAB No. 108 on December 31, 2006. See Note 16 for the impact of SAB No. 108 on the Company's consolidated financial statements.

On September 15, 2006, FASB issued SFAS No. 157 "Fair Value Measurements" which gives guidance for using fair value to measure assets and liabilities and expands disclosures about the use of fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company has not completed the process of evaluating the impact of SFAS No. 157 and is therefore unable to disclose the effects that adopting Statement No. 157 will have on the Company's financial position, results of operations or liquidity.

On September 29, 2006, FASB issued SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" which requires a company to: (a) recognize in its statement of financial condition an asset for a defined benefit postretirement plan's over funded status or a liability for a plan's underfunded status; (b) measure a defined benefit postretirement plan's assets and obligations that determine its funded status as of the end of the employers' fiscal year; and (c) recognize changes in the funded status of a defined benefit postretirement plan in comprehensive income in the year in which the changes occur. The requirement to recognize the funded status of a defined postretirement plan and the disclosure requirements are effective for fiscal years ending after December 15, 2006 and the requirement to measure plan assets and benefit obligations as of the date of the fiscal year-end statement of financial condition is effective for fiscal years ending after December 15, 2008. The Company adopted the required portions of SFAS No. 158 as of December 2006 and it did not have a material impact on the Company's financial position, results of operations, or liquidity. See Notes to Consolidated Financial Statements – 10. Employee Benefit Plans.

Reclassifications

Certain 2006 and 2005 amounts have been reclassified to conform to the 2007 presentation.

(Dollars in Thousands, Except Per Share Amounts)

2. Securities, Available-for-Sale

The amortized cost and fair value of investment securities available-for-sale are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
At December 31, 2007:				
Investment securities:				
Mutual funds	$ 46,548	$ 2	$ -	$ 46,550
U.S. government and federal obligations	51,270	766	-	52,036
Stock in federal agencies	1,442	44	(622)	864
Total investment securities	99,260	812	(622)	99,450
Mortgage-related securities:				
Federal Home Loan Mortgage Corporation	529,622	2,660	(7,384)	524,898
Federal National Mortgage Association	368,104	1,240	(6,007)	363,337
Private placement CMOs	181,401	309	(1,072)	180,638
Government National Mortgage Association	31,786	8	(745)	31,049
Total mortgage-related securities	1,110,913	4,217	(15,208)	1,099,922
Total	$1,210,173	$5,029	$(15,830)	$1,199,372

The following schedule identifies securities by time in which the securities had a gross unrealized loss.

	Less than 12 months In an unrealized loss position			Greater than 12 months In an unrealized loss position				
	Unrealized Loss Amount	Number of Securities	Estimated Fair Value	Unrealized Loss Amount	Number of Securities	Estimated Fair Value	Total Unrealized Loss Amount	Total Estimated Fair Value
Investment securities:								
Stock in federal agencies	$ (622)	1	$ 818	$ -	-	$ -	$ (622)	$ 818
Total investment securities	(622)	1	818	-	-	-	(622)	818
Mortgage-related securities:								
Federal Home Loan Mortgage Corporation	-	-	-	(7,384)	106	323,393	(7,384)	323,393
Federal National Mortgage Association	(142)	2	24,575	(5,865)	80	227,448	(6,007)	252,023
Government National Mortgage Association	-	-	-	(745)	10	30,656	(745)	30,656
Private placement CMOs	(253)	2	15,892	(819)	16	92,050	(1,072)	107,942
Total mortgage-related securities	(395)	4	40,467	(14,813)	212	673,547	(15,208)	714,014
Total	$(1,017)	5	$41,285	$(14,813)	212	$673,547	$(15,830)	$714,832

The Company determined that two investments in mutual funds that invested in mortgage-related securities had impairments equal to $1.2 million that were other-than-temporary. These impairments were recorded in the consolidated statement of income for the year ended December 31, 2007. The Company does not believe any remaining unrealized loss as of December 31, 2007 represents an other-than-temporary impairment. The unrealized losses reported for mortgage-backed securities relate primarily to securities issued by FNMA, FHLMC and private institutions. These unrealized losses are primarily attributable to changes in interest rates and individually were 3% or less of their respective amortized cost basis. The Company has the intent and ability to hold the securities contained in the previous table for the time necessary to recover the amortized cost.

(Dollars in Thousands, Except Per Share Amounts)

2. Securities, Available-for-Sale (continued)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
At December 31, 2006:				
Investment securities:				
Mutual funds	$ 47,775	$ -	$ (1,183)	$ 46,592
Stock in federal agencies	1,442	256	-	1,698
Total investment securities	49,217	256	(1,183)	48,290
Mortgage-related securities:				
Federal Home Loan Mortgage Corporation	453,452	89	(12,137)	441,404
Federal National Mortgage Association	382,197	779	(9,582)	373,394
Private Placement CMOs	209,659	182	(1,939)	207,902
Government National Mortgage Association	43,325	7	(1,181)	42,151
Total mortgage-related securities	1,088,633	1,057	(24,839)	1,064,851
Total	$1,137,850	$1,313	$(26,022)	$1,113,141

The amortized cost and fair values of securities by contractual maturity at December 31, 2007, are shown below. Actual maturities may differ from contractual maturities because issuers have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Due in one year or less	$ -	$ -
Due after one year through five years	-	-
Due after five years through ten years	36,270	36,919
Due after ten years	15,000	15,117
Mutual funds	46,548	46,550
Stock in federal agencies	1,442	864
Mortgage-related securities	1,110,913	1,099,922
	$1,210,173	$1,199,372

The following table summarizes the adjustment to other comprehensive income and the related tax effect for securities available-for-sale for each of the three years ended December 31:

	2007	2006	2005
Change in unrealized holding gain (loss) on available-for-sale securities during the period			
Unrealized net gains (losses)	$13,908	$1,836	$(20,779)
Related tax expense (benefit)	5,199	622	(7,663)
Change in other comprehensive income	$ 8,709	$1,214	$(13,116)

(Dollars in Thousands, Except Per Share Amounts)

2. Securities, Available-for-Sale (continued)

Investment securities with a fair value of approximately $55,542 and $40,138 at December 31, 2007 and 2006, were pledged to secure deposits, borrowings and for other purposes as permitted or required by law.

3. Loans Receivable

Loans receivable consist of the following:

	December 31	
	2007	2006
Mortgage loans:		
One-to-four family	$1,059,307	$1,123,905
Multifamily	206,640	157,768
Commercial real estate	202,528	167,089
Construction and development	170,401	187,323
Total mortgage real estate loans	1,638,876	1,636,085
Consumer and other loans:		
Fixed equity	199,161	227,811
Home equity lines of credit	90,631	91,730
Student	21,845	20,404
Home improvement	33,604	33,287
Automobile	24,878	46,752
Other	9,439	11,262
Total consumer and other loans	379,558	431,246
Total commercial business loans	53,784	52,056
Total loans receivable	2,072,218	2,119,387
Less:		
Undisbursed loan proceeds	68,457	85,897
Allowance for loan losses	11,774	12,574
Unearned loan fees and discounts	(2,569)	(3,409)
	77,662	95,062
Total loans receivable – net	$1,994,556	$2,024,325

The Company's first mortgage loans and home equity lines of credit are primarily secured by properties housing one-to-four families which are generally located in the Company's local lending areas in Wisconsin, Michigan and Minnesota. Non-accrual loans at December 31, 2007 were $12,942 and at December 31, 2006, were $14,497.

A summary of the activity in the allowance for loan losses follows:

	Year ended December 31		
	2007	2006	2005
Balance at beginning of year	$12,574	$12,090	$13,923
Provisions (recoveries of provisions)	(272)	632	541
Charge-offs	(623)	(367)	(2,431)
Recoveries	95	219	57
Balance at end of year	$11,774	$12,574	$12,090

The unpaid principal balance of loans serviced for others was $707,519, $676,319, and $657,290 at December 31, 2007, 2006 and 2005, respectively. These loans are not reflected in the consolidated financial statements.

(Dollars in Thousands, Except Per Share Amounts)

3. Loans Receivable (continued)

A loan is considered impaired when, in management's judgment, it becomes probable that all contractual principal and interest will not be collected. The following table presents data on impaired loans:

	December 31	
	2007	2006
Impaired loans for which an allowance has been provided	$15,957	$14,920
Impaired loans for which no allowance has been provided	4,286	2,338
Total loans determined to be impaired	20,243	$17,258
Allowance for loan losses related to impaired loans	$ 1,715	$ 2,672

	Year ended December 31		
	2007	2006	2005
Average recorded investment in impaired loans	$19,746	$6,507	$10,141
Cash basis interest income recognized from impaired loans	$ 853	$ 179	$ 233

4. Goodwill, Other Intangible Assets and Mortgage Servicing Rights

Goodwill is not amortized but is subject to impairment tests on at least an annual basis. No goodwill impairments were determined in 2007, 2006 or 2005. The carrying value of goodwill for 2007, 2006, and 2005 was $52,570.

Deposit base intangibles had a carrying amount and a value net of accumulated amortization of $2,428 at December 31, 2007 and $3,089 at December 31, 2006.

The carrying amount of mortgage servicing rights net of accumulated amortization and the associated valuation allowance at December 31 is presented in the following table.

	2007	2006	2005
Mortgage servicing rights at beginning of year	$ 4,653	$ 4,771	$ 4,542
Additions	1,246	1,040	1,777
Amortization	(1,191)	(1,158)	(1,548)
Mortgage servicing rights at end of year	4,708	4,653	4,771
Valuation allowance	–	–	–
Balance	$ 4,708	$ 4,653	$ 4,771

In 2007, 2006 and 2005, there were no permanent impairments.

(Dollars in Thousands, Except Per Share Amounts)

4. Goodwill, Other Intangible Assets and Mortgage Servicing Rights (continued)

The projections of amortization expense shown below for mortgage servicing rights are based on existing asset balances and the existing interest rate environment as of December 31, 2007. Future amortization expense may be significantly different depending upon changes in the mortgage servicing portfolio, mortgage interest rates and market conditions.

The following table shows the current period and estimated future amortization expense for amortizable intangible assets:

	Mortgage Servicing Rights	Deposit Base Intangibles	Total
Twelve months ended December 31, 2007 (actual)	$1,191	$ 661	$1,852
Estimate for year ending December 31,			
2008	$ 935	$ 618	$1,553
2009	934	405	1,339
2010	926	405	1,331
2011	748	405	1,153
2012	523	199	722
Thereafter	642	396	1,038
	$4,708	$2,428	$7,136

5. Other Assets

Other Assets are summarized as follows:

	December 31 2007	2006
Accrued interest:		
Mortgage-related securities	$ 4,463	$ 4,207
Investment securities	687	12
Loans receivable	9,475	9,288
Total accrued interest	14,625	13,507
Foreclosed properties and repossessed assets	3,687	1,231
Premises and equipment	51,628	50,515
Federal Home Loan Bank stock, at cost	46,092	45,876
Bank owned life insurance	48,871	46,430
Prepaid and other	22,608	46,801
	$187,511	$204,360

(Dollars in Thousands, Except Per Share Amounts)

5. Other Assets (continued)

Foreclosed properties and repossessed assets are summarized as follows:

	December 31 2007	December 31 2006
Acquired by foreclosure or in lieu of foreclosure	$3,666	$1,222
Repossessed collateral	21	9
	$3,687	$1,231

Premises and equipment are summarized as follows:

	December 31 2007	December 31 2006
Land and land improvements	$16,374	$15,577
Office buildings	48,933	47,405
Furniture and equipment	18,190	17,643
Leasehold improvements	1,294	944
	84,791	81,569
Less accumulated depreciation and amortization	33,163	31,054
	$51,628	$50,515

Depreciation expense for 2007, 2006, and 2005 was $2,620, $2,644, and $2,699, respectively.

Bank Mutual leases various branch offices, office facilities and equipment under noncancelable operating leases which expire on various dates through 2017. Future minimum payments under noncancelable operating leases with initial or remaining terms of one year or more for the years indicated are as follows at December 31, 2007:

2008	$1,270
2009	861
2010	644
2011	460
2012	363
Thereafter	1,297
Total	$4,895

Rental expense totaled $1,132, $886, and $873, for 2007, 2006 and 2005, respectively.

(Dollars in Thousands, Except Per Share Amounts)

6. Deposits

Deposits are summarized as follows:

	December 31	
	2007	2006
Checking accounts:		
Noninterest-bearing	$ 97,506	$ 104,821
Interest-bearing	170,986	174,206
	268,492	279,027
Money market accounts	280,442	248,542
Savings accounts	183,756	200,016
Certificate accounts:		
Due within one year	1,076,140	1,243,485
After one but within two years	261,556	82,273
After two but within three years	26,980	75,223
After three but within four years	8,971	20,889
After four but within five years	6,631	9,186
After five years	-	-
	1,380,278	1,431,056
	$2,112,968	$2,158,641

The aggregate amount of certificate accounts with balances of one hundred thousand dollars or more is approximately $274,419 and $259,790 at December 31, 2007 and 2006, respectively.

Interest expense on deposits was as follows:

	Year ended December 31		
	2007	2006	2005
Interest-bearing checking accounts	$ 351	$ 351	$ 369
Money market accounts	8,500	7,620	5,548
Savings accounts	924	923	1,048
Certificate accounts	66,236	59,818	42,371
	$76,011	$68,712	$49,336

(Dollars in Thousands, Except Per Share Amounts)

7. Borrowings

Borrowings consist of the following:

	December 31			
	2007		2006	
	Balance	Weighted-Average Rate	Balance	Weighted-Average Rate
Federal Home Loan Bank advances maturing:				
2007	$ -	-	$279,650	4.79%
2008	1,025	5.90%	1,025	5.90
2009	-	-	-	-
2010	-	-	-	-
2011	-	-	-	-
2012	100,000	4.52	-	-
Thereafter	811,434	4.24	424,350	4.24
Open-line of credit	-	-	-	-
Other borrowings	-	-	-	-
	$912,459		$705,025	

Bank Mutual is required to maintain unencumbered mortgage loans in its portfolios aggregating at least 133% of the amount of outstanding advances from the FHLB as collateral. Bank Mutual's borrowings at the FHLB are limited to the lesser of: 35% of total assets; twenty (20) times the FHLB capital stock owned by Bank Mutual; the total of 60% of the book value of certain multi-family mortgage loans and 75% of the book value of one- to four-family mortgage loans; and 95% of certain mortgage-related securities.

Bank Mutual has a $5.0 million and a $10.0 million line of credit with two financial institutions. At December 31, 2007 and 2006, no draws were outstanding.

8. Shareholders' Equity

Bank Mutual is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary, actions by regulators, that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Bank Mutual must meet specific capital guidelines that involve quantitative measures of Bank Mutual's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Bank Mutual's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

(Dollars in Thousands, Except Per Share Amounts)

8. Shareholders' Equity (continued)

Quantitative measures established by federal regulation to ensure capital adequacy require Bank Mutual to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as these terms are defined in regulations) to risk-weighted assets (as these terms are defined in regulations), and of Tier I capital (as these terms are defined in regulations) to average assets (as these terms are defined in regulations). Management believes, as of December 31, 2007, that Bank Mutual met all capital adequacy requirements.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Bank Mutual						
As of December 31, 2007:						
Total capital (to risk-weighted assets)	$337,154	19.93%	$135,334	8.00%	$169,167	10.00%
Tier 1 capital (to risk-weighted assets)	325,380	19.23	67,667	4.00	101,500	6.00
Tier 1 capital (to average assets)	325,380	9.47	137,378	4.00	171,723	5.00
Bank Mutual						
As of December 31, 2006:						
Total capital (to risk-weighted assets)	$421,112	24.27%	$138,817	8.00%	$173,521	10.00%
Tier 1 capital (to risk-weighted assets)	408,538	23.54	69,408	4.00	104,113	6.00
Tier 1 capital (to average assets)	408,538	11.97	136,559	4.00	170,699	5.00

The Company is not aware of any conditions or events, which would change Bank Mutual's status as well capitalized. There are no conditions or events since that notification that management believes have changed Bank Mutual's category.

(Dollars in Thousands, Except Per Share Amounts)

8. Shareholders' Equity (continued)

Following are reconciliations of Bank Mutual's (subsidiary bank) equity under generally accepted accounting principles to capital as determined by regulators:

	Bank Mutual	
	Risk-Based Capital	Tier I (Core) Capital
As of December 31, 2007:		
Equity per bank records	$377,428	$377,428
Unrealized gains on investments	6,844	6,844
FAS 158 adjustment reversal	(775)	(775)
Goodwill and intangibles	(54,023)	(54,023)
Investment in "nonincludable" subsidiaries	(3,811)	(3,811)
Disallowed servicing assets	(283)	(283)
Allowance for loan losses	11,774	–
Regulatory capital	$337,154	$325,380

Accumulated other comprehensive income is as follows:

	At December 31	
	2007	2006
Net unrealized loss on securities available-for-sale	$(6,844)	$(15,553)
Additional minimum pension asset	775	127
	$(6,069)	$(15,426)

(Dollars in Thousands, Except Per Share Amounts)

9. Earnings Per Share

The computation of the Company's basic and diluted earnings per share is presented in the following table.

	Year ended December 31		
	2007	2006	2005
Basic earnings per share			
Net income	$17,103	$20,597	$28,026
Weighted average shares outstanding	53,593,140	58,710,159	62,238,425
Allocated ESOP shares during the period	327,251	327,493	327,194
Vested MRP shares during the period	189,252	277,996	428,305
	54,109,643	59,315,648	62,993,924
Basic earnings per share	$0.32	$0.35	$0.44
Diluted earnings per share			
Net income	$17,103	$20,597	$28,026
Weighted average shares outstanding used in basic earnings per share	54,109,643	59,315,648	62,993,924
Net dilutive effect of:			
Stock option shares	1,267,200	1,625,082	1,747,484
Unvested MRP shares	20,947	58,881	135,009
	55,397,790	60,999,611	64,876,417
Diluted earnings per share	$0.31	$0.34	$0.43

10. Employee Benefit Plans

Bank Mutual Corporation

Bank Mutual Corporation has a discretionary, defined contribution savings plan (the "Savings Plan"). The Savings Plan is qualified under Sections 401 and 401(k) of the Internal Revenue Code and provides employees meeting certain minimum age and service requirements the ability to make contributions to the Savings Plan on a pretax basis. The Company then matches a percentage of the employee's contributions. Matching contributions made by the Company were $146 in 2007, $144 in 2006, and $146 in 2005.

Bank Mutual Corporation also has a defined benefit pension plan covering employees meeting certain minimum age and service requirements and a supplemental pension plan for certain qualifying employees. The supplemental pension plan is funded through a "rabbi trust" arrangement. The benefits are generally based on years of service and the employee's average annual compensation for five consecutive calendar years in the last ten calendar years which produces the highest average. The Company's funding policy is to contribute annually the amount necessary to satisfy the requirements of the Employee Retirement Income Security Act of 1974.

(Dollars in Thousands, Except Per Share Amounts)

10. Employee Benefit Plans (continued)

Adoption of Statement No. 158

On December 31, 2006, the Company adopted the recognition and disclosure provisions of Statement No. 158. Statement No. 158 required the Company to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension plan in the December 31, 2006 statement of financial position, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The adjustment to accumulated other comprehensive income at adoption represents the net unrecognized actuarial losses, unrecognized prior service costs, and unrecognized transition obligation remaining from the initial adoption of Statement No. 87, all of which were previously netted against the plan's funded status in the Company's statement of financial position pursuant to the provisions of Statement No. 87. These amounts will be subsequently recognized as net periodic pension cost pursuant to the Company's historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic pension cost in the same periods will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic pension cost on the same basis as the amounts recognized in accumulated other comprehensive income at adoption of Statement No. 158.

Amounts recognized in accumulated other comprehensive income, net of tax, as of December 31, 2007 follow:

	Qualified Plan	Supplemental Plan	Total
Prior service cost	$ 18	$ –	$ 18
Unrecognized net gain	(198)	(398)	(596)
	$(180)	$(398)	$(578)

The estimated net of tax costs that will be amortized from accumulated other comprehensive income into net periodic cost over the next fiscal year are as follows:

	Qualified Plan	Supplemental Plan	Total
Prior service cost	$18	–	$18

The overfunded status of the qualified plan of $1,374 at December 31, 2007 is recognized in the accompanying statement of financial position as prepaid pension expense. No plan assets are expected to be returned to the Company during the fiscal year ended December 31, 2008.

(Dollars in Thousands, Except Per Share Amounts)

10. Employee Benefit Plans (continued)

The following tables set forth the defined benefit pension plan's funded status and net periodic benefit cost:

	Qualified Pension Plan		Supplemental Pension Plan	
	2007	2006	2007	2006
Change in Benefit Obligation				
Benefit obligation at beginning of year	$24,831	$23,682	$6,696	$ 6,694
Service cost	1,789	1,888	173	170
Interest cost	1,471	1,289	393	360
Actuarial loss (gain)	(586)	(1,387)	(85)	(230)
Benefits paid	(642)	(641)	(297)	(298)
Benefit obligation at end of year	$26,863	$24,831	$6,880	$ 6,696
Change in Plan Assets				
Fair value of plan assets at beginning of year	$25,965	$25,558	$ -	$ -
Actual return on plan assets	2,024	1,048	-	-
Employer contributions	890	-	297	297
Benefits paid	(642)	(641)	(297)	(297)
Fair value of plan assets at end of year	28,237	25,965	-	-
Funded status at the end of the year	$ 1,374	$ 1,134	$(6,880)	$(6,696)

Accumulated Benefit Obligations

The accumulated benefit obligations for the defined benefit pension plan were $24,365 and $22,128 at October 31, 2007 and 2006, respectively.

	2007	2006
Weighted-average assumptions used in cost calculations:		
Discount rate	6.25%	6.00%
Rate of increase in compensation levels	3.50%	3.50%
Expected long-term rate of return on plan assets	7.00%	7.00%

The expected long-term rate of return was estimated using a combination of the expected rate of return for immediate participation contracts and the historical rate of return for immediate participation contracts.

(Dollars in Thousands, Except Per Share Amounts)

10. Employee Benefit Plans (continued)

Using an actuarial measurement date of October 31, components of net periodic benefit cost follow:

	2007	2006	2005
Qualified Pension Plan			
Service cost	$ 1,789	$ 1,887	$ 1,779
Interest cost	1,471	1,289	1,236
Actual return on plan assets	(2,024)	(1,048)	(797)
Amortization of prior service cost	30	30	(1,121)
Asset gain (loss)	228	(724)	(926)
Net periodic cost	$ 1,494	$ 1,434	$ 171
Supplemental Pension Plan			
Service cost	$ 173	$ 170	$ 159
Interest cost	393	360	367
Amortization of prior service cost	55	70	1,244
Amortization of gain from prior period	--	--	261
Net periodic cost	$ 621	$ 600	$ 2,031

Pension plan assets which consist primarily of immediate participation guarantee contracts with an insurance company are actively managed by investment professionals.

At December 31, 2007, the projected benefit payments for each of the plans are as follows:

	Qualified Plan	Supplemental Plan	Total
2008	$ 852	$ 762	$ 1,614
2009	1,031	762	1,793
2010	1,201	762	1,963
2011	1,368	762	2,130
2012	1,537	762	2,299
2013 – 2017	11,222	2,952	14,174
	$17,211	$6,762	$23,973

The Company values its pension plan annually at October 31. As discussed in Note 1, SFAS No. 158 will require the measurement of plan assets and benefit obligation as of the date of the fiscal year-end beginning for fiscal years ending after December 15, 2008. The pension plan weighted-average asset allocations at October 31, 2007 and 2006, by asset category are as follows:

	At October 31	
	2007	2006
Asset Category-Qualified Plan		
Equity securities	10.2%	7.7%
Immediate participation guarantee contracts	89.8	92.3
Total	100.0%	100.0%

(Dollars in Thousands, Except Per Share Amounts)

10. Employee Benefit Plans (continued)

Investment Policy

The investment objective is to minimize risk. Asset allocation strongly favors immediate participation contracts with an Insurance Company. The equity securities are shares of stock issued by the insurance company when it demutualized.

Contributions

The amount of the 2008 contribution will be determined based on a number of factors, including the results of the Actuarial Valuation Report as of January 1, 2008. At this time, the amount of the 2008 contribution is not known.

Bank Mutual

Bank Mutual has a deferred retirement plan, which was formerly a Mutual Savings Bank plan, for non-officer directors who have provided at least five years of service. All eligible directors' benefits have vested. In the event a director dies prior to completion of these payments, payments will go to the director's heirs. Bank Mutual has funded these arrangements through "rabbi trust" arrangements, and based on actuarial analyses believes these obligations are adequately funded.

First Northern Savings Bank, a bank acquired in October of 2000, also had supplemental retirement plans for several executives. Total expense relating to these plans for the year ended December 31, 2007 and 2006 was $140 and $119, respectively.

11. Stock-Based Benefit Plans

The Company maintains an ESOP for the employees of the Company and Bank Mutual. The ESOP is a qualifying plan under Internal Revenue Service guidelines. It covers all full-time employees who have attained at least 21 years of age and completed one year of service. At November 1, 2000, the ESOP borrowed $609 from the Company and purchased 223,454 shares of common stock issued in the public offering. Subsequent to this initial purchase, through December 31, 2001, the ESOP borrowed an additional $8,362 and purchased an additional 3,037,600 shares. In January 2002, the ESOP bought an additional 10,892 shares. Expense is recognized based on the fair value (average stock price) of shares scheduled to be released from the ESOP trust. One-tenth of the shares are scheduled to be released each year, which started in 2001. Also, additional shares may be released as the ESOP Trust receives cash dividends from the unallocated shares held in the Trust. ESOP expense for the year ended December 31, 2007 was $3,729; for the year ended December 31, 2006 was $3,877; and for the year ended December 31, 2005 was $3,640.

The following table summarizes shares of Company common stock held by the ESOP at December 31.

	2007	2006	2005
Shares allocated to participants in fiscal year	327,250	327,493	327,194
Unallocated and unearned shares	780,677	1,107,927	1,435,420
Fair value of unearned ESOP shares	$ 8,252	$ 13,417	$ 15,215

(Dollars in Thousands, Except Per Share Amounts)

12. Income Taxes

In July 2006, FASB issued its final interpretation on, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies and prescribes a threshold and measurement attributed for the financial statement recognition and measurement of tax position taken or expected to be taken in a tax return.

Bank Mutual adopted the provisions of FIN 48 on January 1, 2007. The adoption of FIN 48 did not impact the financial condition, results of operations, or cash flows as Bank Mutual had no uncertain tax position(s) as defined by FIN 48. The Bank had no beginning or ending tax reserve liability, there were no changes during the year and there is no expected change in the next twelve months.

Bank Mutual and its subsidiaries file income tax returns in the U.S. federal jurisdiction and Wisconsin and Minnesota. Bank Mutual is no longer subject to U.S. federal and Minnesota income tax examinations by tax authorities for years prior to 2004, and for Wisconsin for years prior to 1997.

If any interest and/or penalties would be imposed by an appropriate taxing authority, Bank Mutual would report the interest component through miscellaneous operating expense and penalties through income tax expense.

The provision for income taxes consists of the following:

	Year ended December 31		
	2007	2006	2005
Current:			
Federal	$9,566	$11,518	$13,968
State	121	84	96
	9,687	11,602	14,064
Deferred expense (benefit):			
Federal	(788)	(1,789)	954
State	(7)	(5)	(2)
	(795)	(1,794)	952
	$8,892	$ 9,808	$15,016

For state income tax purposes, certain subsidiaries have net operating loss carryovers of $35,324 available to offset against future income. The carryovers expire in the years 2008 through 2022 if unused.

(Dollars in Thousands, Except Per Share Amounts)

12. Income Taxes (continued)

The income tax provision differs from the provision computed at the federal statutory corporate rate as follows:

	Year ended December 31		
	2007	2006	2005
Income before provision for income taxes	$25,995	$30,405	$43,042
Tax expense at federal statutory rate	$ 9,098	$10,642	$15,065
Increase (decrease) in taxes resulting from:			
State income taxes – net of federal tax benefit	74	51	87
Bank Owned Life insurance	(887)	(399)	(362)
Executive compensation in excess of Section 162(m) limit	117	376	350
Incentive stock option expense	67	–	–
Tax returns and reserve adjustment for uncertain tax provisions	464	(930)	–
Other	(41)	68	(124)
Provision for income taxes	$ 8,892	$ 9,808	$15,016

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The significant components of the Company's deferred tax assets and liabilities are summarized as follows:

	December 31	
	2007	2006
Deferred tax assets:		
State net operating losses	$ 1,814	$ 1,376
Loan loss reserves	4,712	4,904
Pension	2,789	3,003
Deferred compensation	1,580	1,474
Restricted stock amortization	687	547
Unrealized gain on investment securities	3,957	9,156
Other	951	980
Total deferred tax assets	16,490	21,440
Valuation allowance	(1,542)	(1,013)
Deferred tax assets, net of valuation allowance	14,948	20,427
Deferred tax liabilities:		
Property and equipment depreciation	420	504
FHLB stock dividends	5,130	5,130
Deferred loan fees	1,395	1,981
Purchase accounting adjustments	4,224	4,656
Mortgage servicing rights	1,890	1,867
Other	74	70
Total deferred tax liabilities	13,133	14,208
Net deferred tax asset	$ 1,815	$ 6,219

(Dollars in Thousands, Except Per Share Amounts)

13. Financial Instruments with Off-Balance-Sheet Risk

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit and involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated statements of financial condition. The contract amounts reflect the extent of involvement the Company has in particular classes of financial instruments and also represents the Company's maximum exposure to credit loss.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and generally require payment of a fee. As some commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates the collateral needed and creditworthiness of each customer on a case by case basis. The Company generally extends credit only on a secured basis. Collateral obtained varies, but consists principally of one-to-four family residences.

Financial instruments whose contract amounts represent credit risk are as follows:

	December 31	
	2007	2006
Unused consumer lines of credit	$153,553	$156,378
Unused commercial lines of credit	20,167	25,941
Commitments to extend credit:		
Fixed rate	21,487	19,891
Adjustable rate	16,353	23,330
Undisbursed commercial loans	6,131	4,258

Forward commitments to sell mortgage loans of $10,469 at December 31, 2007, represent commitments obtained by the Company from a secondary market agency to purchase mortgages from the Company. Commitments to sell loans expose Bank Mutual to interest rate risk if market rates of interest decrease during the commitment period. Commitments to sell loans are made to mitigate interest rate risk on commitments to originate loans and loans held for sale. Forward commitments at December 31, 2006 were $10,031.

14. Fair Value of Financial Instruments

Disclosure of fair value information about certain financial instruments, whether or not recognized in the consolidated financial statements, for which it is practicable to estimate the value, is summarized below. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.

Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument.

Certain financial instruments and all nonfinancial instruments are excluded from this disclosure. Accordingly, the aggregate fair value of amounts presented does not represent the underlying value of the Company and is not particularly relevant to predicting the Company's future earnings or cash flows.

The following methods and assumptions are used by the Company in estimating its fair value disclosures of financial instruments:

Cash and Cash Equivalents: The carrying amounts reported in the statements of financial condition for cash and cash equivalents approximate those assets' fair values.

Investment and Mortgage-Related Securities: Fair values for these securities are based on quoted market prices or such prices of comparable instruments.

Loans Receivable and Loans Held-for-Sale: The fair value of one-to-four family fixed-rate mortgage loans was determined based on the current market price for securities collateralized by similar loans. For variable rate one-to-four family mortgage, consumer and other loans that reprice frequently and with no significant change in credit risk, carrying values approximate fair values. The fair value for fixed-rate commercial real estate, rental property mortgage, consumer and other loans was estimated by projecting cash flows at market interest rates.

Mortgage Servicing Rights: The Company has calculated the fair market value of mortgage servicing rights for those loans that are sold with servicing rights retained. For valuation purposes, loans are stratified by product type and, within product type, by interest rates. The fair value of mortgage servicing rights is based upon the present value of estimated future cash flows using current market assumptions for prepayments, servicing cost and other factors.

Federal Home Loan Bank Stock: Federal Home Loan Bank stock is carried at cost, which is its redeemable (fair) value, since the market for this stock is restricted.

Accrued Interest Receivable: The carrying value of accrued interest receivable approximates fair value.

Deposits and Advance Payments by Borrowers for Taxes and Insurance: Fair value for demand deposits equal book value. Fair values for other deposits are estimated using a discounted cash flow calculation that applies current market borrowing interest rates to a schedule of aggregated expected monthly maturities on deposits. The advance payments by borrowers for taxes and insurance are equal to their carrying amounts at the reporting date.

(Dollars in Thousands, Except Per Share Amounts)

14. Fair Value of Financial Instruments (continued)

Borrowings: The fair value of long-term borrowings is estimated using discounted cash flow calculations with the discount rates equal to interest rates currently being offered for borrowings with similar terms and maturities. The carrying value on short-term borrowings approximates fair value.

	December 31 2007		December 31 2006	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash and cash equivalents	$ 38,949	$ 38,949	$ 45,460	$ 45,460
Investment and mortgage-related securities	1,199,372	1,199,372	1,113,141	1,113,141
Loans receivable, net	1,994,556	2,030,797	2,024,325	2,014,996
Loans held for sale	7,952	7,952	3,787	3,787
Mortgage servicing rights	4,708	7,701	4,653	7,340
Federal Home Loan Bank stock	46,092	46,092	45,876	45,876
Accrued interest receivable	14,625	14,625	13,507	13,507
Deposits and accrued interest	2,112,968	2,069,752	2,158,641	2,085,299
Advance payments by borrowers	1,815	1,815	2,199	2,199
Borrowings	912,459	943,526	705,025	701,958

The above table does not include any amount for the value of any off-balance-sheet items (see Note 12) since the fair value of these items is not significant.

(Dollars in Thousands, Except Per Share Amounts)

15. Condensed Parent Company Only Financial Statements

STATEMENT OF FINANCIAL CONDITION

	December 31	
	2007	**2006**
Assets:		
Cash and cash equivalents	$ 25,709	$ 58,403
Investment in subsidiaries	377,428	451,299
Due from subsidiaries	24,661	19,359
Receivable from ESOP	2,147	3,047
Other assets	1,191	1,671
	$431,136	$533,779
Liabilities and shareholders' equity:		
Liabilities:		
Other liabilities	$ 1,101	$ –
Shareholders' equity:		
Preferred stock - $.01 par value		
Authorized– 20,000,000 shares in 2007 and 2006		
Issued and outstanding – none in 2007 and 2006	–	–
Common stock – $.01 par value:		
Authorized – 200,000,000 shares in 2007 and 2006		
Issued – 78,783,849 shares in 2007 and 2006		
Outstanding – 49,834,756 in 2007 and 60,277,087 shares in 2006	788	788
Additional paid-in capital	498,408	496,302
Retained earnings	273,330	273,454
Unearned ESOP shares	(2,166)	(3,066)
Accumulated other comprehensive income	(6,069)	(15,426)
Unearned deferred compensation	–	–
Treasury stock – 28,949,093 shares in 2007 and 16,506,762 shares in 2006	(334,256)	(218,273)
Total shareholders' equity	430,035	533,779
	$ 431,136	$ 533,779

(Dollars in Thousands, Except Per Share Amounts)

15. Condensed Parent Company Only Financial Statements (continued)

STATEMENT OF INCOME

	Year ended December 31		
	2007	2006	2005
Interest income	$ 1,602	$ 2,290	$ 1,854
Equity in earnings of subsidiaries	16,973	20,080	27,754
Other	25	40	–
Total income	18,600	22,410	29,608
Total expenses	1,430	1,466	1,399
Income before provision for income taxes	17,170	20,944	28,209
Provision for income taxes	67	347	183
Net income	$17,103	$20,597	$28,026

STATEMENT OF CASH FLOWS

	Year ended December 31		
	2007	2006	2005
Operating activities:			
Net income	$17,103	$ 20,597	$ 28,026
Adjustment to reconcile net income to net cash provided by (used in) operating activities:			
Equity in earnings of subsidiaries	(16,973)	(20,080)	(27,754)
Amortization of cost of stock benefit plans	5,881	9,080	6,768
Decrease in due from subsidiaries	(5,302)	(6,853)	(6,114)
Adoption of SAB No. 108	–	(1,101)	–
Change in other operating activities and liabilities	1,582	(1,207)	166
Net cash provided by operating activities	2,291	436	1,092
Investing activities:			
Stock proceeds invested in subsidiary	–	–	–
Dividends from Company subsidiaries	100,200	21,200	83,200
Net cash provided by investing activities	100,200	21,200	83,200
Financing activities:			
Cash dividends	(17,227)	(15,955)	(16,223)
Purchase of treasury stock	(120,687)	(27,828)	(134,542)
Proceeds from exercise of stock options	1,396	1,940	2,393
Excess tax benefit from exercise of stock options	433	752	–
Payments received on ESOP	900	900	900
Net cash used in financing activities	(135,185)	(40,191)	(147,472)
Decrease in cash and cash equivalents	(32,694)	(18,555)	(63,180)
Cash and cash equivalents at beginning of year	58,403	76,958	140,138
Cash and cash equivalents at end of year	$ 25,709	$ 58,403	$ 76,958

16. Adoption of SEC Staff Accounting Bulletin No. 108 ("SAB No. 108")

The Company adopted SAB No. 108 as of December 31, 2006. In accordance with SAB No. 108, the Company decreased its January 1, 2006 retained earnings by $1,101, which decreased shareholders' equity to $543,273 from $544,374 at that date. This $1,101 cumulative adjustment was the result of accounting errors related to the non-qualified pension plans. A prepaid benefit asset of $1,626 was eliminated and a deferred tax asset of $525 was created. These errors caused immaterial understatements in prior years of pension expense, but the cumulative effect of correcting these errors was material to the 2006 consolidated financial statement.

In evaluating materiality and determining the appropriateness of applying SAB No. 108 to these errors, the Company considered materiality both qualitatively and quantitatively as proscribed by the SEC's Staff Accounting Bulletin No. 99 ("SAB No. 99"). Evaluation of materiality requires the Company to consider all the relevant circumstances including qualitative factors which may cause misstatements of quantitatively small amounts to be material.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Incorporated by reference from Item 4.01 of Bank Mutual Corporation's Current Report on Form 8-K dated August 24, 2007. See also "Independent Auditors – Change in Independent Registered Public Accounting Firm" in Bank Mutual Corporation's definitive Proxy Statement for its Annual Meeting of Shareholders on May 6, 2008.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures: Bank Mutual Corporation's management, with the participation of Bank Mutual Corporation's Chief Executive Officer and Interim Chief Financial Officer, has evaluated the effectiveness of Bank Mutual Corporation's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based on such evaluation, Bank Mutual Corporation's Chief Executive Officer and Interim Chief Financial Officer have concluded that, as of the end of such period, Bank Mutual Corporation's disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by Bank Mutual Corporation in the reports that it files or submits under the Exchange Act.

Change in Internal Control Over Financial Reporting: There have not been any changes in the Bank Mutual Corporation's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the final fiscal quarter of the year to which this report relates that have materially affected, or are reasonably likely to materially affect, Bank Mutual Corporation's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

The internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorization of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Management of Bank Mutual Corporation is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Bank Mutual Corporation's management, including its chief executive officer and chief financial officer, has assessed the effectiveness of its internal control over financial reporting as of December 31, 2007, based on the criteria established in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Ernst & Young LLP, an independent registered public accounting firm, has audited the consolidated financial statements included in this Annual Report on Form 10-K and, as a part of its audit, has issued an attestation report on the effectiveness of Bank Mutual Corporation's internal control over financial reporting. That attestation report can be found on the following page as part of this Item 9A.

Ernst & Young LLP, Report on Effectiveness of Internal Control Over Financial Reporting

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Bank Mutual Corporation

We have audited Bank Mutual Corporation and Subsidiaries' (the "Company's") internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Bank Mutual Corporation and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Bank Mutual Corporation and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2007 consolidated financial statements and our report dated March 5, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Milwaukee, Wisconsin
March 5, 2008

Item 9B. Other Information.

Not applicable.

Part III

Item 10. Directors and Executive Officers of the Registrant

Information in response to this item is incorporated herein by reference to "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in Bank Mutual Corporation's definitive Proxy Statement for its Annual Meeting of Shareholders on May 6, 2008 (the "2008 Annual Meeting Proxy Statement"). See also "Executive Officers of the Registrant" in Part I hereof following Item 4, which is incorporated herein by reference.

Item 11. Executive Compensation

Information in response to this item is incorporated by reference to "Election of Directors--Board Meetings and Committees--Compensation Committee Interlocks and Insider Participation", "Directors' Compensation", "Compensation Discussion and Analysis", and "Executive Compensation" in the 2008 Annual Meeting Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information in response to this item is incorporated by reference to "Security Ownership of Certain Beneficial Owners" in the 2008 Annual Meeting Proxy Statement.

Equity Compensation Plan Information

The following chart gives aggregate information regarding grants under all equity compensation plans of Bank Mutual Corporation through December 31, 2007.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in 1st column) (2)
Equity compensation plans approved by security holders	4,090,628	$7.365	2,361,883
Equity compensation plans not approved by security holders	0	0	0
Total	4,090,628	$7.365	2,361,883

(1) Represents options granted under the 2001 Plan or 2004 Stock Incentive Plan, which were approved by Company shareholders in 2001 and 2004, respectively.

(2) Represents options or restricted stock which may be granted under the 2004 Plan. No further awards may be made under the 2001 Plan.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information in response to this item is incorporated by reference to "Election of Directors—Board Meetings and Committees—Compensation Committee Interlocks and Insider Participation," and "Certain Transactions and Relationships with the Company" in the 2008 Annual Meeting Proxy Statement.

Item 14. Principal Accountant Fees and Services

Information in response to this item is incorporated by reference to "Independent Auditors" in the 2008 Annual Meeting Proxy Statement.

Part IV

Item 15. Exhibits, Financial Statement Schedules

(a) Documents filed as part of the Report:
1. and 2. Financial Statements and Financial Statement Schedules.

The following consolidated financial statements of Bank Mutual Corporation and subsidiaries are filed as part of this report under Item 8, "Financial Statements and Supplementary Data":

Consolidated Statements of Financial Condition - December 31, 2007 and 2006.

Consolidated Statements of Income - Years Ended December 31, 2007, 2006 and 2005.

Consolidated Statements of Changes In Shareholders' Equity - Years Ended December 31, 2007, 2006 and 2005.

Consolidated Statements of Cash Flows - Years Ended December 31, 2007, 2006 and 2005.

Notes to Consolidated Financial Statements.

Report of Ernst & Young LLP, Independent Auditors, on consolidated financial statements.

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

(b). Exhibits. See Exhibit Index following the signature page of this report, which is incorporated herein by reference. Each management contract or compensatory plan or arrangement required to be filed as an exhibit to this report is identified in the Exhibit Index by an asterisk following its exhibit number.

Part III

Item 10. Directors and Executive Officers of the Registrant

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 7, 2008

BANK MUTUAL CORPORATION

By: /s/Michael T. Crowley, Jr.
Michael T. Crowley, Jr.
Chairman, President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby authorizes Michael T. Crowley, Jr., Eugene H. Maurer, and Marlene M. Scholz, or any of them, as attorneys-in-fact with full power of substitution, to execute in the name and on behalf of such person, individually, and in each capacity stated below or otherwise, and to file, any and all amendments to this report.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated.*

Signature and Title

/s/Michael T. Crowley, Jr.
Michael T. Crowley, Jr., *Chairman, President Chief Executive Officer and Director (Principal Executive Officer)*

/s/Eugene H. Maurer, Jr.
Interim Chief Financial Officer (Principal Financial Officer)

/s/Marlene M. Scholz
Marlene M. Scholz, *Senior Vice President (Principal Accounting Officer)*

/s/Thomas H. Buestrin
Thomas H. Buestrin, *Director*

/s/Mark C. Herr
Mark C. Herr, *Director*

/s/Jelmer G. Swoboda
Jelmer G. Swoboda, *Director*

/s/Raymond W. Dwyer, Jr.
Raymond W. Dwyer, Jr., *Director*

/s/Thomas J. Lopina, Sr.
Thomas J. Lopina, Sr., *Director*

/s/William J. Mielke
William J. Mielke, *Director*

/s/Robert B. Olson
Robert B. Olson, *Director*

/s/David J. Rolfs
David J. Rolfs, *Director*

* Each of the above signatures is affixed as of March 7, 2008.

BANK MUTUAL CORPORATION

("Bank Mutual Corporation" or the "Company")**

Commission File No. 000-32107

EXHIBIT INDEX

TO

2007 REPORT ON FORM 10-K

The following exhibits are filed with, or incorporated by reference in, this Report on Form 10-K for the year ended December 31, 2007:

Exhibit	Description	Incorporated Herein By Reference To	Filed Herewith
3(i)	Restated Articles of Incorporation, as last amended May 29, 2003, of Bank Mutual Corporation (the "Articles")	Exhibit 3(i) to the Company's Registration Statement on Form S-1, Registration No. 333-105685	
3(ii)	Bylaws, as last amended May 7, 2007, of Bank Mutual Corporation	Exhibit 3.1 to the Company's Report on Form 8-K dated May 7, 2007	
4.1	The Articles	Exhibit 3(i) above	
10.1*	Bank Mutual Corporation Savings Restoration Plan and Bank Mutual Corporation ESOP Restoration Plan	Exhibit 10.1(b) to the Company's Annual Report on Form 10-K for the year ended December 31, 2003 ("2003 10-K")	
10.2*	Mutual Savings Bank Outside Directors' Retirement Plan***	Exhibit 10.2 to Bank Mutual Corporation's Registration Statement on Form S-1, Registration No. 333-39362 ("2000 S-1")	
10.3*	Mutual Savings Bank Executive Excess Benefit Plan	Exhibit 10.3 to 2000 S-1	
10.4*	Agreement regarding deferred compensation dated May 16, 1988 between Mutual Savings Bank and Michael T. Crowley, Sr.	Exhibit 10.4 to 2000 S-1	
10.5(a)*	Employment Agreement between Mutual Savings Bank and Michael T. Crowley Jr. dated December 21, 1993 (continuing, as amended, through 2010)	Exhibit 10.5(a) to 2000 S-1	
10.5(b)*	Amendment thereto dated February 17, 1998	Exhibit 10.5(b) to 2000 S-1	
10.6*	Form of Employment Agreements of Mr. Maurer, Ms. Scholz, Mr. Anderegg and Mr. Callen with Mutual Savings Bank, each dated as of January 1, 2001 (continuing through 2008)	Exhibit 10.7 to 2000 S-1	

Exhibit	Description	Incorporated Herein By Reference To	Filed Herewith
10.7(a)*	Employment Agreement between First Northern Savings Bank and Rick B. Colberg dated as of November 1, 2000 (continued, as amended, through 2007) [terminated upon his retirement in January 2008]	Exhibit 10.9 to Bank Mutual's Annual Report on Form 10-K for the year ended December 31, 2000 ("2000 10-K")	
10.7(b)*	Amendment thereto, dated as of August 2, 2002	Exhibit 10.9(b) to 2003 10-K	
10.7(c)*	Second Amendment thereto, dated as of August 19, 2003	Exhibit 10.9(c) to 2003 10-K	
10.8(a)*	Form of Supplemental Retirement Agreement dated as of January 1, 1994 between First Northern Savings Bank and Rick B. Colberg	Exhibit 10.11(a) to 2000 10-K	
10.8(b)*	Form of Amendment No. 1 thereto dated as of September 20, 1995	Exhibit 10.11(b) to 2000 10-K	
10.8(c)*	Form of Amendment No. 2 thereto, dated as of October 15, 1998	Exhibit 10.6.4 to First Northern Capital Corp.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1998 ("FNCC 1998 10-K")	
10.9(a)*	Non-Qualified Deferred Retirement Plan for Directors of First Northern Savings Bank	Exhibit 10.10(a) to 2000 10-K	
10.9(b)*	Amendment No. 1 thereto	Exhibit 10.3.2 to First Northern Capital Corp.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1998 ("FNCC 1998 10-K")	
10.10*	Bank Mutual Corporation 2001 Stock Incentive Plan, as amended May 7, 2002 (superseded, except as to outstanding awards)	Exhibit 10.1 to Bank Mutual Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002	
10.11(a)*	Bank Mutual Corporation 2004 Stock Incentive Plan	Exhibit A to Proxy Statement for 2004 Annual Meeting of Shareholders	
10.11(b)*	Form of Option Agreement thereunder - Bank Mutual Corporation Director Stock Option Agreement	Exhibit 10.1(b) to the Company's Report on Form 10-Q for the quarter ended June 30, 2004 (6-30-04 10-Q")	

Exhibit	Description	Incorporated Herein By Reference To	Filed Herewith
10.11(c)*	Form of Option Agreement thereunder - Bank Mutual Corporation Incentive Stock Option Agreement	Exhibit 10.1(c) to the 6-30-04 10-Q	
10.11(d)*	Form of Restricted Stock Agreement thereunder - Bank Mutual Corporation Directors Management Recognition Award	Exhibit 10.1(d) to the 6-30-04 10-Q	
10.11(e)*	Form of Restricted Stock Agreement thereunder - Bank Mutual Corporation Officers Management Recognition Award	Exhibit 10.1(e) to the 6-30-04 10-Q	
10.12*	Mutual Savings Bank/First Northern Savings Bank Management Incentive Compensation Plan	Exhibit 10.12(b) to Post-Effective Amendment No. 1 to 2000 S-1	
21.1	List of Subsidiaries		X
23.1	Consent of Ernst & Young LLP		X
24.1	Powers of Attorney	Signature Page of this Report	
31.1	Sarbanes-Oxley Act Section 302 Certification signed by the Chairman, President and Chief Executive Officer of Bank Mutual Corporation		X
31.2	Sarbanes-Oxley Act Section 302 Certification signed by the Chief Financial Officer of Bank Mutual Corporation		X
32.1	Certification pursuant to 18 U.S. C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 signed by the Chairman, President and Chief Executive Officer of Bank Mutual Corporation		X
32.2	Certification pursuant to 18 U.S. C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 signed by the Chief Financial Officer of Bank Mutual Corporation		X

* Designates management or compensatory agreements, plans or arrangements required to be filed as exhibits pursuant to Item 14(c) of Form 10-K

** As used in this Exhibit Index, references to Bank Mutual Corporation and the Company also include, where appropriate, Bank Mutual Corporation, a federally-chartered corporation and the predecessor of the current registrant.

*** Mutual Savings Bank is now known as "Bank Mutual."

Corporate Information

Executive Officers

Michael T. Crowley, Jr.	Chairman, President and Chief Executive Officer
Eugene H. Maurer	Interim Chief Financial Officer, Senior Vice President and Secretary
Marlene M. Scholz	Senior Vice President
P. Terry Anderegg	Senior Vice President, Retail Banking (of the Bank)
Christopher J. Callen	Senior Vice President, Lending (of the Bank)

Bank Mutual Corporation Directors

Thomas H. Buestrin
Michael T. Crowley, Jr.
Raymond W. Dwyer, Jr.
Mark C. Herr
Thomas J. Lopina, Sr.
William J. Mielke
Robert B. Olson
David J. Rolfs
Jelmer G. Swoboda

Corporate Offices

Bank Mutual Corporation
4949 West Brown Deer Road
Milwaukee, WI 53223
414-354-1500
bankmutualcorp.com

Transfer Agent

Inquiries regarding change of address, transfer of stock, lost certificates and dividend reinvestment should be directed to:
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
800-368-5948

Independent Auditors

Ernst & Young LLP
875 East Wisconsin Avenue
Milwaukee, WI 53202
Through 2007

Deloitte & Touche LLP
555 E. Wells Street
Milwaukee, WI 53202
Effective 2008

General Counsel

Quarles & Brady LLP
411 East Wisconsin Avenue
Milwaukee, WI 53202

Annual Meeting

The 2008 Annual Meeting of Shareholders will be held on May 6, 2008 at 10 a.m. at the Four Points Sheraton Milwaukee North Hotel, 8900 N. Kildeer Court, Milwaukee, Wisconsin.

Stock Listing

Bank Mutual Corporation common stock is traded on the NASDAQ Global Select Market℠ under the symbol "BKMU."

Investor Relations

Shareholders, analysts, the news media and others desiring general information about the Company or its subsidiaries may contact Michael T. Crowley, Jr., Chairman, President and Chief Executive Officer at the Corporate Headquarters.

A copy (without exhibits) of our Annual Report on Form 10-K for the year ended December 31, 2007, as filed with the Securities and Exchange Commission is available to shareholders on our Web site (bankmutualcorp.com) or at no charge upon written request to our corporate offices. The Annual Report on Form 10-K is included herewith and includes complete financial statements and other financial information about Bank Mutual Corporation. We urge shareholders and others to read the Annual Report on Form 10-K.

The discussions herein which are not historical statements contain forward-looking statements that involve risk and uncertainties. Statements which are not historical statements include those in the future tense or which use terms such as "believe," "expect," and "anticipate." Our actual future results could differ in important and material ways from those discussed. Many factors could cause or contribute to such differences, including those discussed under "Risk Factors" in our Annual Report on Form 10-K filed with the Securities and Exchange Commission.

END